IBM

Annual 2010 Report




Received SEC
MAR 08 2011
Washington, DC 20549

Dear IBM Investor:

I am pleased to report that IBM had another strong year in 2010. Your company continued to outperform our industry and the market at large. We once again achieved record pre-tax earnings, record earnings per share, record free cash flow and improved profit margins, with increased revenues. At the same time, we continued to deliver superior returns to you, our owners. Most importantly, we are well positioned to grow as the global economy recovers.

These results were made possible by decisions and actions that we undertook a decade ago, based on where we believed the world was shifting. But even more, they are a reflection of the mindset, ambitions and values that have guided IBM since its inception, 100 years ago. As such, our performance in 2010 marks a fitting conclusion to our first century as a corporation, and a promising start to our second.

In this letter, I will explain why the long-term thinking and management that IBM has practiced over the past decade have positioned your company advantageously for the next five years and beyond.

IBM today

IBM's performance in 2010 is indicative both of our high-value market position and of the discipline we apply to our strategy and operations. Since 2002, we have added $14 billion to IBM's pre-tax profit base, increased our pre-tax income 3.4 times, our earnings per share 4.7 times and our free cash flow 2.8 times. Cumulatively, we have generated about $96 billion of free cash flow.

Our strong 2010 continued this record of superior performance:

Revenue and income: Our revenue was $99.9 billion, up 4 percent. In 2010 we grew pre-tax income by 9 percent, to $19.7 billion, our highest ever.

Margins: IBM's gross profit margin rose for the seventh consecutive year—to 46.1 percent, up 9.4 points since 2002. Our pre-tax income margin rose to 19.7 percent. Both margins are at their highest in more than a decade. We achieved this by driving productivity and continuing to shift our business mix to more profitable segments. Once again, more than 90 percent of our segment profit in 2010 was from software, services and financing.

Earnings per share: We have continued to achieve strong EPS growth. Last year was another record, with diluted earnings per share of $11.52, up 15 percent. This marked eight straight years of double-digit EPS growth.

Cash flow: IBM has consistently generated strong cash flow, a key indicator of real business performance. In 2010 our free cash flow, excluding the year-to-year change in Global Financing receivables, was $16.3 billion, an increase of $1.2 billion from 2009. IBM ended 2010 with $11.7 billion of cash and marketable securities.

Investment and return to shareholders: Our superior cash flow has enabled us to invest in the business and to generate substantial returns to investors. Our 2010 cash investment was $6 billion for 17 acquisitions—13 of them in key areas of software. After investing $6 billion in R&D and $4 billion in net capital expenditures, we were able to return more than $18 billion to you—$15.4 billion through share repurchases and $3.2 billion through dividends. Last year's dividend increase was 18 percent, marking the 15th year in a row in which we have raised our dividend. Over the past decade, we have returned $107 billion to you in the form of dividends and share repurchases, while investing $70 billion in capital expenditures and acquisitions, and almost $60 billion in R&D.

Leading our industry and the market

We have been able to achieve these results because of the transformation of our company that we began several years ago. At the time, we saw an undercurrent of fundamental change.



Samuel J. Palmisano
Chairman, President
and Chief Executive Officer

1. Changes in the world: The lowering of trade barriers, the rise of the developing world and the emergence of the World Wide Web were unleashing the flow of work on a global scale. We believed these changes were powerful and irreversible, and that they would lead to new high-growth market opportunities and a new form of the corporation itself—what we came to call the globally integrated enterprise.

2. Changes in technology: At the same time, a new model of computing was replacing the PC-based, client/server approach. Computational capability was being put into things no one would recognize as computers: phones, cameras, cars, appliances, roadways, power lines, clothes—and even natural systems, such as agriculture and rivers. All of these were being connected. And we had developed the computing power and advanced analytics to turn mountains of data into insight. As a result, the economic, societal and physical systems of the world were becoming instrumented, interconnected and intelligent. Our planet was becoming smarter.

3. Changes in client demand: Driven by the new opportunities and competitive demands of these first two shifts, enterprises and institutions were no longer content with off-the-shelf technology. They now sought to innovate—not just in their products and services, but also their business processes, management systems, policies and core business models. To accomplish that, they needed to focus on the business outcomes that resulted from technological innovation.

Now that we have shown we can deliver results with consistency, we are doing it again through the introduction last year of our 2015 Road Map.

Because we believed that these shifts would change our industry, creating winners and losers, we transformed IBM's mix of products, services, skills and technologies—exiting commoditizing businesses like PCs and hard disk drives, and making 116 strategic acquisitions over the course of the decade, largely in software and services. We amassed substantial cross-industry expertise, and reinvented the way we deploy it, shifting skills and decision making closer to the marketplace and the client. We invested significantly more in our teams and capabilities in the developing world, and we accelerated the global integration of IBM's operations.

We also worked to rebalance our internal R&D. Of the 5,896 U.S. patents IBM received in 2010 (once again a record for any company, and our 18th straight year of patent leadership), more than 70 percent were for software and services.

A road map to the future

IBM today is a fundamentally different company. In order to make that clear to our investors and to the financial markets, we decided four years ago to introduce our 2010 Road Map. We wanted to explain where we were going and to provide benchmarks for you to evaluate us along the way. We believed—and still believe—that this longer-term framework is the most helpful way to understand our company.

To some, it seemed foolhardy. To my knowledge no company in our industry had done this before. But we felt IBM should take a long-term view, in public as well as in private. And we felt confident about the future, because of the transformational steps we had taken to reposition the company.

Clearly, this worked. As you know, we surpassed our 2010 goal of $10 to $11 in earnings per share. And now that we have shown we can deliver results with consistency, we are doing it again through the introduction last year of our 2015 Road Map.

As before, our new road map isn't just a list of targets; it's a management model, organized around the major drivers of IBM's earnings per share performance. Those are: operating leverage, share repurchase and growth strategies.

Operating leverage will come from our continuing shift to higher-margin businesses and our improving enterprise productivity. We are aiming for $8 billion of productivity improvement over the next five years. Part of that will go to our bottom line, and part will go to investments that improve our competitiveness in the marketplace.

Secondly, we will continue returning value to you. Our road map calls for $50 billion in anticipated share repurchases and $20 billion in dividends.

When it comes to the third component of our road map, we will focus on four growth priorities:

1. Growth Markets.

A historic economic expansion is underway in the emerging markets of the world—as their populations join the middle class and their economies join the global marketplace. These markets are expected to achieve average GDP growth of 5 percent through 2015, more than double the projected growth rate of the developed world. In the largest of these emerging markets, such as China, India and Brazil, IBM is broadening its well-established base of skills and capabilities, nearly doubling our number of branch locations. In less developed markets, such as Africa, we are leveraging anchor clients in sectors like communications and banking. Our recent partnership with Bharti Airtel to provide 21st century wireless telecommunications across 16 countries of Sub-Saharan Africa is one example. Our Growth Markets Unit accounted for 21 percent of IBM's geographic revenue in 2010. We are aiming to approach 30 percent by 2015.

2. Business Analytics and Optimization.
The research firm IDC predicts that global data volumes will increase by 29 times over the next 10 years—to 35 zettabytes. (A zettabyte is a 1 followed by 21 zeros.) Enterprises need a way to manage and mine this deluge of potentially valuable information, and the key is advanced data analytics. IBM spotted this emerging need early, building the world's leading analytics practice, with 7,800 expert consultants, the world's premier nonacademic mathematics function, leading-edge software and offerings integrated by industry. We have received more than 500 analytics patents and have made acquisitions to deepen our capabilities. Under our 2015 Road Map, analytics is expected to grow to $16 billion in revenue by 2015.

3. Cloud and Smarter Computing.
As the world becomes more instrumented and interconnected, businesses and institutions need smarter IT infrastructures to handle dramatic increases in data volumes, and to improve data center efficiency. We are creating new ways to design computer systems—optimized for specific workloads—and new ways to deliver IT-infused services. IBM has helped thousands of clients adopt aspects of cloud delivery, where IT resources are virtualized, highly automated and accessed by self-service. We are assisting clients in areas as diverse as banking, healthcare and government to build their own clouds or to tap securely into IBM cloud-based business and infrastructure services. Our road map calls for $7 billion in revenue from cloud by 2015.

4. Smarter Planet.
Put it all together, and you have what we mean by "building a smarter planet." In 2008 and 2009, we articulated a point of view on ways the world can become smarter, and in 2010, we deployed significant resources to capture the opportunity in key, high-growth industries—such as healthcare, retail, banking and telecommunications—where our experience and solution delivery is strongest. We also expanded our Smarter Cities initiative. Our road map calls for Smarter Planet solutions to grow to $10 billion in revenue by 2015.

By becoming a very different company from what we were just a few years ago, we have become much more like the company IBM has been for most of its history.

In sum, our superior strategic positioning, strong balance sheet, solid recurring revenue, robust profit streams and unmatched global reach give us confidence that we will be able to continue achieving the same kinds of results in the next five years that we have achieved during the past decade.

Over the last 10 years, we have nearly tripled our EPS, added $109 billion in free cash flow, returned $107 billion to you, tripled our software profits and increased the share of our revenue from growth markets from 11 to 21 percent, excluding divested PCs and printers. Over the next five years, we expect to grow our operating (non-GAAP) earnings to at least $20 per share, to generate another $100 billion in free cash flow, to return an additional $70 billion to you, to grow our software profit to about half of total segment profit and to increase growth markets' contribution to our revenue to nearly 30 percent.

The information on pages 9 to 15—"Generating Higher Value at IBM"—summarizes our road maps, places them in the context of IBM's 100 years of growth, and describes our opportunities in the coming era.

A new century of progress

Let me close with a few words on reaching the extraordinary milestone of 100 years, which we will mark on June 16 of this year.

Throughout this time, spanning many eras of technology, markets, global economics, politics and culture—and across multiple managements, strategies, innovations, products and services within IBM itself—our company has consistently done three things:

First, we have foreseen the opportunities of our times, and made markets in them.

These have included the automation of modern retail, banking and air travel; the creation of population-scale systems such as U.S. Social Security; and the farther reaches of scientific progress, from the exploration of space to the frontiers of genomics, bioinformatics and nanotechnology. Today, it encompasses the even broader range of work we describe as building a smarter planet—optimizing the enormously complex systems that enable services to be delivered; physical goods to be developed, manufactured, bought and sold; everything from people and money to oil, water and electrons to move; and billions of people to work and live.

Second, we have created the tools to do that ambitious work and to capture its economic opportunity.

In the early decades of IBM's life, this involved clocks, scales and punched card tabulators. It changed fundamentally with the dawn of the computer age, as IBM created many of its technological breakthroughs, from the relational database to the disk drive, DRAM, FORTRAN, the mainframe, the PC and much more. We built the world's most productive industrial laboratory—home to five Nobel Prize winners and generator of more U.S. patents than any other company in the world. And it continues today, with breakthroughs such as Watson, the computer that recently defeated the two all-time champions on the television quiz show, *Jeopardy!* Watson's vast analytic capacity represents a new stage in computing's ability to tackle the world's most pressing needs where and when they really emerge—in the natural language of healthcare, banking, government, retail and more.

Finally, we have consistently built an organization that can sustainably deliver that kind of value.

This is nontrivial. Over the past century, many enterprises, institutions and governments have come and gone. IBM's longevity rests on our founders' success in shaping a particular kind of organization. It was a company that mastered the creation of economic value from knowledge and information; that was truly global—whatever that meant for each era; and that pioneered a new kind of relationship with society. Most importantly, IBM's leaders believed that a great company could only survive decades of change through the intentional creation of a vibrant culture, one grounded in shared beliefs and values. And they and subsequent generations of IBMers actually built it.

That is the legacy of IBM's first century, and it continues to shape our company today. It is no accident that our growth strategies like Smarter Planet and Growth Markets are aimed at the most promising business and societal opportunities of our era. Nor is it surprising that we are pushing the frontiers of science and technology to achieve those ambitious goals—from analytics, to cloud, to new workload-specific computing models. It is also consistent with our DNA that we have paid equal attention to the continual reinvention of IBM itself—most importantly, reexamining and applying our core values to how we run the company.

In a fundamental sense, by becoming a very different company from what we were just a few years ago, we have become much more like the company IBM has been for most of its history. As we start our second century, that's a good place to be.

Let me close by expressing my pride in the world-wide IBM team for bringing us to this point, and my gratitude to you, our shareholders, for your unwavering support. I hope that you are pleased with how your company is performing and evolving. And I trust that you share our excitement about the future of an enterprise whose storied past is propelling us into an enormously promising future.



Samuel J. Palmisano
Chairman, President and Chief Executive Officer

'This letter includes selected references to certain non-GAAP financial measures that are made to facilitate a comparative view of the company's ongoing operational performance. For information about the company's financial results related to (i) free cash flow excluding Global Financing receivables and (ii) operating (non-GAAP) earnings, which are in each case non-GAAP measures, see the company's Form 8-K submitted to the SEC on January 18, 2011 (Attachment II—Non-GAAP Supplementary Materials).

Generating Higher Value at IBM

Over the past decade, IBM has built a record of leadership by pursuing the most transformational opportunities, inventing the breakthrough technologies to capture them and building an organization able to deliver superior results over the long term.

This wasn't new. It's what we have been doing for 100 years.


CTRCo.

BUSINESS
INTERNATIONAL
MACHINES

IBM


As the new century dawned, we saw change coming. The IT industry and the broader economy were being transformed by the rising tide of global integration, by a new computing model and by new client needs for integration and innovation.

And that meant we needed to transform ourselves.

1. We changed our business mix toward higher-value, more profitable technologies and market opportunities.



Segment Pre-Tax Income*
($ in billions)
2000**
2.7 1.2 4.5 2.8
24% 11% 40% 25%
2010
1.6 2.0 8.1 9.1
8% 9% 39% 44%
0 4 8 12 16 $20
Hardware Financing Services Software

* Sum of external segment pre-tax income not equal to IBM pre-tax income.
** Excludes Enterprise Investments and not restated for stock-based compensation.

2. We became a globally integrated enterprise, improving productivity and capturing new growth.

Since 2005, global integration has enabled IBM to gain $6 billion in productivity savings while improving service quality. We have shifted resources toward building client relationships and employee skills, while positioning IBM for new market opportunities, such as business analytics, Smarter Cities and infrastructure build-outs underway in emerging markets.



Growth Markets Share of Geographic Revenue
(excluding divested businesses of PCs and printers)
11%
00 06 07 08 09 10
21%

3. By aligning our business model with our clients' needs we generated superior financial results.

We achieved record earnings per share.
Diluted earnings per share in 2010 were $11.52, having nearly tripled since the end of 2000, and marking eight consecutive years of double-digit growth. Our focus on productivity and a continuing shift in our business mix to more profitable segments has helped drive our performance.

And record cash performance.
In 2010 our free cash flow, excluding the year-to-year change in Global Financing receivables, was $16.3 billion—an increase of $1.2 billion from 2009. Since the end of 2000 we have generated $109 billion in free cash flow.



Financial Performance History
(% of total revenue, $ in billions)
50%
46.1%
37%
25
19.7%
12%
0
00 10
$16
12
8
4
0
00 10
Pre-Tax Income Margin
Gross Profit Margin
Free Cash Flow

4. We invested in future sources of growth and provided record returns to shareholders . . .

Since the end of 2000, we invested $43 billion in capital expenditures and $27 billion net on acquisitions (116 companies) targeted toward high-value areas.

We returned $89 billion to our shareholders as share repurchases and increased our dividend each year over the last decade. At the end of 2010 our quarterly dividend per share was five times higher than in 2000.

. . . while continuing to invest in R&D—nearly $60 billion since the end of 2000.



Primary Uses of Cash Since the End of 2000
$177 billion
$70 billion
Reinvested
Capital Expenditures & Acquisitions
$107 billion
Returned to Shareholders
Share Repurchases & Dividends

5. Today, we run a business model that delivers long-term value and high performance.

Early in 2007, we established our earnings per share road map to 2010. It provided clarity about our business model, objectives and key factors driving performance. The road map also aligned all IBMers against a set of long-term objectives.

We achieved $11.52 of EPS in 2010, well above the high end of the range of $10 to $11 during one of the toughest economic environments in decades.

This resulted in superior returns to investors over the road map period.

Now, our 2015 Road Map continues the drive to higher value—with the expectation of at least $20 operating EPS in five years (non-GAAP).*

Key objectives over the next five years:

- $100 billion in free cash flow
- $70 billion of capital returned to shareholders
- $20 billion in spending on acquisitions
- Software becomes about half of segment profit
- Growth markets approach 30 percent of geographic revenue



At Least $20
Operating EPS*
Operating EPS*
Segment Operating Pre-Tax Income*,**
Software
Services
Hardware/Financing
2000
2006
2007
2008
2009
2010
2015

Key Drivers for 2015 EPS Road Map

Revenue Growth
A combination of base revenue growth, a shift to faster growing businesses and strategic acquisitions.

Operating Leverage
A shift to higher-margin businesses and enterprise productivity derived from global integration and process efficiencies.

Share Repurchase
Leveraging our strong cash generation to return value to shareholders by reducing shares outstanding.

*Excludes acquisition-related and nonoperating retirement-related charges.

**2000 and 2001 exclude Enterprise Investments and not restated for stock-based compensation. Sum of external segment pre-tax income not equal to IBM pre-tax income.

Today our investments are fueling growth initiatives that are expected to drive $20 billion in incremental revenue by 2015.



Growth Markets

Approaches
30% of IBM's
geographic revenue by 2015

Opportunity:
The emerging market GDP growth rate—expected to be 5 percent through 2015—is more than double that of major markets.

2015 Road Map Objective:
Growth Markets revenue approaches 30 percent of IBM's geographic revenue by 2015.

A historic economic expansion is underway in the emerging markets of the world—as their populations join the middle class and their economies join the global marketplace. In the largest of these emerging markets, such as China, India and Brazil, IBM is broadening its well-established base of skills and capabilities, nearly doubling our number of branch locations. In less developed markets, such as Africa, we are leveraging anchor clients in sectors like communications and banking. Our recent partnership with Bharti Airtel Africa to provide 21st century wireless telecommunications across 16 countries of Sub-Saharan Africa is one example.



Cloud

$7 billion
in revenue by 2015

Opportunity:
Cloud is a new, highly efficient model for consuming and delivering IT-based services. It is made possible by virtualizing resources, automating processes and standardizing tasks so they can be offered as easy-to-use services.

2015 Road Map Objective:
Cloud revenue is expected to be $7 billion by 2015, of which $3 billion is incremental.

IBM has helped thousands of clients in areas as diverse as banking, healthcare and government build their own clouds or securely tap into IBM cloud-based business and infrastructure services. IBM manages millions of cloud-based transactions every day and provides cloud analytics services to clients like Seton Hall University, Petco, Speedo and Crocs.

ING, a major player in the financial services industry, engaged IBM to design and build a cloud platform that will speed the delivery of new services to millions of clients and employees. Danone is working with IBM to provide a secure cloud trading network for its customers and business partners, while ADP is using IBM's cloud integration software to expand its tax filing offerings to new markets serving employers of all sizes.

1010101010 0101010101 Business Analytics

$16 billion
in revenue by 2015

Opportunity:
Global data volumes are predicted to increase by 29 times over the next 10 years to 35 zettabytes.* (A zettabyte is a 1 followed by 21 zeros.)

2015 Road Map Objective:
Business analytics revenue is expected to be $16 billion by 2015.

Enterprises need a way to manage and mine the deluge of potentially valuable information, and the key is advanced data analytics. IBM spotted this emerging need early, building the world's leading analytics practice—with 7,800 expert consultants, the world's premier nonacademic mathematics function and the acquisition of 25 companies, for $14 billion in gross spending, to deepen our capabilities.

Our scientists have received more than 500 analytics patents. They are expanding technology frontiers through breakthroughs like the powerful new computer named Watson, which competed and won on the television quiz show *Jeopardy!* Applying Watson's use of advanced analytics to decipher natural language, IBM is working to identify better healthcare diagnoses, potential drug interactions and "what if" scenarios in finance and compliance.



Smarter Planet

$10 billion
in revenue by 2015

Opportunity:
The infusion of digital intelligence into industries, infrastructures, processes and cities can make them more productive, efficient and responsive.

2015 Road Map Objective:
Smarter Planet revenue is expected to be $10 billion by 2015.

In 2008 and 2009, we articulated a point of view on ways the world can become smarter, and in 2010, we deployed significant resources to capture the opportunity in key, high-growth industries where our experience and solution delivery is strongest. We also expanded our Smarter Cities initiative, targeting local leaders who influence trillions in spending worldwide. In Rio de Janeiro, IBM is developing a system to integrate real-time information and processes across many city departments, including civil defense, transportation and meteorology, for a sustainable operations infrastructure in the face of unprecedented growth.

Similar city infrastructure projects are underway in cities across the world such as Ho Chi Minh City, Shanghai, Seoul, Sydney, Helsinki, Amsterdam, Rotterdam, San Francisco and Washington, D.C.

*David Reinsel, vice president, Storage Group, IDC Research

In our second century, as in our first, IBM's business model is based on continuous forward motion.

Through 100 years of a commitment to innovation and progress…

Inventing core technologies…

Through breakthroughs like the FORTRAN programming language in 1957, computer memory in the 1960s, the relational database in the 1970s, reduced instruction set computing (RISC) in the early 1980s, and materials science advances in the 1990s (now in millions of mobile devices), IBM built the foundations for a world of instrumented, interconnected and intelligent systems.

Defining computing architectures…

From punched card tabulators in the 1920s, to the compatible mainframe System/360 in the 1960s, to the PC in the 1980s, to parallel computing in the 1990s, IBM has shaped the modern IT industry. Today IBM is leading shifts to enterprise cloud computing and building highly optimized systems like Watson able to understand and analyze natural language.

A commitment to research…

IBM has invested more than $150 billion in R&D, and has received more than 75,000 U.S. patents. Five IBMers were Nobel Laureates. Today we have 10 global research labs pioneering breakthroughs, advancing technologies and helping define open standards. IBM Research is engaged in long-term collaborations with universities, government agencies and businesses, in fields as varied as nanotechnology, deep analytics and the evolution of the Internet.

1911
Net income:
$800,000

1943
Net income:
$9 million
Revenue:
exceeds $100 million

1957
Net income:
$110 million
Revenue:
exceeds $1 billion

1910 1920 1930 1940 1950 1960

For 100 years, IBM has transformed industries and advanced the world's most critical systems.



Automating Rail Systems

1915 Nearly all major U.S. railroads used tabulating technology to automate scheduling and accounting operations, starting with New York Central and Hudson River Railroad.

2010 Helped Russian Railways move 1.3 billion passengers and freight more efficiently.

Modernizing Government

1922 Tabulating technology used to conduct Brazil's first mechanized census.

2010 Helped New York State save nearly $1 billion preventing tax fraud with advanced analytics.

Automating Aviation Industry Operations

1962 Created the Sabre airline reservation system for American Airlines—a precursor of everything from the ATM to e-commerce.

2010 Helping New Delhi's international airport manage growth in air travel from 28 million passengers today to an expected 150 million passengers in 2020.

Raising Healthcare Standards

1965 Physicians detected changes in temperature, blood pressure and heartbeat with data collected and visualized by an IBM monitoring system.

2010 Stream computing technology and advanced analytics research at the University of Ontario Institute of Technology are used to monitor the health of premature babies at the Hospital for Sick Children, Toronto.

... IBM has changed global business and society, in the process generating strong financial results and superior returns to our owners.

Since 1915, IBM stock has appreciated more than **40,000** times its original value.

Over that same period the Dow Jones Industrial Average has appreciated about **125** times.

One hundred years of driving progress gives us confidence that we can continue to do so—and to deliver superior returns—in our second century.

IBM Share Price*
(Adjusted for stock splits)

$160
$140
$120
$100
$80
$60
$40
$20

1985
Net income: $6.6 billion
Revenue: exceeds $50 billion

2000
Net income: $7 billion
Revenue: $85.1 billion

2010
Net income: $14.8 billion
Revenue: $99.9 billion

1970 1980 1990 2000 2010



Building Smarter Energy and Water Systems

1965 Analyzed ways to increase power output of hydroelectric dams in France.

2009 Helped implement the world's first nationwide smart grid for Malta's energy and water systems.

Reinventing Transportation

1930 IBM receives patent for traffic signal timing system.

2010 Helped speed development of GM's Chevrolet Volt electric vehicle with sophisticated design and simulation software.

Upgrading the Retail Experience

1974 Supermarkets start scanning UPC barcodes, invented by IBM.

2010 Collaborated with Thailand's Ministry of Agriculture and Cooperatives to implement food traceability technologies with farmers, exporters and retailers.

Developing Banking Infrastructure

1997 Created first global settlement system for currency exchange, averaging $4 trillion a day, with the CLS Group, an industry consortium.

2008 Introduced world's first real-time securities settlement system for Mexico.

*Reflects IBM share price from November 1915 through January 19, 2011, the day after IBM's 2010 earnings announcement. IBM share price from December 1925 to December 2010 was calculated (or derived) based on data from *CRSP US Stock Database*© 2010. Center for Research in Security Prices (CRSP), The University of Chicago Booth School of Business.

"Generating Higher Value at IBM" includes selected references to certain non-GAAP financial measures that are made to facilitate a comparative view of the company's ongoing operational performance. For information about the company's financial results related to (i) free cash flow excluding Global Financing receivables and (ii) operating (non-GAAP) earnings, which are in each case non-GAAP measures, see the company's Form 8-K submitted to the SEC on January 18, 2011 (Attachment II—Non-GAAP Supplementary Materials).

Financial Highlights

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	2010	2009
Revenue	**$ 99,870**	$ 95,758
Net income	**$ 14,833**	$ 13,425
Earnings per share of common stock:		
Assuming dilution	**$ 11.52**	$ 10.01
Basic	**$ 11.69**	$ 10.12
Net cash provided by operating activities	**$ 19,549**	$ 20,773
Capital expenditures, net	**3,984**	3,747
Share repurchases	**15,375**	7,429
Cash dividends paid on common stock	**3,177**	2,860
Per share of common stock	**2.50**	2.15

At December 31:	2010	2009
Cash, cash equivalents and marketable securities	**$ 11,651**	$ 13,973
Total assets	**113,452**	109,022
Working capital	**7,554**	12,933
Total debt	**28,624**	26,099
Total equity	**23,172**	22,755
Common shares outstanding (in millions)	**1,228**	1,305
Market capitalization	**$180,220**	$170,869
Stock price per common share	**$ 146.76**	$ 130.90
Number of employees in IBM/wholly owned subsidiaries	**426,751**	399,409

Management Discussion

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Overview

The financial section of the International Business Machines Corporation (IBM or the company) 2010 Annual Report includes the Management Discussion, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. This Overview is designed to provide the reader with some perspective regarding the information contained in the financial section.

Organization of Information

- The Management Discussion is designed to provide readers with an overview of the business and a narrative on the company's financial results and certain factors that may affect its future prospects from the perspective of the company's management. The "Management Discussion Snapshot" on pages 18 to 20 presents an overview of the key performance drivers in 2010.
- Beginning with the "Year in Review" on page 25, the Management Discussion contains the results of operations for each reportable segment of the business and a discussion of the company's financial position and cash flows. Other key sections within the Management Discussion include: "Looking Forward" on pages 46 and 47 and "Liquidity and Capital Resources" on pages 47 to 50. It is useful to read the Management Discussion in conjunction with note V, "Segment Information," on pages 126 to 130.
- Global Financing is a reportable segment that is measured as a standalone entity. A separate "Global Financing" section is included beginning on page 55.
- The Consolidated Financial Statements are presented on pages 62 through 67. These statements provide an overview of the company's income and cash flow performance and its financial position.
- The Notes follow the Consolidated Financial Statements. Among other items, the Notes contain the company's accounting policies (pages 68 to 79), acquisitions and divestitures (pages 81 to 86), detailed information on specific items within the financial statements, certain contingencies and commitments (pages 103 through 105), and retirement-related benefits information (pages 112 through 126).
- The Consolidated Financial Statements and the Notes have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).
- The references to "adjusted for currency" or "at constant currency" in the Management Discussion are made so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period's currency conversion rate. This approach is used for countries where the functional currency is the local country currency. See "Currency Rate Fluctuations" on page 53 for additional information.
- Within the financial statements and tables in this Annual Report, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Forward-Looking and Cautionary Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statement in this Annual Report speaks only as of the date on which it is made; the company assumes no obligation to update or revise any such statements. Forward-looking statements are based on the company's current assumptions regarding future business and financial performance; these statements by their nature address matters that are uncertain to different degrees. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company's filings with the Securities and Exchange Commission (SEC), including the company's 2010 Form 10-K filed on February 22, 2011.

Management Discussion Snapshot

($ and shares in millions except per share amounts)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent/ Margin Change
Revenue	**$ 99,870**	$ 95,758	4.3%*
Gross profit margin	**46.1%**	45.7%	0.3 pts.
Total expense and other income	**$ 26,291**	$ 25,647	2.5%
Total expense and other income-to-revenue ratio	**26.3%**	26.8%	(0.5) pts.
Income before income taxes	**$ 19,723**	$ 18,138	8.7%
Provision for income taxes	**4,890**	4,713	3.8%
Net income	**$ 14,833**	$ 13,425	10.5%
Net income margin	**14.9%**	14.0%	0.8 pts.
Earnings per share of common stock:			
Assuming dilution	**$ 11.52**	$ 10.01	15.1%
Weighted-average shares outstanding:			
Assuming dilution	**1,287.4**	1,341.4	(4.0)%
Assets**	**$113,452**	$109,022	4.1%
Liabilities**	**$ 90,279**	$ 86,267	4.7%
Equity**	**$ 23,172**	$ 22,755	1.8%

* 3.3 percent adjusted for currency.
** At December 31.

In 2010, the company delivered strong financial results highlighted by improved revenue performance, continued margin expansion, solid cash generation and record levels of net income and earnings per share. The financial performance continues to be driven by the strength of the company's global model and the results of the strategic transformation of the business.

The company's transformation, which started at the beginning of the decade, has been focused on shifting the business to higher value areas of the market, improving operating leverage through productivity and investing in opportunities to drive future growth. The overall changes to the business have been dramatic. Several examples demonstrate the success of this transformation.

To capture the opportunity that exists in the emerging markets, the company created a dedicated management system and invested to drive market expansion and infrastructure development. Since 2000, the company has added $10 billion in annual revenue from its growth markets, and with a revenue growth rate that has consistently exceeded the major markets, the revenue contribution from the growth markets has increased significantly to 21 percent of total geographic revenue in 2010.

Across the company's portfolio, there has been a shift to higher value areas while divesting commoditizing businesses. These actions have contributed to a significant change in the mix of the business. In 2000, Global Services segment pre-tax income was $4.5 billion; in 2010, it was over $8 billion. The Software growth is even more dramatic. In 2000, Software segment pre-tax income was $2.8 billion; in 2010, it was over $9 billion, tripling since 2000 and now representing 44 percent of total segment pre-tax income.

At the consolidated level, since 2000, the company has added $10 billion of pre-tax income, nearly tripled earnings per share and generated over $162 billion in cash flow from operating activities. The strong profit and cash generation has enabled the company to invest in the business, while delivering significant shareholder returns. In the past 10 years, the company has invested almost $60 billion in research and development and approximately $32 billion in acquiring 116 companies, adding to its capabilities in high-value areas like business analytics and smarter planet. From 2001-2010, the company returned $107 billion to shareholders through share repurchases and dividends, with almost $19 billion in 2010. The company's performance in 2010 marked the end of a very successful decade. The changes that the company has made over the last 10 years have strengthened the business and position it well going forward.

For the year, the company delivered $11.52 in diluted earnings per share, an increase of 15.1 percent year to year. This was the eighth consecutive year of double-digit earnings per share growth. In 2007, the company developed a Road Map for growth with an earnings per share objective for 2010 of $10 to $11 per share. With its performance in 2010, the company exceeded the low end of its objective by $1.52 per share and the high end by $0.52 per share. The resilience of the business model enabled the company to exceed its objective even while managing through the severe global recession.

Total revenue for 2010 increased 4.3 percent (3 percent adjusted for currency) compared to 2009; excluding the divested Product Lifecycle Management (PLM) operations, total revenue increased 4.9 percent (4 percent adjusted for currency). Revenue from the growth markets increased 16.0 percent (11 percent adjusted for currency) with performance led by the BRIC countries of Brazil, Russia, India and China which increased 18 percent, adjusted for currency. Within the growth markets, 40 countries grew revenue at a double-digit rate at constant currency in 2010 compared to the prior year. Segment performance was driven by Systems and Technology which increased 11.0 percent year to year (11 percent adjusted for currency) and Software which increased 5.1 percent (5 percent adjusted for currency). Software revenue, excluding PLM, grew 8.1 percent (8 percent adjusted for currency). Within Software, performance was led by key branded middleware which increased 10.8 percent (11 percent adjusted for currency) compared to the prior year. Systems and Technology revenue growth was driven by new product introductions and very strong performance in the growth markets which increased 20 percent (19 percent adjusted for currency).

The consolidated gross profit margin increased 0.3 points versus 2009 to 46.1 percent, reflecting the improved business mix, operating leverage and the continued success of the company's productivity initiatives. This was the seventh consecutive year of improvement in the gross profit margin. Gross profit margin performance by segment and the impact to the consolidated gross margin was as follows:

	Gross Margin	Yr.-to-Yr. Change	Consolidated Impact
Global Technology Services	**34.7%**	(0.3) pts.	(0.0) pts.
Global Business Services	**28.3%**	0.0 pts.	0.0 pts.
Software	**86.9%**	0.9 pts.	0.3 pts.
Systems and Technology	**38.5%**	0.7 pts.	0.0 pts.
Global Financing	**51.3%**	3.8 pts.	0.1 pts.

In 2010, the company continued to invest for innovation and growth. These investments supported the introduction of the new System z mainframe and POWER7 products and the success in the performance of the growth markets. The company also invested $6 billion to acquire 17 companies, adding significant new capabilities to support its growth initiatives.

Total expense and other income increased 2.5 percent in 2010 versus 2009. The year-to-year drivers were approximately:

- Operational expense, (2) points
- Currency,* 1 point
- Acquisitions,** 3 points

* Reflects impacts of translation and hedging programs.
** Includes acquisitions completed in prior 12-month period.

Pre-tax income grew 8.7 percent and the pre-tax margin was 19.7 percent, an increase of 0.8 points versus 2009. Net income increased 10.5 percent reflecting an improvement in the tax rate. The effective tax rate was 24.8 percent, compared with 26.0 percent in the prior year. Net income margin improved 0.8 points to 14.9 percent.

Diluted earnings per share improved 15.1 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2010, the company repurchased approximately 118 million shares of its common stock. Diluted earnings per share of $11.52 increased $1.51 from the prior year driven by the following factors:

- Revenue increase at actual rates, $0.43
- Operating leverage, $0.62
- Common stock repurchases, $0.46

At December 31, 2010, the company's balance sheet and liquidity positions remained strong. Cash and marketable securities at year end were $11,651 million. Total debt of $28,624 million increased $2,525 million year to year, and the company generated $19,549 million in operating cash flow in 2010. The company has consistently generated strong cash flow from operations and also continues to have access to additional sources of liquidity through the capital markets and its global credit facility.

Key drivers in the company's balance sheet and total cash flows are highlighted below.

Total assets increased $4,430 million ($3,609 million adjusted for currency) from December 31, 2009, driven by:

- Increased goodwill ($4,946 million) and intangible assets ($975 million) driven by 2010 acquisitions;
- Higher level of total receivables ($1,337 million) and increased total other assets ($679 million), partially offset by;
- Decreases in cash and cash equivalents ($1,522 million) and marketable securities ($800 million); and
- Lower total deferred taxes ($1,140 million).

Total liabilities increased $4,012 million ($3,673 million adjusted for currency) from December 31, 2009 driven by:

- Higher total debt ($2,525 million);
- Increase in deferred income ($839 million); and an
- Increase in compensation and benefits ($523 million).

Total equity of $23,172 million increased $418 million from the prior year-end balance as a result of:

- Higher retained earnings ($11,632 million);
- Increase in common stock ($3,608 million);
- Increase in foreign currency translation adjustments ($643 million); and an
- Increase in net unrealized gains on hedge of cash flow derivatives ($385 million), partially offset by an;
- Increase in treasury stock ($14,918 million); and a
- Decrease in retirement-related items ($992 million).

The company generated $19,549 million in cash flow provided by operating activities, a decrease of $1,224 million, compared to 2009, primarily driven by a decrease in cash from total receivables ($2,620 million), partially offset by the increase in net income ($1,408 million). Net cash used in investing activities of $8,507 million was $1,778 million higher than 2009, primarily due to increased acquisitions ($4,728 million), decreased cash from divestitures ($345 million) and increased net capital spending ($299 million), partially offset by the year-to-year net impacts related to marketable securities and other investments ($3,753 million).

Net cash used in financing activities of $12,429 million was $2,271 million lower versus 2009, primarily due to the net benefit from debt ($9,812 million) and an increase in cash from other common stock transactions ($722 million), partially offset by higher common stock repurchases ($7,946 million).

The estimated Global Services backlog was $142 billion at December 31, 2010, up $5 billion ($4 billion adjusted for currency) versus the prior year-end balance.

In January 2011, the company disclosed that it is expecting GAAP earnings of at least $12.56 and operating (non-GAAP) earnings of at least $13.00 per diluted share for the full year 2011. For additional information on the company's use of operating (non-GAAP) earnings, see the "Looking Forward" section on pages 46 and 47.

For additional information and details, see the "Year in Review" section on pages 25 to 39.

Description of Business

Please refer to IBM's Annual Report on Form 10-K filed with the SEC on February 22, 2011 for a more detailed version of this Description of Business, especially Item 1A. entitled "Risk Factors."

The company creates business value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client's operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry-leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing.

Strategy

Despite the volatility of the information technology (IT) industry over the past decade, IBM has consistently delivered superior performance, with a steady track record of sustained earnings per share growth. The company has shifted its business mix, exiting commoditized segments while increasing its presence in higher-value areas such as services, software and integrated solutions. As part of this shift, the company has acquired 116 companies this past decade, complementing and scaling its portfolio of products and offerings.

IBM's clear strategy has enabled steady results in core business areas, while expanding its offerings and addressable markets. The key tenets of this strategy are:

- Deliver value to enterprise clients through integrated business and IT innovation;
- Shift the business mix to higher-value areas; and
- Become the premier globally integrated enterprise

These priorities reflect a broad shift in client spending away from "point products" and toward integrated solutions, as companies seek higher levels of business value from their IT investments. IBM has been able to deliver this enhanced client value thanks to its industry expertise, understanding of clients' businesses and the breadth and depth of the company's capabilities.

Consistent with this strategy IBM is leveraging its capabilities to build and expand strong positions in targeted growth areas. IBM's growth initiatives include Smarter Planet, Growth Markets, Business Analytics and Optimization, and Cloud Computing. Each initiative represents a significant growth opportunity with attractive profit margins for IBM.

Smarter Planet

Smarter Planet is an overarching strategy that highlights IBM's differentiated capabilities and generates broad-based demand for the company's products and services. Smarter Planet encapsulates IBM's view of enterprise IT's next major revolution: the instrumentation and integration of the world's processes and infrastructures—from energy grids and pipelines to supply chains and traffic systems. The amount of data these systems can generate can now be captured and analyzed. This infusion of intelligence enables more efficiency, productivity and responsiveness.

Clients seeking these "smart" solutions value IBM's deep industry and process expertise, powerful back-end systems and data analytics, complex systems integration capability and unique research capacity. IBM has built a series of horizontal solutions through organic development and strategic acquisitions including smarter commerce and smarter physical infrastructure. IBM's Industry Frameworks provide a flexible software foundation for developing, acquiring and deploying these smart industry solutions. Each framework supports multiple solutions, enabling fast, efficient and tailored capabilities in support of clients' business needs. These frameworks represent a proven technique for the company to engage with its clients, driving sustained growth and high business value in support of our Smarter Planet strategy.

Growth Markets

The company has benefited from its investments over the past several years in growth markets. The focus now is on geographic expansion of IBM's presence; on specific industry verticals of the highest impact and opportunity; on countries' build-out of infrastructure aligned with their national agendas; and on creating markets and new business models to serve the different requirements that exist in these emerging countries.

In order to support this growth, IBM is continuing to invest significantly in these markets to expand capacity and develop talent. At the same time, IBM is expanding and benefiting from large teams of talent with global missions of delivery. The company continues to deepen its research and development (R&D) teams to design for the unique challenges and rapid growth facing these markets.

Business Analytics and Optimization

Business optimization through the application of analytics across the business has emerged as another major category of business value. It succeeds earlier generations of back-office automation, basic enterprise resource planning and traditional business intelligence. Business analytics allows clients to see patterns in data they could not see before, understand their exposure to risk, and predict the outcomes of business decisions with greater certainty.

IBM's approach is end-to-end, providing cross-enterprise as well as industry-based analytics solutions. IBM has established the Business Analytics and Optimization practice, leveraging IBM consulting capabilities and software products, along with systems and research assets. IBM's breadth of expertise uniquely positions the company for revenue and profit growth.

Cloud Computing

Cloud is a new model for consuming and delivering IT and business services. It can deliver significant economies of scale, higher qualities of service and a new platform for business model innovation. The power of the model comes from harnessing vast stores of under-utilized technology with highly efficient virtualization and management, consumer-style user interfaces and the ubiquitous broadband.

IBM has helped thousands of clients adopt aspects of cloud computing. IBM is helping them build their own cloud-based infrastructures, provide security and integration services or offering infrastructure and business services from the IBM Cloud, including advanced analytics, collaboration, and IT infrastructure including virtual servers and storage or access to tools for testing software. IBM brings expert consulting, breakthrough technologies and a portfolio of cloud services squarely focused on the requirements of the enterprise. IBM has also implemented the cloud model within IBM in areas as diverse as sales analytics and research collaboration.

Business Model

The company's business model is built to support two principal goals: helping clients succeed in delivering business value by becoming more innovative, efficient and competitive through the use of business insight and IT solutions; and providing long-term value to shareholders. The business model has been developed over time through strategic investments in capabilities and technologies that have the best long-term growth and profitability prospects based on the value they deliver to clients.

The company's global capabilities include services, software, systems, fundamental research and related financing. The broad mix of businesses and capabilities are combined to provide business insight and solutions for the company's clients.

The business model is resilient, adapting to the continuously changing market and economic environment. The company continues to divest commoditizing businesses and strengthen its position through strategic organic investments and acquisitions in higher-value segments like business analytics, smarter planet and cloud computing. In addition, the company has transformed itself into a globally integrated enterprise which has improved overall productivity and is driving investment and expanding participation in the world's fastest growing markets. As a result, the company is a higher performing enterprise today than it was several years ago.

This business model, supported by the company's long-term financial model, has enabled the company to deliver consistently strong earnings, cash flows and returns to shareholders in changing economic environments.

Business Segments and Capabilities

The company's major operations consists of five business segments: Global Technology Services, Global Business Services, Software, Systems and Technology and Global Financing.

Global Services is a critical component of the company's strategy of providing IT infrastructure and business insight and solutions to clients. While solutions often include industry-leading IBM software and systems, other suppliers' products are also used if a client solution requires it. Approximately 60 percent of external Global Services segment revenue is annuity-based, coming primarily from outsourcing, maintenance and application management services arrangements. The Global Services backlog provides a solid revenue base entering each year. Within Global Services, there are two reportable segments: Global Technology Services and Global Business Services.

Global Technology Services (GTS) primarily provides IT infrastructure services and business process services, delivering business value through the company's global scale, standardization and automation.

GTS Capabilities

Strategic Outsourcing Services. Comprehensive IT outsourcing services dedicated to transforming clients' existing infrastructures to ensure better quality, flexibility, risk management and financial value. IBM integrates long-standing experience in service management, technology and industry applications with new technologies, such as cloud computing and virtualization, to help clients maximize the application of technology to achieve their business objectives.

Global Process Services. A range of offerings from standardized processing platforms and business process outsourcing through transformational offerings that deliver improved business results to clients through the strategic change and/or operation of the client's business processes, applications and infrastructure (previously known as Business Transformation Outsourcing).

Integrated Technology Services. Project-based portfolio of services that enable clients to optimize their IT environments by driving efficiency, flexibility and productivity, while reducing costs. The standardized portfolio is built around key assets and patented software, and incorporates best practices and proven methodologies that ensure predictive quality of delivery, security and compliance.

Maintenance. A complete line of support services from product maintenance through solution support to maintain and improve the availability of clients' IT infrastructures.

GTS Services Delivery. Responsible for the worldwide delivery of IBM's technology- and process-based services. In support of technology-based services, GTS Services Delivery manages the world's largest privately owned IT infrastructure with employees in over 40 countries, supporting approximately 430 data centers. Operating in a globally integrated delivery model enables regional client-facing teams to utilize a global network of competencies and centers. Each competency provides industry-leading, standardized, integrated tools and processes. By leveraging insights and experience drawn from IBM's global scale, skills and technology, with applied innovation from IBM Research, clients gain access to leading-edge, high-quality services with improved productivity, flexibility and cost.

GTS Services Delivery also provides efficient, world-class delivery capabilities in support of IBM's process-based services, which include Business Transformation Outsourcing, Business Process Outsourcing and Business Process Services. These delivery capabilities are available to clients through highly skilled employees and delivery centers in over 40 countries worldwide.

Global Business Services (GBS) primarily provides professional services and application management services, delivering business value and innovation to clients through solutions which leverage industry and business-process expertise while integrating the industry-leading portfolio of IBM and strategic partners, to define the upper end of client-valued services.

GBS Capabilities

Consulting and Systems Integration. Delivery of value to clients through consulting services for Strategy and Transformation; Application Innovation Services; Enterprise Applications (SAP and Oracle) and Business Analytics and Optimization.

Application Management Services. Application development, management, maintenance and support services for packaged software, as well as custom and legacy applications. Value is delivered through advanced capabilities in areas such as applications testing and modernization, cloud application security, the company's highly differentiated globally integrated capability model, industry knowledge and the standardization and automation of application development.

Software consists primarily of middleware and operating systems software. Middleware software enables clients to integrate systems, processes and applications across a standard software platform. IBM middleware is designed on open standards, making it easier to integrate disparate business applications, developed by different methods and implemented at different times. Operating systems are the software engines that run computers. Approximately two-thirds of external software segment revenue is annuity-based, coming from recurring license charges and ongoing subscription and support. The remaining one-third relates to one-time charge (OTC) arrangements in which clients pay one, up-front payment for a perpetual license. Typically, the sale of OTC software includes one year of subscription and support. Clients can also purchase ongoing subscription and support after the first year, which includes product upgrades and technical support.

Software Capabilities

WebSphere Software. Delivers capabilities that enable clients to integrate and manage business processes across their organizations with the flexibility and agility they need to respond to changing conditions quickly. With a services-oriented architecture (SOA), businesses can more easily link together their fragmented data and business processes to extract value from their existing technology.

Information Management Software. Enables clients to integrate, manage and use their information to gain business value and improve their outcomes. Solutions include advanced database management, enterprise content management, information integration, data warehousing, business analytics and intelligence, performance management and predictive analytics.

Tivoli Software. Helps clients manage their technology and business assets by providing visibility, control and automation across their organizations. With solutions for identity management, data security, storage management and the ability to provide automation and provisioning of the datacenter, Tivoli helps build the infrastructure needed to make the world's systems—from transportation to water, energy and telecommunications—run smarter.

Lotus Software. Enables businesses to connect people and processes for more effective communication and increased productivity through collaboration, messaging and social networking software. By remaining at the forefront of collaboration tools, Lotus helps organizations reap the benefits of social networking and other Web 2.0 modalities.

Rational Software. Supports software development for both IT and embedded system solutions with a suite of Application Lifecycle Management products. Jazz, Rational's technology platform, transforms the way people work together to build software, making software delivery more collaborative, productive and transparent.

Business Analytics. Enables clients to better analyze their data and predict outcomes in order to make better business decisions. Solutions include Cognos' business intelligence software, which provides comprehensive tools that range from querying to forecasting; as well as SPSS predictive analytics software that helps clients predict outcomes and act on that insight.

Operating Systems. Software that manages the fundamental processes that make computers run.

Systems and Technology provides clients with business solutions requiring advanced computing power and storage capabilities. Approximately half of Systems and Technology's server and storage sales transactions are through the company's business partners; with the balance direct to end-user clients. In addition, Systems and Technology provides leading semiconductor technology, products and packaging solutions to clients and for IBM's own advanced technology needs.

Systems and Technology Capabilities

Systems. A range of general purpose and integrated systems designed and optimized for specific business, public and scientific computing needs. These systems—System z, Power Systems and System x—are typically the core technology in data centers that provide required infrastructure for business and institutions. Also, these systems form the foundation for IBM's integrated offerings, such as IBM Smart Business Storage Cloud, IBM Smart Analytics Cloud, IBM Smart Analytics System and IBM CloudBurst. IBM servers use both IBM and non-IBM microprocessor technology and operating systems. All IBM servers run Linux, a key open-source operating system.

Storage. Data storage products and solutions that allow clients to retain and manage rapidly growing, complex volumes of digital information. These solutions address critical client requirements for information retention and archiving, data deduplication, availability and virtualization, and security and compliance. The portfolio consists of a broad range of disk and tape storage systems and software, including the ultra-scalable disk storage system XIV.

Retail Store Solutions. Point-of-sale retail systems (network connected cash registers) as well as solutions which connect them to other store systems.

Microelectronics. Semiconductor design and manufacturing primarily for use in IBM systems and storage products as well as delivering semiconductors and related services to external clients.

Global Financing facilitates clients' acquisition of IBM systems, software and services. Global Financing invests in financing assets, leverages with debt and manages the associated risks with the objective of generating consistently strong returns on equity. The primary focus on the company's offerings and clients mitigates many of the risks normally associated with a financing company. Global Financing has the benefit of both a deep knowledge of its client base and a clear insight into the products and services that are being financed. This combination allows Global Financing to effectively manage two of the major risks (credit and residual value) that are normally associated with financing.

Global Financing Capabilities

Client Financing. Lease and loan financing to end users and internal clients for terms generally between two and seven years. Internal financing is predominantly in support of Global Services' long-term client service contracts. Global Financing also factors a selected portion of the company's accounts receivable, primarily for cash management purposes. All internal financing arrangements are at arm's-length rates and are based upon market conditions.

Commercial Financing. Short-term inventory and accounts receivable financing to dealers and remarketers of IT products.

Remanufacturing and Remarketing. As equipment is returned at the conclusion of a lease transaction, these assets are refurbished and sold or leased to new or existing clients both externally and internally. Externally remarketed equipment revenue represents sales or leases to clients and resellers. Internally remarketed equipment revenue primarily represents used equipment that is sold or leased internally to Systems and Technology and Global Services. Systems and Technology may also sell the equipment that it purchases from Global Financing to external clients.

IBM Worldwide Organizations

The following worldwide organizations play key roles in IBM's delivery of value to its clients:

- Sales and Distribution
- Research, Development and Intellectual Property
- Enterprise Transformation
- Integrated Supply Chain

Sales and Distribution

IBM has a significant global presence, operating in more than 170 countries, with an increasingly broad-based geographic distribution of revenue. The company's Sales and Distribution organization manages a strong global footprint, with dedicated country-based operating units focused on delivering client value. Within these units, client relationship professionals work with integrated teams of consultants, product specialists and delivery fulfillment teams to improve clients' business performance. These teams deliver value by understanding the clients' businesses and needs, and then bring together capabilities from across IBM and an extensive network of Business Partners to develop and implement solutions.

By combining global expertise with local experience, IBM's geographic structure enables dedicated management focus for local clients, speed in addressing new market opportunities and timely investments in emerging opportunities. The geographic units align industry-skilled resources to serve clients' agendas. IBM extends capabilities to mid-market client segments by leveraging industry skills with marketing, ibm.com and local Business Partner resources.

Through its growth markets organization, the company continues to increase its focus on the emerging markets around the world that have market growth rates greater than the global average—countries within Southeast Asia, Eastern Europe, the Middle East and Latin America. The company's major markets include the United States (U.S.), Canada, the United Kingdom (U.K.), France, Germany, Italy, Japan, Denmark, Sweden, Switzerland, Austria, Belgium, Finland, Greece, Iceland, Ireland, Malta, the Netherlands, Portugal, Cyprus, Norway, Israel, Spain, the Bahamas and the Caribbean region.

The majority of IBM's revenue, excluding the company's original equipment manufacturer (OEM) technology business, occurs in industries that are broadly grouped into six sectors:

- Financial Services: Banking, Financial Markets, Insurance
- Public: Education, Government, Healthcare, Life Sciences
- Industrial: Aerospace and Defense, Automotive, Chemical and Petroleum, Electronics
- Distribution: Consumer Products, Retail, Travel and Transportation
- Communications: Telecommunications, Media and Entertainment, Energy and Utilities
- General Business: Mainly companies with fewer than 1,000 employees

Research, Development and Intellectual Property

IBM's R&D operations differentiate the company from its competitors. IBM annually invests approximately $6 billion for R&D, focusing on high-growth, high-value opportunities. The company has rebalanced its internal R&D. Today, IBM's portfolio is built around networked, modularized and embedded technologies, as well as business intelligence and analytics. In 2010, the company was once again awarded more U.S. patents than any other company, the 18th consecutive year IBM has been the patent leader. IBM's 5,896 patents in 2010 were the most U.S. patents ever awarded to one company in a single year. Over 70 percent of the patents issued in 2010 were for software and services. The company's R&D efforts continue to push the frontiers of science and technology—from analytics to cloud, to a computer named Watson that applied advanced analytics to defeat the all-time champions on the television quiz show, Jeopardy! Watson represents a tremendous breakthrough in the ability of computers to understand natural language and analyze massive amounts of data. It signals a new era in computing, where computers will increasingly be built and optimized for specific tasks and be able to learn.

In addition to producing world-class systems, software and technology products, IBM innovations are also a major differentiator in providing solutions for the company's clients through its services businesses. As an example, the math department at IBM Research—the largest math department in the world housed in one institution—helps enterprises more effectively capture and analyze massive amounts of data to improve their business performance.

The company will continue to actively seek intellectual property protection for its innovations, while increasing emphasis on other initiatives designed to leverage its intellectual property leadership. The company's investments in R&D also result in intellectual property (IP) income of approximately $1 billion annually. Some of IBM's technological breakthroughs are used exclusively in IBM products, while others are licensed and may be used in either/both IBM products and/or the products of the licensee. While the company's various proprietary intellectual property rights are important to its success, IBM believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. IBM owns or is licensed under a number of patents, which vary in duration, relating to its products. Licenses under patents owned by IBM have been and are being granted to others under reasonable terms and conditions.

Enterprise Transformation

A key element of the company's strategy has been focused on becoming the premier globally integrated enterprise. In the early part of the decade, the company drove implementation of a consistent set of processes and standards worldwide to reduce inefficiencies and improve collaboration. With its processes fully integrated, the company implemented a new operating model with work shared in global resource centers of excellence located where it made the most business sense. Since 2005, global integration has enabled the company to reduce spending by over $5 billion and improve service quality, speed and risk management. The company has shifted resources toward building client relationships and employees skills, while positioning the company for new market opportunities. During this period, IBM has pioneered this new operating model, changing from a classic "multinational", with smaller versions of the parent company replicated in countries around the world, to a global model with one set of processes, shared services and broadly distributed decision making.

The company is now embarking on the next generation of its transformation in which new capabilities and technologies like business analytics and cloud computing will drive performance. The proven principles of the globally integrated enterprise will be applied to all of the company's spending to continue to drive additional productivity benefits in shared services, integrated operations and end-to-end process transformation.

Integrated Supply Chain

Consistent with the company's work with clients to transform their supply chains for greater efficiency and responsiveness to global market conditions, the company continues to derive business value from its own globally integrated supply chain, thereby providing a strategic advantage for the company to create value for clients. IBM leverages its supply-chain expertise for clients through its supply-chain business transformation outsourcing service to optimize and help operate clients' end-to-end supply-chain processes, from procurement to logistics.

IBM spends approximately $35 billion annually through its supply chain, procuring materials and services globally. The supply, manufacturing, and logistics and customer fulfillment operations are integrated in one operating unit that has optimized inventories over time, improved response to marketplace opportunities and external risks, and converted fixed costs to variable costs. Simplifying and streamlining internal processes has improved operations, sales force productivity and processes.

Year in Review

Segment Details

The following is an analysis of the 2010 versus 2009 reportable segment results. The table below presents each reportable segment's external revenue and gross margin results.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Percent/ Margin Change	Yr.-to-Yr. Change Adjusted for Currency
Revenue:				
Global Technology Services	**$38,201**	$37,347	2.3%	0.7%
Gross margin	**34.7%**	35.0%	(0.3) pts.	
Global Business Services	**18,223**	17,653	3.2%	1.6%
Gross margin	**28.3%**	28.2%	0.0 pts.	
Software	**22,485**	21,396	5.1%	4.8%
Gross margin	**86.9%**	86.0%	0.9 pts.	
Systems and Technology	**17,973**	16,190	11.0%	11.1%
Gross margin	**38.5%**	37.8%	0.7 pts.	
Global Financing	**2,238**	2,302	(2.8)%	(4.3)%
Gross margin	**51.3%**	47.5%	3.8 pts.	
Other	**750**	869	(13.7)%	(13.8)%
Gross margin	**(0.9)%**	11.6%	(12.5) pts.	
Total revenue	**$99,870**	$95,758	4.3%	3.3%
Gross profit	**$46,014**	$43,785	5.1%	
Gross margin	**46.1%**	45.7%	0.3 pts.	

The following table presents each reportable segment's external revenue as a percentage of total segment external revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income.

For the year ended December 31:	Revenue 2010	Revenue 2009	Pre-tax Income* 2010	Pre-tax Income* 2009
Global Technology Services	**38.5%**	39.4%	**26.8%**	28.6%
Global Business Services	**18.4**	18.6	**12.4**	13.2
Total Global Services	**56.9**	58.0	**39.2**	41.9
Software	**22.7**	22.5	**43.8**	41.9
Systems and Technology	**18.1**	17.1	**7.6**	7.3
Global Financing	**2.3**	2.4	**9.4**	8.9
Total	**100.0%**	100.0%	**100.0%**	100.0%

* Segment pre-tax income includes transactions between segments that are intended to reflect an arm's-length transfer price and excludes certain unallocated corporate items; see note V, "Segment Information" for additional information.

Workforce rebalancing charges were recorded in the first quarter of 2009 and 2010. The PLM and Geodis divestiture transactions were recorded in the first quarter of 2010 and the first quarter of 2009, respectively. These transactions impacted the year-to-year segment results for 2010 compared to 2009. Workforce rebalancing charges were incurred in every segment while the PLM transaction gain was recorded in Software and the Geodis transaction gain was recorded in the following segments: Global Technology Services ($81 million), Global Business Services ($46 million), Software ($106 million) and Systems and Technology ($64 million). In the following segment analysis and in the Global Financing analysis on page 55, each segment's pre-tax income and pre-tax margin for 2010 is presented on an as reported basis and on a basis normalized for these transactions in both years to provide a better perspective of the underlying operational performance of the segments.

The segment results reflect the company's continuing shift to higher value areas, while divesting commoditizing businesses. Total Global Services pre-tax income has increased to over $8 billion in 2010 compared to $4.5 billion in 2000. Software pre-tax income of $9 billion in 2010 has more than tripled since 2000 and now contributes 44 percent of total segment profit compared to 25 percent in 2000.

Global Services

The Global Services segments, GTS and GBS, delivered combined revenue of $56,424 million, an increase of 2.6 percent (1 percent adjusted for currency) in 2010 when compared to 2009. Services revenue performance at constant currency improved over the course of 2010 led by the transaction businesses. In the first and second quarter, revenue, adjusted for currency, decreased 2 percent and increased 1 percent, respectively, versus the prior year periods. In the third and fourth quarters, revenue increased 2 percent, at constant currency, in each period. The estimated Global Services backlog at actual currency rates was $142 billion at December 31, 2010, an increase of $5 billion ($4 billion adjusted for currency) compared to the December 31, 2009 level. Backlog for the outsourcing businesses at actual currency rates was estimated to be $97 billion at December 31, 2010, an increase of $3 billion ($1 billion adjusted for currency) from December 31, 2009. The Global Services segments delivered a combined pre-tax profit of $8,136 million in 2010, a growth of 0.5 percent versus 2009 with a pre-tax margin of 13.9 percent, down 0.2 points year to year.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Global Services external revenue:	**$56,424**	$55,000	2.6%	1.0%
Global Technology Services	**$38,201**	$37,347	2.3%	0.7%
Outsourcing	**22,241**	21,620	2.9	1.1
Integrated Technology Services	**8,714**	8,771	(0.6)	(1.8)
Maintenance	**7,250**	6,956	4.2	2.6
Global Business Services	**$18,223**	$17,653	3.2%	1.6%

Global Technology Services revenue of $38,201 million increased 2.3 percent (1 percent adjusted for currency) in 2010 versus 2009. The rate of year-to-year revenue growth, adjusted for currency, demonstrated an improving trend over the second half of 2010. In the first half, revenue, adjusted for currency, was flat versus the prior year, and in the second half, revenue increased 1 percent, at constant currency, compared to the prior year period. GTS Outsourcing revenue increased 2.9 percent (1 percent adjusted for currency) in 2010 with fairly consistent year-to-year growth, adjusted for currency, throughout the year. Revenue growth was led by performance in the growth markets, up 18.4 percent (8 percent adjusted for currency), as the company's outsourcing offerings help clients build out their IT infrastructures. Integrated Technology Services (ITS) revenue decreased 0.6 percent (2 percent adjusted for currency) in 2010 versus 2009. Revenue performance, adjusted for currency, in ITS improved over the course of 2010 and the growth markets had good year-to-year growth, up 8 percent at constant currency, throughout 2010. Maintenance revenue increased 4.2 percent (3 percent adjusted for currency) compared to 2009 with consistent performance, at constant currency, throughout the year.

Global Business Services revenue increased 3.2 percent (2 percent adjusted for currency) in 2010 and delivered growth in outsourcing and the transactional businesses: consulting and systems integration. Revenue growth was strongest in North America, up 8.5 percent (7 percent adjusted for currency) and was broad based across the industry sectors with Financial Services, Distribution, Industrial, Public and General Business each delivering growth on a constant currency basis. GBS had good performance in its growth initiatives in 2010, with revenue and transactional signings growth in the growth markets and revenue growth of over 35 percent in business analytics. GBS added over 4,000 consultants in 2010 and now has over 7,800 dedicated consultants in its business analytics practice.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Global Services:			
Global Technology Services:			
External gross profit	**$13,267**	$13,081	1.4%
External gross profit margin	**34.7%**	35.0%	(0.3) pts.
Pre-tax income	**$ 5,568**	$ 5,537	0.6%
Pre-tax margin	**14.1%**	14.3%	(0.2) pts.
Pre-tax income—normalized*	**$ 5,840**	$ 5,571	4.8%
Pre-tax margin—normalized	**14.8%**	14.4%	0.4 pts.
Global Business Services:			
External gross profit	**$ 5,148**	$ 4,979	3.4%
External gross profit margin	**28.3%**	28.2%	0.0 pts.
Pre-tax income	**$ 2,569**	$ 2,555	0.5%
Pre-tax margin	**13.5%**	13.8%	(0.3) pts.
Pre-tax income—normalized**	**$ 2,697**	$ 2,632	2.5%
Pre-tax margin—normalized	**14.2%**	14.2%	0.0 pts.

* Excludes $273 million and $115 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and ($81) million related to the Geodis gain in the first quarter of 2009.

** Excludes $128 million and $123 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and ($46) million related to the Geodis gain in the first quarter of 2009.

GTS gross profit margin declined 0.3 points to 34.7 percent in 2010. Segment pre-tax profit increased to $5,568 million with a pre-tax margin of 14.1 percent. On a normalized basis, segment pre-tax income in 2010 increased 4.8 percent and margin expanded 0.4 points to 14.8 percent reflecting the benefits from workforce rebalancing and an improved revenue growth trend.

GBS gross profit increased 3.4 percent in 2010, in line with revenue growth. Gross profit margin of 28.3 percent was flat year-to-year. Segment pre-tax profit improved 0.5 percent to $2,569 million with a pre-tax margin decline of 0.3 points year over year. On a normalized basis, segment pre-tax income in 2010 increased 2.5 percent with a pre-tax margin of 14.2 percent, flat compared to 2009. Throughout 2010, GBS improved utilization and delivery excellence, while continuing to invest in globally integrated capabilities and skills to support growth initiatives.

Global Services Signings

Total Global Services signings of $57,696 million increased 1.1 percent (flat adjusted for currency) compared to 2009. Outsourcing signings for the year of $33,064 million increased 0.2 percent (decreased 1 percent adjusted for currency). In the fourth quarter, outsourcing signings increased 24.2 percent, after declining by 14.9 percent in the third quarter when compared to the prior year periods. On a dollar basis, fourth quarter outsourcing signings exceeded the third quarter by $8,458 million ($14,138 million versus $5,680 million). These quarterly dynamics are a good example of the volatility that can occur with outsourcing signings. Due to this volatility, outsourcing signings are not a good predictor of revenue. This is due to the many factors that impact how signings translate to revenue, such as duration, start date of the contract, and whether it is a new contract or an extension of an existing contract. The company's outsourcing business revenue is more determined by backlog, and period signings are just one of several inputs to backlog. Transactional signings increased 2.3 percent (1 percent adjusted for currency) to $24,633 million, with growth in Integrated Technology Services and Consulting signings. In the transactional services businesses, revenue growth and signings growth have historically been similar within a quarterly period. Revenue performance is predominantly determined by the dynamics within a quarter with signings providing little additional insight into period performance.

The following table presents Global Services signings. Outsourcing signings include GTS Outsourcing and Application Management Services Outsourcing. Transactional signings include Integrated Technology Services, Consulting and AMS Systems Integration.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Outsourcing signings	**$33,064**	$33,014	0.2%	(1.0)%
Transactional signings	**24,633**	24,081	2.3	1.4
Total signings	**$57,696**	$57,094	1.1%	0.0%

Global Services signings are management's initial estimate of the revenue value of a client's commitment under a Global Services contract. There are no third-party standards or requirements governing the calculation of signings. The calculation used by management involves estimates and judgments to gauge the extent of a client's commitment, including the type and duration of the agreement, and the presence of termination charges or wind-down costs.

Signings include GTS Outsourcing, ITS and GBS contracts. Contract extensions and increases in scope are treated as signings only to the extent of the incremental new revenue value. Maintenance is not included in signings as maintenance contracts tend to be more steady state, where revenues equal renewals.

Total Global Services backlog includes GTS Outsourcing, ITS, GBS and Maintenance. Outsourcing backlog includes GTS Outsourcing and Application Management Services Outsourcing. Backlog is intended to be a statement of overall work under contract and therefore does include Maintenance. Backlog estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustments for revenue not materialized and adjustments for currency.

Contract portfolios purchased in an acquisition are treated as positive backlog adjustments provided those contracts meet the company's requirements for initial signings. A new signing will be recognized if a new services agreement is signed incidental or coincidental to an acquisition or divestiture.

Software

($ in millions)

For the year ended December 31:	2010	2009*	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Software external revenue:	**$22,485**	$21,396	5.1%	4.8%
Middleware	**$18,444**	$17,125	7.7%	7.5%
Key Branded Middleware	**13,876**	12,524	10.8	10.7
WebSphere			20.8	20.6
Information Management			8.6	8.3
Lotus			(2.3)	(2.1)
Tivoli			15.0	15.1
Rational			4.8	4.8
Other middleware	**4,568**	4,602	(0.7)	(1.2)
Operating systems	**2,282**	2,163	5.5	4.9
Other	**1,759**	2,108	(16.6)	(17.0)

* Reclassified to conform with 2010 presentation.

Software revenue of $22,485 million increased 5.1 percent (5 percent adjusted for currency) in 2010 compared to 2009. Adjusting for the divested PLM operations, revenue grew at 8.1 percent (8 percent adjusted for currency) in 2010. Software revenue growth continued to be led by the Key Branded Middleware products with strong performance in the areas of business commerce, business analytics, storage management and business integration. Overall, the Software business performed well in 2010, delivering over $9 billion in segment pre-tax profit, an increase of 12 percent as reported versus 2009. In addition, the company continues to invest in additional capabilities for the software business through both organic investments and the completion of 13 acquisitions in 2010.

Key Branded Middleware revenue increased 10.8 percent (11 percent adjusted for currency) and gained market share again in 2010 as the Software business extended its lead in the middleware market. Software revenue continued to mix to the faster growing branded middleware which accounted for 62 percent of total software revenue in 2010, an increase of 3 points from 2009. Adjusted for currency, growth in 2010 was led by growth in WebSphere and Tivoli. The Software business continues to benefit from the company's growth initiatives, with business analytics revenue up year over year.

WebSphere revenue increased 20.8 percent (21 percent adjusted for currency) in 2010 with strong performance throughout the year. Application Servers software had revenue growth of 12.0 percent (11.7 percent adjusted for currency) year to year. Business Integration software, which includes the ILOG, Sterling Commerce and Lombardi acquisitions, delivered strong revenue growth in 2010, up 33.6 percent (33 percent adjusted for currency). With the 2010 acquisitions of Sterling Commerce, Coremetrics and Unica Corporation, the company expects continued market momentum in its WebSphere commerce area.

Information Management revenue increased 8.6 percent (8 percent adjusted for currency) in 2010 versus the prior year with revenue growth in both Information Management solutions and infrastructure offerings. The software business continued to expand its Information Management capabilities through strategic acquisitions, as the company completed the acquisitions of Netezza, OpenPages, PSS Systems, Clarity Systems and Initiate Systems.

Tivoli revenue increased 15.0 percent (15 percent adjusted for currency) in 2010 when compared to 2009, with revenue growth in each element of the Integrated Service management strategy—Systems management, Security and Storage management. Tivoli provides clients an integrated approach to service management.

Rational revenue increased 4.8 percent (5 percent adjusted for currency) in 2010 versus 2009.

Operating systems revenue increased 5.5 percent (5 percent adjusted for currency) in 2010 compared to 2009, driven by Power Systems and System x related products.

Other software revenue decreased 16.6 percent (17 percent adjusted for currency) due primarily to the divestiture of the PLM operations in the first quarter of 2010.

($ in millions)

For the year ended December 31:	*2010*	*2009*	*Yr.-to-Yr. Change*
Software:			
External gross profit	**$19,537**	$18,405	6.2%
External gross profit margin	**86.9%**	86.0%	0.9 pts.
Pre-tax income	**$ 9,097**	$ 8,095	12.4%
Pre-tax margin	**35.8%**	33.6%	2.1 pts.
Pre-tax income—normalized*	**$ 8,603**	$ 8,005	7.5%
Pre-tax margin—normalized	**33.8%**	33.3%	0.6 pts.

* Excludes $98 million and $17 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and $(591) million related to the PLM gain in the first quarter of 2010 and $(106) million related to the Geodis gain in the first quarter of 2009.

Software gross profit of $19,537 million in 2010 increased 6.2 percent versus 2009, driven primarily by the year-to-year growth in software revenue. The improvement in the gross profit margin was primarily driven by the divestiture of the lower gross margin PLM revenue. The Software segment delivered $9,097 million of pre-tax profit in 2010, an increase of $1,002 million, or 12.4 percent, versus 2009. The segment pre-tax profit margin expanded 2.1 points to 35.8 percent. On a normalized basis, segment pre-tax income increased 7.5 percent and segment pre-tax margin expanded 0.6 points to 33.8 percent.

Systems and Technology

($ in millions)

For the year ended December 31:	**2010**	2009	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Systems and Technology external revenue:	**$17,973**	$16,190	11.0%	11.1%
System z			16.4%	17.7%
Power Systems			(8.4)	(8.5)
System x			27.5	26.8
Storage			7.6	8.1
Retail Store Solutions			22.4	23.2
Total Systems			9.5	9.6
Microelectronics OEM			24.8	24.7

Systems and Technology revenue increased 11.0 percent (11 percent adjusted for currency) in 2010 versus 2009. Revenue performance was driven by double-digit growth in System z, System x, Microelectronics OEM, Storage disk products and Retail Store Solutions. Systems and Technology had very strong performance in the growth markets, which grew 20 percent (19 percent adjusted for currency), driven by the BRIC countries which increased 29 percent (28 percent adjusted for currency). The company gained share in high-end servers, while total servers and storage held share.

System z revenue increased 16.4 percent (18 percent adjusted for currency) in 2010 versus 2009. The increase in revenue was driven by the new mainframe product introduced in the third quarter and strong performance in both the growth markets and major markets. MIPS (millions of instructions per second) shipments increased 22 percent in 2010 versus 2009. This performance reflects the value and innovation System z delivers to the company's clients. The new z Enterprise 196 server delivers 40 percent more performance than the prior generation mainframe, driven by the world's fastest processor which operates at more than 5 gigahertz.

Power Systems revenue decreased 8.4 percent (9 percent adjusted for currency) in 2010 versus 2009. Revenue increased in the fourth quarter 1.8 percent (3 percent adjusted for currency) as the company benefitted from new POWER7 products which were introduced late in the third quarter. Although revenue declined in 2010, Power Systems gained share and continued to be the market share leader. The decrease in revenue was primarily driven by high-end servers which declined 26 percent (27 percent adjusted for currency), partially offset by increases in midrange systems of 7 percent (7 percent adjusted for currency) and blades of 7 percent (7 percent adjusted for currency). The company had over 1,000 competitive unit displacements in 2010, which drove approximately $1 billion of business. Approximately 60 percent of these wins came from Oracle UNIX installed accounts and 30 percent from Hewlett-Packard installed accounts. In addition, the company also drove x86 consolidations to Power Systems, with over 100 competitive wins.

System x revenue increased 27.5 percent (27 percent adjusted for currency) in 2010 versus 2009. In the growth markets, revenue increased 30 percent versus the prior year. High-end System x revenue increased 22 percent (21 percent adjusted for currency) in 2010 versus 2009, while total server revenue increased 27 percent (27 percent adjusted for currency) in 2010 versus 2009. System x blades revenue increased 20 percent (20 percent adjusted for currency) versus the prior year.

Storage revenue increased 7.6 percent (8 percent adjusted for currency) in 2010 versus the prior year. In the growth markets, storage revenue grew 21 percent year over year (21 percent adjusted for currency). Total disk revenue increased 13 percent (14 percent adjusted for currency) in 2010 versus 2009. The increase was driven by strength in enterprise disk products which increased 16.4 percent (17 percent adjusted for currency) led by XIV and DS8000. XIV has added over 975 new customers since the acquisition in the fourth quarter of 2007. Tape revenue declined 6 percent in 2010 versus 2009.

Microelectronics OEM revenue increased 24.8 percent (25 percent adjusted for currency) in 2010 versus 2009. The company had strong revenue growth from its OEM customers in networking, game consoles and wireless communications.

Retail Stores Solutions revenue increased 22.4 percent (23 percent adjusted for currency) in 2010 versus 2009 as the company extended its leadership position as a point of sale provider.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Systems and Technology:			
External gross profit	**$6,920**	$6,127	12.9%
External gross profit margin	**38.5%**	37.8%	0.7 pts.
Pre-tax income	**$1,586**	$1,419	11.8%
Pre-tax margin	**8.4%**	8.3%	0.2 pts.
Pre-tax income—normalized*	**$1,643**	$1,359	20.9%
Pre-tax margin—normalized	**8.8%**	7.9%	0.8 pts.

* Excludes $57 million and $4 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, and $(64) million related to the Geodis gain in the first quarter of 2009.

The increase in external gross profit for 2010 versus 2009 was due to improved operating leverage driven by higher revenue.

Overall gross margin increased 0.7 points in 2010 versus the prior year. The increase was primarily driven by improved margins in Microelectronics (1.6 points), System x (0.7 points) and Storage (0.4 points), partially offset by a decline due to revenue mix (1.4 points) and lower margins in Power Systems (0.6 points) and System z (0.5 points).

Systems and Technology's pre-tax income increased 20.9 percent in 2010 on a normalized basis when compared to the prior year. Pre-tax margin increased 0.8 points in 2010 on a normalized basis versus 2009.

Global Financing

See pages 55 through 59 for an analysis of Global Financing's segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Total revenue:	**$99,870**	$95,758	4.3%	3.3%
Geographies:	**$97,060**	$93,477	3.8%	2.8%
Americas	**42,044**	40,184	4.6	3.5
Europe/Middle East/Africa	**31,866**	32,583	(2.2)	0.8
Asia Pacific	**23,150**	20,710	11.8	4.7
Major markets			1.1%	1.0%
Growth markets			16.0%	10.9%
BRIC countries			22.8%	18.4%

Total geographic revenue increased 3.8 percent (3 percent adjusted for currency) to $97,060 million in 2010 when compared to 2009, with constant currency growth in each of the geographic areas and markets. Overall performance was driven by the growth markets.

Revenue from the major markets increased 1.1 percent (1 percent adjusted for currency) and was led by growth in the U.S., the U.K. and France. Performance in the major markets improved in the second half of 2010. The major markets grew 0.3 percent (declined 1 percent adjusted for currency) in the first half and increased 1.7 percent (3 percent adjusted for currency) in the second half. Revenue from the growth markets increased 16.0 percent (11 percent adjusted for currency). The growth markets performance, adjusted for currency, outpaced the more established major markets by 10 points in 2010 and geographic revenue contribution increased to 21 percent, 2 points higher versus 2009. The combined revenue in the BRIC countries, which represented approximately 40 percent of the growth markets in 2010, increased 22.8 percent (18 percent adjusted for currency) with growth in each of the four countries and strong growth in China and Russia. The company has continued to make investments in these markets to drive market expansion and infrastructure development. The growth markets performance overall was broad based with double-digit growth at constant currency in a total of 40 growth market countries.

Americas revenue increased 4.6 percent (3 percent adjusted for currency) in 2010. Within the major market countries, the U.S. increased 2.7 percent and Canada increased 10.4 percent (flat adjusted for currency). Revenue in the Latin America growth markets increased 15.4 percent (14 percent adjusted for currency) led by Brazil with growth of 20.4 percent (12 percent adjusted for currency).

Europe/Middle East/Africa (EMEA) revenue decreased 2.2 percent (increased 1 percent adjusted for currency) in 2010 compared to 2009. In the major market countries, revenue increased in the U.K. 4.5 percent (6 percent adjusted for currency), while revenue declined in Spain 5.6 percent (1 percent adjusted for currency), Germany 7.7 percent (3 percent adjusted for currency) and Italy 8.7 percent (4 percent adjusted for currency). In France, revenue declined 1.8 percent as reported, but increased 4 percent at constant currency. Russia revenue increased 49.0 percent (48 percent adjusted for currency).

Asia Pacific revenue increased 11.8 percent (5 percent adjusted for currency) year over year. Asia Pacific growth market countries increased 18.3 percent (11 percent adjusted for currency), led by growth in China and India. China revenue increased 23.4 percent (23 percent adjusted for currency) and India revenue increased 19.2 percent (13 percent adjusted for currency). Japan revenue increased 5.0 percent as reported but declined 2 percent adjusted for currency in 2010 compared to the prior year.

OEM revenue of $2,811 million in 2010 increased 23.3 percent (23 percent adjusted for currency) compared to 2009 driven by growth in the Microelectronics OEM business.

Total Expense and Other Income

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Total expense and other income	**$26,291**	$25,647	2.5%
Expense-to-revenue ratio	**26.3%**	26.8%	(0.5)pts.

The key drivers year to year in total expense and other income were approximately:

- Operational expense, (2) points
- Currency,* 1 point
- Acquisitions,** 3 points

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

The company's expense-to-revenue ratio improved in 2010 versus 2009. The increase in total expense and other income was primarily driven by the company's acquisitions and the effects of currency.

Operational expense improved 2 points in 2010 when compared to the prior year. The company has had an ongoing focus on increasing efficiency and driving productivity across the business. Savings from productivity initiatives result in improved profitability and enables continued investments in innovation and key growth initiatives.

Examples of the company's investments include:

- Industry sales skills to support Smarter Planet
- Sales capabilities for business analytics, including the establishment of eight analytics solution centers
- Development, sales and marketing to support new high-end technology solutions in mainframes and POWER7
- Sales resources and sales enablement to drive growth market performance
- Acquisition of 17 companies adding significant capabilities

For additional information regarding total expense and other income, see the following analyses by category.

Selling, General and Administrative

($ in millions)

For the year ended December 31:	2010	2009*	Yr.-to-Yr. Change
Selling, general and administrative—base	**$18,585**	$17,872	4.0%
Advertising and promotional expense	**1,337**	1,255	6.6
Workforce reductions	**641**	474	35.3
Amortization expense—acquired intangibles	**253**	285	(11.3)
Retirement-related expense	**494**	503	(1.7)
Stock-based compensation	**488**	417	16.9
Bad debt expense	**40**	147	(72.5)
Total	**$21,837**	$20,952	4.2%

* Reclassified to conform with 2010 presentation.

Total selling, general and administrative (SG&A) expense increased 4.2 percent (3 percent adjusted for currency) in 2010 versus 2009. Overall, the increase was driven by acquisition-related spending (3 points) and currency impacts (1 point), while operational expense was essentially flat. Workforce reductions expense increased $167 million due primarily to actions taken in the first quarter of 2010, with the majority of the spending in Europe and Asia Pacific. Bad debt expense decreased $107 million reflecting the improving credit environment. The allowance for credit losses coverage rate at December 31, 2010 was 1.8 percent, a decrease of 20 basis points from year-end 2009.

Other (Income) and Expense

($ in millions)

For the year ended December 31:	2010	2009*	Yr.-to-Yr. Change
Foreign currency transaction (gains)/losses	**$ 303**	$ (1)	NM
Gains on derivative instruments	**(239)**	(12)	NM
Interest income	**(92)**	(94)	(2.3)%
Net losses/(gains) from securities and investment assets	**31**	112	(72.1)
Other	**(790)**	(357)	121.2
Total	**$(787)**	$(351)	124.5%

* Reclassified to conform with 2010 presentation.
NM—Not meaningful

Other (income) and expense was income of $787 million in 2010, an increase in income of $436 million year to year. The increase in income was primarily driven by several key factors reflected in Other in the table above: the net gain from the PLM transaction in the first quarter of 2010 ($591 million); a net gain associated with the disposition of a joint venture in third quarter of 2010 ($57 million) versus a gain from the divestiture of the core logistics operations to Geodis in the first quarter of 2009 ($298 million); and a provision for losses related to a joint venture investment ($119 million) recorded in the second quarter 2009. In addition, foreign currency rate volatility drove higher foreign currency transaction losses ($304 million) and increased gains on derivative instruments ($227 million).

Research, Development and Engineering

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Research, development and engineering			
Total	**$6,026**	$5,820	3.5%

The company continues to invest in research and development, focusing its investments on high-value, high-growth opportunities and to extend its technology leadership. Total research, development and engineering (RD&E) expense increased 3.5 percent in 2010 versus 2009, primarily driven by acquisitions (up 2 points) and currency impacts (up 1 point). RD&E investments represented 6.0 percent of total revenue in 2010, compared to 6.1 percent in 2009.

Intellectual Property and Custom Development Income

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Sales and other transfers of intellectual property	**$ 203**	$ 228	(10.8)%
Licensing/royalty-based fees	**312**	370	(15.6)
Custom development income	**638**	579	10.3
Total	**$1,154**	$1,177	(1.9)%

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2010 or 2009.

Interest Expense

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Interest expense			
Total	**$368**	$402	(8.5)%

The decrease in interest expense was primarily due to lower average interest rates in 2010 versus 2009, partially offset by higher average debt balances in 2010 versus 2009. Total debt at December 31, 2010 was $28.6 billion; an increase of $2.5 billion from the prior year-end position. Interest expense is presented in cost of financing in the Consolidated Statement of Earnings if the related external borrowings are to support the Global Financing external business. Overall interest expense for 2010 was $923 million, a decrease of $185 million versus 2009.

Stock-Based Compensation

Total pre-tax stock-based compensation cost of $629 million increased $71 million compared to 2009. The increase was principally the result of an increase related to restricted and performance-based stock compensation costs ($87 million), partially offset by a reduction in stock option compensation costs ($16 million). The year-to-year change was reflected in the following categories: reductions in cost ($1 million) and Other (income) and expense ($1 million) and increases in RD&E expense ($2 million) and SG&A expense ($71 million).

See note T, "Stock-Based Compensation," on pages 109 to 112 for additional information on stock-based incentive awards.

Retirement-Related Benefits

The following table presents the total pre-tax cost for all retirement-related plans. These amounts are included in the Consolidated Statement of Earnings within the category (e.g., cost, SG&A, RD&E) relating to the job function of the plan participants.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Defined benefit and contribution pension plans cost	**$1,035**	$1,065	(2.8)%
Nonpension postretirement plans costs	**347**	350	(0.9)
Total	**$1,382**	$1,415	(2.3)%

Overall retirement-related benefit costs decreased $33 million versus 2009, driven by lower defined contribution plans cost of $20 million and lower defined benefit plans cost of $10 million compared to 2009. As discussed in the "Looking Forward" section on page 46, the company has begun to characterize certain retirement-related costs as operating and others as non-operating. Utilizing this characterization, operating retirement-related costs for 2010 were $1,796 million, a decrease of $128 million compared to 2009. This decrease was driven by a $108 million reduction in total service cost and a $20 million reduction in the cost of defined contribution plans. Non-operating costs/(income) of ($414 million) decreased $95 million in 2010 compared to the prior year driven primarily by an increase in recognized actuarial losses of $148 million, a $153 million increase in curtailment settlement charges and a $63 million reduction in the expected return on plan assets, partially offset by lower interest cost of $158 million and lower pension insolvency insurance premiums of $118 million.

See note U, "Retirement-Related Benefits," on pages 112 to 126 for additional information on these plans and the factors driving the year-to-year change in total cost.

Business Acquisition Intangible Asset Amortization

The company has been investing in targeted acquisitions to increase its capabilities in higher value businesses. The following table presents the total amortization from intangible assets acquired through business acquisitions included in the Consolidated Statement of Earnings. See note J, "Intangible Assets Including Goodwill," on pages 93 and 94 for additional information.

($ in millions)

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Cost:			
Software (Sales)	**$239**	$160	49.0%
Global Technology Services (Services)	**6**	33	(81.7)
Systems and Technology (Sales)	**15**	11	39.8
Selling, general and administrative expense	**253**	285	(11.3)
Total	**$513**	$489	4.9%

Other acquisition-related charges were $45 million in 2010 and $9 million in 2009. These charges include deal costs, severance costs related to acquired resources and costs related to vacant space for acquired companies.

Income Taxes

The effective tax rate for 2010 was 24.8 percent, compared with 26.0 percent in 2009. The 1.2 point decrease was primarily driven by a more favorable geographic mix of pre-tax income and incentives (2.5 points), the increased utilization of foreign tax credits (4.1 points) and the completion in 2010 of the U.S. federal income tax examination for the years 2006 and 2007 including the associated reserve redeterminations (6.4 points). These benefits were partially offset by tax charges related to certain intercompany payments made by foreign subsidiaries (6.6 points), the tax impact of certain business restructuring transactions (2.7 points) and the tax costs associated with the intercompany licensing of certain intellectual property (2.9 points). The remaining items were individually insignificant.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, share awards and convertible notes.

For the year ended December 31:	2010	2009	Yr.-to-Yr. Change
Earnings per share of common stock:			
Assuming dilution	**$11.52**	$10.01	15.1%
Basic	**$11.69**	$10.12	15.5%
Weighted-average shares outstanding (in millions):			
Assuming dilution	**1,287.4**	1,341.4	(4.0)%
Basic	**1,268.8**	1,327.2	(4.4)%

Actual shares outstanding at December 31, 2010 and 2009 were 1,228.0 million and 1,305.3 million, respectively. The average number of common shares outstanding assuming dilution was 54.0 million shares lower in 2010 versus 2009. The decrease was primarily the result of the common stock repurchase program. See note N, "Equity Activity," on page 103 for additional information regarding common stock activities. Also see note R, "Earnings Per Share of Common Stock," on page 108.

Financial Position

Dynamics

At December 31, 2010, the company's balance sheet and liquidity positions remain strong and are positioned to support the business over the long term. Cash and marketable securities at year end were $11,651 million. Total debt of $28,624 million increased $2,525 million from prior year-end levels, after declining by $7,826 million in 2009. The commercial paper balance at December 31, 2010 was $1,144 million, up from $235 million at December 31, 2009. The company continues to have substantial flexibility in the market. In the fourth quarter, the company completed two bond issuances raising $1 billion in five-year bonds priced at 2 percent, and an additional $1 billion in 18-month floating rate notes. In late November 2010, the company's long-term debt rating was upgraded by Moody's Investors Services from A1 to Aa3. During 2010, the company generated $19,549 million in cash from operations. The company has consistently generated strong cash flow from operations and continues to have access to additional sources of liquidity through the capital markets and its $10 billion global credit facility. The strong cash flow and substantial cash position permits the company to invest and deploy capital to areas with the most attractive long-term opportunities.

Consistent with accounting standards, the company remeasures the funded status of its retirement and postretirement plans at December 31. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation and is recognized in the Consolidated Statement of Financial Position. At December 31, 2010, the overall net underfunded position of $13,735 million was essentially unchanged from December 31, 2009, as improved returns on plan assets were offset by an increase in the benefit obligation as a result of a reduction in discount rates. Due to the improvement in the financial markets in 2010, the return on the U.S. Personal Pension Plan assets was approximately 14 percent. The company's asset return in the non-U.S. plans was approximately 9 percent. Overall, global asset returns were approximately 12 percent in 2010. At December 31, 2010, the company's qualified defined benefit plans worldwide were 99 percent funded with the U.S. qualified Personal Pension Plan 101 percent funded.

In addition, total equity increased $418 million, net of tax, primarily as a result of an improvement in retained earnings of $11,632 million driven by current year net income, substantially offset by net stock transactions which declined $11,310 million primarily due to common stock repurchases.

The assets and debt associated with the Global Financing business are a significant part of the company's financial position. The financial position amounts appearing on page 63 are the consolidated amounts including Global Financing. The amounts appearing in the separate Global Financing section, beginning on page 55, are supplementary data presented to facilitate an understanding of the Global Financing business.

Working Capital

($ in millions)

At December 31:	2010	2009
Current assets	**$48,116**	$48,935
Current liabilities	**40,562**	36,002
Working capital	**$ 7,554**	$12,933
Current ratio	**1.19:1**	1.36:1

Working capital decreased $5,379 million from the year-end 2009 position. The key changes are described below:

Current assets decreased $819 million ($1,000 million adjusted for currency), driven by:

- A decline of $2,322 million in cash and cash equivalents and marketable securities (see cash flow analysis on page 35); partially offset by
- An increase of $1,343 million in short-term financing receivables ($1,122 million adjusted for currency) due to higher volumes.

Current liabilities increased $4,560 million ($4,101 million adjusted for currency) as a result of:

- An increase in short-term debt of $2,610 million ($2,441 million adjusted for currency) primarily driven by:
  - a net increase of $909 million in commercial paper and $4,238 million in new debt issuances; and
  - reclassification of $3,941 million from long-term to short-term debt to reflect maturity dates; partially offset by
  - $6,712 million in debt repayments.
- An increase in deferred income of $735 million ($672 million adjusted for currency) driven by the software business, including acquisitions;
- An increase of $523 million in accrued compensation and benefits; and
- An increase of $368 million in accounts payable, driven by higher year-end activity.

Cash Flow

The company's cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 64, is summarized in the table below. These amounts include the cash flows associated with the Global Financing business.

($ in millions)

For the year ended December 31:	2010	2009
Net cash provided by/(used in):		
Operating activities	**$ 19,549**	$ 20,773
Investing activities	**(8,507)**	(6,729)
Financing activities	**(12,429)**	(14,700)
Effect of exchange rate changes on cash and cash equivalents	**(135)**	98
Net change in cash and cash equivalents	**$ (1,522)**	$ (558)

Net cash from operating activities decreased $1,224 million as compared to 2009 driven by the following key factors:

- A decrease in cash provided by Global Financing receivables of $2,634 million as a result of improved originations in 2010;
- Higher income tax payments of approximately $1,000 million driven by foreign tax payments; and
- A decrease in cash of approximately $600 million as a result of lower tax refunds in 2010 versus the previous year; partially offset by
- Improved net income of $1,408 million; and
- Increased cash provided by other assets/liabilities of $1,125 million mainly due to higher compensation and benefit accruals in 2010.

Net cash used in investing activities increased $1,778 million driven by:

- An increase of $4,728 million in cash used for acquisitions primarily as a result of the Netezza and Sterling Commerce transactions;
- Increased net capital spending of $299 million primarily for new hardware products and semiconductor technology;
- A decrease in cash from divestitures of $345 million as a result of the Geodis transaction in 2009; and
- A decrease in cash provided by Global Financing non-operating receivables of $221 million as a result of improved originations in 2010; partially offset by
- The net impact of purchases and sales of short-term marketable securities and other investments that resulted in a source of cash in the current year of $1,773 million in comparison to a use of cash of $1,895 million in 2009.

Net cash used in financing activities decreased $2,271 million as a result of:

- Net increase in cash of $9,812 million from debt that resulted from net cash proceeds from debt in the current year of $2,349 million in comparison to net cash payments to settle debt of $7,463 million in 2009; and
- An increase of $722 million in cash generated from other common stock transactions primarily due to higher stock option exercises; partially offset by
- Higher common stock repurchases of $7,946 million.

Noncurrent Assets and Liabilities

($ in millions)

At December 31:	2010	2009
Noncurrent assets	**$65,335**	$60,087
Long-term debt	**$21,846**	$21,932
Noncurrent liabilities (excluding debt)	**$27,871**	$28,334

The increase in noncurrent assets of $5,249 million (an increase of $4,609 million adjusted for currency) was a result of:

- An increase of $4,946 million ($4,698 million adjusted for currency) in goodwill and an increase of $975 million in intangible assets driven by the company's 2010 acquisitions; and
- An increase of $399 million in investments and sundry assets primarily driven by increased prepaid income taxes; partially offset by
- A decrease of $974 million in noncurrent deferred taxes ($1,137 million adjusted for currency) primarily driven by current year activity, including compensation and benefits, hedging and research and development.

Noncurrent liabilities, excluding debt, decreased $463 million ($414 million adjusted for currency) primarily driven by a decrease in other noncurrent liabilities of $592 million due to a change in the fair value of derivatives related to foreign exchange contracts.

Debt

The company's funding requirements are continually monitored and strategies are executed to manage the overall asset and liability profile. Additionally, the company maintains sufficient flexibility to access global funding sources as needed.

($ in millions)

At December 31:	2010	2009
Total company debt	**$28,624**	$26,099
Total Global Financing segment debt:	**$22,823**	$22,383
Debt to support external clients	**19,583**	19,091
Debt to support internal clients	**3,240**	3,292

Global Financing provides financing predominantly for the company's external client assets, as well as for assets under contract by other IBM units. These assets, primarily for Global Services, generate long-term, stable revenue streams similar to the Global Financing asset portfolio. Based on their attributes, these Global Services assets are leveraged with the balance of the Global Financing asset base. The debt analysis above is further detailed in the Global Financing section on page 58.

Given the significant leverage, the company presents a debt-to-capitalization ratio which excludes Global Financing debt and equity as management believes this is more representative of the company's core business operations. This ratio can vary from period to period as the company manages its global cash and debt positions.

"Core" debt-to-capitalization ratio (excluding Global Financing debt and equity) was 22.6 percent at December 31, 2010 compared to 16.0 percent at December 31, 2009. The increase was primarily driven by an increase in non-Global Financing debt of $2,084 million. With this amount of leverage, the company continues to have a high degree of financial flexibility.

Consolidated debt-to-capitalization ratio at December 31, 2010 was 55.3 percent versus 53.4 percent at December 31, 2009.

Equity

Total equity increased $418 million primarily as a result of an increase in retained earnings of $11,632 million and an increase of $3,608 million in common stock, substantially offset by an increase in treasury stock of $14,918 million driven by common stock repurchases during 2010.

Consolidated Fourth-Quarter Results

($ and shares in millions except per share amounts)

For the fourth quarter:	2010	2009	Yr.-to-Yr. Percent/ Margin Change
Revenue	**$29,019**	$27,230	6.6%*
Gross profit margin	**49.0%**	48.3%	0.8 pts.
Total expense and other income	**$ 7,271**	$ 6,765	7.5%
Total expense and other income-to-revenue ratio	**25.1%**	24.8%	0.2 pts.
Income before income taxes	**$ 6,956**	$ 6,381	9.0%
Provision for income taxes	**1,698**	1,568	8.3%
Net income	**$ 5,257**	$ 4,813	9.2%
Net income margin	**18.1%**	17.7%	0.4 pts.
Earnings per share of common stock:			
Assuming dilution	**$ 4.18**	$ 3.59	16.4%
Weighted-average shares outstanding:			
Assuming dilution	**1,258.4**	1,340.7	(6.1)%

* 7.1 percent adjusted for currency.

Snapshot

The fourth quarter of 2010 capped off a very good year as the company continued the trend of improving business performance, increasing constant currency revenue growth, expanding margins and again delivering double-digit earnings per share growth. Diluted earnings per share of $4.18 increased 16.4 percent versus the fourth quarter of 2009 and represented the 32nd consecutive quarter of earnings per share growth for the company. The company delivered solid financial results while continuing a high level of investment to drive future growth and delivering strong shareholder returns.

Total revenue increased 6.6 percent as reported (7 percent adjusted for currency) versus the fourth quarter of 2009 driven by hardware and software. This was the highest quarterly constant currency revenue growth rate in nearly a decade. Systems and Technology revenue increased 21.0 percent (22 percent adjusted for currency) with growth in every platform and strong performance in the System z mainframe product. Software revenue increased 7.0 percent (8 percent adjusted for currency) as reported, and was up 10.5 percent (12 percent adjusted for currency) without the divested PLM operations. Software's 12 percent growth at constant currency was double the growth rate of its strong performance in the first three quarters of the year. Total Global Services revenue growth of 2.0 percent (2 percent adjusted for currency) was consistent with third-quarter 2010 performance. The estimated Global Services backlog at actual currency rates was $142 billion, an increase of $5 billion ($4 billion adjusted for currency) compared to the December 31, 2009 level and an increase of $8 billion ($7 billion adjusted for currency) from September 30, 2010. From a geographic perspective, major markets revenue increased 3.9 percent (5 percent adjusted for currency) led by constant currency growth in the U.S., France and Italy. Total revenue in the growth markets increased 15.4 percent (13 percent adjusted for currency) led by the BRIC countries which increased 18.7 percent (17 percent adjusted for currency). Business analytics, another of the company's key growth initiatives, had revenue growth of 19 percent in the fourth quarter.

The consolidated gross profit margin increased 0.8 points versus the fourth quarter of 2009 to 49.0 percent with improved margins in Systems and Technology and Software. Gross profit margin performance by segment and the impact to the consolidated gross margin was as follows:

	Gross Margin	Yr.-to-Yr. Change	Consolidated Impact
Global Technology Services	**34.7%**	(1.1)pts.	(0.1)pts.
Global Business Services	**28.3%**	(2.0)pts.	(0.2)pts.
Software	**88.5%**	0.9pts.	0.3pts.
Systems and Technology	**43.9%**	1.4pts.	0.2pts.
Global Financing	**51.8%**	(0.1)pts.	(0.0)pts.

Total expense and other income increased 7.5 percent in the fourth quarter compared to the prior year, in line with the revenue growth in the quarter. The year-to-year drivers were approximately:

- Operational expense, 5 points
- Currency,* (2) points
- Acquisitions,** 4 points

* Reflects impacts of translation and hedging programs.
** Includes acquisitions completed in prior 12-month period.

Pre-tax income increased 9.0 percent and pre-tax margin improved 0.5 points to 24.0 percent versus the fourth quarter of 2009. Net income increased 9.2 percent and the net income margin improved 0.4 points to 18.1 percent.

Diluted earnings per share improved 16.4 percent reflecting the growth in net income and the benefits of the common stock repurchase program. In the fourth quarter, the company repurchased 25.1 million shares of its common stock. Diluted earnings per share of $4.18 increased $0.59 from the prior year driven by the following factors:

- Revenue increase at actual rates, $0.24
- Operating leverage, $0.09
- Common stock repurchases, $0.26

Segments

The Global Services segments had combined revenue of $14,923 million in the fourth quarter, an increase of 2.0 percent (2 percent adjusted for currency) and delivered pre-tax profit of $2,403 million, an increase of 3.5 percent year to year. Total signings for Global Services in the fourth quarter were $22,094 million, an increase of 17.8 percent (18 percent adjusted for currency) versus 2009. Outsourcing signings of $14,138 million increased 24.2 percent (23 percent adjusted for currency). Transactional signings increased 7.8 percent (9 percent adjusted for currency) to $7,956 million with growth in both GBS and GTS. Signings in the quarter included 19 deals greater than $100 million.

GTS revenue of $10,165 million increased 1.1 percent (1 percent adjusted for currency) versus the fourth quarter of 2009. Outsourcing revenue increased 1.3 percent (1 percent adjusted for currency). The estimated outsourcing backlog, which is the primary driver of outsourcing revenue, was $97 billion at December 31, 2010, an increase of $3 billion ($1 billion adjusted for currency) compared to the December 31, 2009 level and an increase of $6 billion ($5 billion adjusted for currency) from September 30, 2010. Fourth-quarter revenue was driven primarily from existing backlog while revenue from base accounts also increased for the first time since the fourth quarter of 2008. The increase in the outsourcing backlog was due to significant demand for the company's offerings in the growth markets as clients build out their infrastructures. ITS revenue decreased 0.6 percent (flat adjusted for currency) versus the prior year. Revenue performance in the fourth quarter improved from previous quarters with the growth markets continuing to have good performance.

GTS gross profit margin of 34.7 percent declined 1.1 points compared to the fourth quarter of 2009. The GTS segment pre-tax profit of $1,657 million was up 6.5 percent and the margin expanded 0.9 points to 15.8 percent from the fourth quarter of 2009.

GBS revenue of $4,758 million increased 3.9 percent (4 percent adjusted for currency) compared to the fourth quarter of 2009 with growth both in outsourcing and the transactional businesses: consulting and systems integration. In the quarter, GBS gained share overall with gains in Consulting and sustained share in Application Management Services. From a geographic perspective, revenue performance was led by North America with growth of 11 percent, adjusted for currency. From an industry sector perspective, revenue growth was led by Distribution, Financial Services, Industrial and General Business. The growth initiatives continued to have good performance with GBS business analytics revenue up over 40 percent in the fourth quarter.

GBS gross profit margin of 28.3 percent declined 2.0 points year to year. The GBS segment pre-tax profit of $746 million declined 2.7 percent in the fourth quarter and pre-tax margin declined 0.9 points to 15.0 percent. GBS has improved utilization and delivery excellence, while continuing to invest in globally integrated capabilities and skills to support growth initiatives.

Software revenue of $7,039 million increased 7.0 percent (8 percent adjusted for currency). Adjusting for the divested PLM operations, revenue grew at 12 percent adjusted for currency in the fourth quarter. Revenue from Key Branded Middleware increased 13.4 percent (15 percent adjusted for currency) and gained share for the 13th straight quarter as the software business continued to extend its lead in the middleware market. Software revenue continues to mix to the faster growing branded middleware and, in the fourth quarter, it accounted for 66 percent of total software revenue, an increase of 3 points year to year. Revenue performance in the fourth quarter of 2010 was led by WebSphere which increased 32.2 percent (34 percent adjusted for currency), Tivoli up 12.1 percent (14 percent adjusted for currency), Rational up 10.2 percent (12 percent adjusted for currency) and Information Management up 10.4 percent (12 percent adjusted for currency). The company continues to add to its software capabilities. With the acquisition of Netezza, the value of business analytics can be extended to both large enterprises and smaller clients with a system that is simple, economical and offers quick time-to-value. Netezza got off to a strong start in the quarter and complements the company's business analytics and optimization capabilities.

The fourth quarter concluded a strong year for the software segment. Software gross profit increased 0.9 points to 88.5 percent. The Software segment delivered pre-tax profit of $3,172 million, an increase of 3.7 percent with a pre-tax margin of 40.6 percent.

Systems and Technology revenue of $6,277 million increased 21.0 percent (22 percent adjusted for currency), the best quarterly revenue performance in over a decade. Revenue was driven by growth in all brands with strong double-digit growth in System z, Power Systems entry systems, System x, Storage disk products, Retail Store Solutions and Microelectronics OEM. Both the major markets and growth markets had revenue growth in excess of 20 percent in the quarter. Total servers gained 3 points of market share with each of the server brands gaining share while Storage held share. System z revenue increased 69.2 percent (72 percent adjusted for currency). This performance reflects the value and innovation System z delivers to clients. System z MIPS shipments increased 58 percent year to year. The fourth-quarter MIPS performance was the highest quarterly growth in six years. Power Systems revenue increased 1.8 percent (3 percent adjusted for currency) and gained share for the 11th consecutive quarter. This was the first quarter with the complete POWER7 product line available. The newly introduced entry systems had strong customer acceptance with revenue growth of 29.9 percent (31 percent adjusted for currency) year to year. Mid-range Power Systems revenue grew 6.7 percent (8 percent adjusted for currency), the third consecutive quarter of revenue growth. The high-end product set has strong momentum entering 2011 as it shipped nearly 200 high-end 795 servers in the fourth quarter of 2010, three times as many as the third quarter of 2010. The company's competitive take outs continued in the fourth quarter, with over 280 displacements driving approximately $325 million of business. Storage revenue increased 8.3 percent (10 percent adjusted for currency) led by the growth markets which increased 23 percent adjusted for currency, the third consecutive quarter of growth above 20 percent. Total disk revenue increased 10.9 percent (13 percent adjusted for currency) driven by the continued strength in high-end storage, XIV and the DS8000 product. XIV added more than 200 new customers to its platform in the fourth quarter. Storage had a successful launch of its new V7000 mid-range product which was sold out in the fourth quarter. System x revenue increased 18.3 percent (18 percent adjusted for currency), the fifth consecutive quarter of double-digit revenue growth. High-end System x revenue increased 31.0 percent (31 percent adjusted for currency) and System x blades revenue grew 14.1 percent (14 percent adjusted for currency). Retail Stores Solutions revenue increased 25.6 percent (27 percent adjusted for currency) and extended the company's leadership position as a point of sale provider. Microelectronics OEM revenue increased 29.6 percent (30 percent adjusted for currency) in the fourth quarter with strong growth from networking and game console products.

Systems and Technology gross margin of 43.9 percent increased 1.4 points versus the fourth quarter of 2009 primarily reflecting a richer revenue mix to System z. The Systems and Technology segment pre-tax profit increased 45.1 percent to $1,208 million. Pre-tax margin increased 3.2 points to 18.6 percent compared to the fourth quarter of 2009.

Global Financing revenue of $628 million increased 1.2 percent (1 percent adjusted for currency), driven primarily by an increase in used equipment sales revenue. The Global Financing segment fourth-quarter pre-tax profit increased 14.0 percent to $567 million and the pre-tax margin expanded 3.4 points to 47.1 percent from the fourth quarter of 2009. The company's financing business delivered good results as the global economy continued to emerge from a challenging credit environment.

Geographic Revenue

Total geographic revenue of $28,234 million increased 6.2 percent (7 percent adjusted for currency) year to year in the fourth quarter with constant currency growth in all geographies. Revenue from the major markets increased 3.9 percent (5 percent adjusted for currency) and improved 5 points from the constant currency performance in the third quarter. The fourth-quarter revenue growth was driven by the U.S., France and Italy. The U.S.—the company's largest market—grew 10 percent, representing the strongest year-to-year growth in 11 years. Revenue from the growth markets increased 15.4 percent (13 percent adjusted for currency); adjusted for currency, revenue growth outpaced the major markets by 8 points in the quarter. In the BRIC countries, which represented approximately 41 percent of the growth markets revenue in the quarter, revenue increased 18.7 percent (17 percent adjusted for currency) with growth in each of the four countries led by strong growth in China (up 27.0 percent, 25 percent adjusted for currency) and Russia (up 45.2 percent, 46 percent adjusted for currency). Revenue growth in the growth markets continues to be broad based with double-digit growth in 50 countries, adjusted for currency, up from 32 countries in the third quarter of 2010. In the fourth quarter, the company gained share overall in the growth markets as well as in hardware and software. Total Americas revenue of $12,151 million increased 9.4 percent (9 percent adjusted for currency). EMEA revenue decreased 1.8 percent (increased 4 percent adjusted for currency) to $9,516 million. Adjusted for currency, revenue performance was led by France with strong double-digit growth (7.3 percent, 17 percent adjusted for currency) and solid performance in Italy (declined 3.9 percent, increased 5 percent adjusted for currency). Revenue performance was mixed across the other major market countries with the U.K. down 1.5 percent (up 2 percent adjusted for currency), Germany down 10.7 percent (3 percent adjusted for currency) and Spain down 6.2 percent (up 2 percent adjusted for currency). Asia Pacific revenue increased 13.6 percent (7 percent adjusted for currency) to $6,567 million, with the growth markets up 19.7 percent (14 percent adjusted for currency) and Japan up 6.5 percent (decreased 2 percent adjusted for currency).

Expense

Total expense and other income increased 7.5 percent year to year with an expense-to-revenue ratio of 25.1 percent compared to 24.8 percent in the fourth quarter of 2009. The increase in total expense and other income was primarily driven by the company's acquisitions over the past 12 months, a higher level of expense in support of fourth-quarter revenue performance and investment in capacity to support future growth. Within SG&A expense, workforce rebalancing charges decreased approximately $60 million compared to a relatively high level of activity in the fourth quarter of 2009. With the year-to-year change in currencies, the hedge of cash flow program generated a loss of approximately $40 million in the fourth quarter of 2010 compared with a loss of over $250 million in the fourth quarter of 2009.

The company's effective tax rate in the fourth quarter of 2010 was 24.4 percent compared with 24.6 percent in the fourth quarter of 2009.

Share repurchases totaled $3,592 million in the fourth quarter. The weighted-average number of diluted common shares outstanding in the fourth quarter of 2010 was 1,258.4 million compared with 1,340.7 million in the fourth quarter of 2009.

Cash Flow

The company ended the fourth quarter of 2010 with $10,661 million in cash and cash equivalents, an increase of $801 million from September 30, 2010. The company generated $6,795 million in cash flow provided by operating activities, an increase of $347 million compared to the fourth quarter of 2009, driven primarily by working capital/other ($978 million) and an increase in net income ($445 million), partially offset by Global Financing receivables ($1,060 million). Net cash used in investing activities of $4,082 million increased $1,587 million primarily due to increased acquisitions of $1,859 million. Net cash used in financing activities of $1,859 million increased $653 million due to higher payments to repurchase common stock ($538 million), lower cash from other common stock transactions ($401 million) and increased dividend payments ($81 million), partially offset by an increased net benefit associated with debt ($367 million).

Prior Year in Review

The "Prior Year in Review" section provides a summary of the company's financial performance in 2009 as compared to 2008. For a detailed discussion of 2009 performance, see the 2009 Annual Report.

($ and shares in millions except per share amounts)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Percent/ Margin Change
Revenue	$ 95,758	$103,630	(7.6)%*
Gross profit margin	45.7%	44.1%	1.7 pts.
Total expense and other income	$ 25,647	$ 28,945	(11.4)%
Total expense and other income-to-revenue ratio	26.8%	27.9%	(1.1) pts.
Income before income taxes	$ 18,138	$ 16,715	8.5%
Provision for income taxes	4,713	4,381	7.6%
Net income	$ 13,425	$ 12,334	8.8%
Net income margin	14.0%	11.9%	2.1 pts.
Earnings per share of common stock:			
Assuming dilution	$ 10.01	$ 8.89	12.6%
Weighted-average shares outstanding:			
Assuming dilution	1,341.4	1,387.8	(3.3)%
Assets**	$109,022	$109,524	(0.5)%
Liabilities**	$ 86,267	$ 95,939	(10.1)%
Equity**	$ 22,755	$ 13,584	67.5%

* (5.3) percent adjusted for currency.

** At December 31.

In 2009, in a difficult global economic environment, the company continued to deliver value to its clients and strong financial results to its investors—with profit growth driven by continued margin expansion, expense productivity, market share gains in software and systems and a continuing strong cash position. The company again achieved record levels of pre-tax profit, earnings per share and cash flow from operations—despite a decline in revenue. The financial performance reflected the strength of the company's global model and the results of the strategic transformation of the business.

For the year, the company delivered $10.01 in diluted earnings per share, an increase of 12.6 percent year to year. This was the seventh consecutive year of double-digit earnings per share growth. In 2007, the company developed a Road Map for growth with an earnings per share objective for 2010 of $10 to $11 per share. With its performance in 2009, the company achieved this objective one year early.

Total revenue decreased 7.6 percent (5 percent adjusted for currency) compared to 2008. Revenue from the growth markets declined 3.5 percent, but increased 1 percent at constant currency. Performance was led by the BRIC countries of Brazil, Russia, India and China which increased 4 percent, adjusted for currency. Segment performance was driven by Software which decreased 3.1 percent year to year (1 percent adjusted for currency) and Global Technology Services which declined 4.9 percent (2 percent adjusted for currency). Within Software, performance was led by key branded middleware which increased revenue 1.1 percent (3 percent adjusted for currency) compared to the prior year.

Gross profit margins improved reflecting the shift to higher value businesses and the continued focus on productivity and cost management. The consolidated gross profit margin increased 1.7 points versus 2008 to 45.7 percent. This was the sixth consecutive year of improvement in the gross profit margin. Gross profit margin performance by segment and the impact to the consolidated gross margin was as follows:

	Gross Margin	Yr.-to-Yr. Change	Consolidated Impact
Global Technology Services	35.0%	2.4 pts.	0.8 pts.
Global Business Services	28.2%	1.5 pts.	0.4 pts.
Software	86.0%	0.6 pts.	0.6 pts.
Systems and Technology	37.8%	(0.2) pts.	0.1 pts.
Global Financing	47.5%	(3.8) pts.	(0.1) pts.

Total expense and other income decreased 11.4 percent in 2009 versus 2008. The year-to-year drivers were approximately:

- Operational expense, (9) points
- Currency,* (4) points
- Acquisitions,** 1 point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

Pre-tax income grew 8.5 percent and the pre-tax margin was 18.9 percent, the highest level in more than a decade. Net income increased 8.8 percent reflecting a slight improvement in the tax rate. The effective tax rate for 2009 was 26.0 percent, compared with 26.2 percent in 2008.

Diluted earnings per share improved 12.6 percent reflecting the strong growth in net income and the benefits of the common stock repurchase program. In 2009, the company repurchased approximately 69 million shares of its common stock. Diluted earnings per share of $10.01 increased $1.12 from the prior year driven by the following factors:

- Revenue decrease at actual rates, $(0.68)
- Operating leverage, $ 1.46
- Common stock repurchases, $ 0.34

At December 31, 2009, the company's balance sheet and liquidity positions remained strong. Cash on hand was $12,183 million. Total debt decreased $7,826 million year to year, and the company generated $20,773 million in operating cash flow in 2009. The company has consistently generated strong cash flow from operations and also continues to have access to additional sources of liquidity through the capital markets and its global credit facility.

The following is an analysis of the 2009 versus 2008 reportable segment results for Global Services, Systems and Technology and Software. The Global Financing segment analysis is included in the Global Financing section on pages 55 through 59.

Global Services

($ in millions)

For the year ended December 31:	2009*	2008*	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Global Services external revenue:	$55,000	$58,891	(6.6)%	(4.0)%
Global Technology Services:	$37,347	$39,264	(4.9)%	(2.0)%
Outsourcing	21,620	22,734	(4.9)	(2.0)
Integrated Technology Services	8,771	9,283	(5.5)	(2.9)
Maintenance	6,956	7,250	(4.1)	(1.1)
Global Business Services	$17,653	$19,628	(10.1)%	(8.1)%

* Reclassified to conform with 2010 presentation.

The Global Services segments, GTS and GBS, had combined revenue of $55,000 million, a decrease of 6.6 percent (4 percent adjusted for currency) in 2009 when compared to 2008. Services revenue performance was supported by its annuity revenue base, but also reflected the challenges in the more economically sensitive consulting business.

Total Global Services signings of $57,094 million decreased 0.2 percent (increased 2 percent adjusted for currency). Outsourcing signings of $33,014 million increased 8.8 percent (11 percent adjusted for currency). Outsourcing signings growth was broad based across all the major geographies. Transactional signings were $24,081 million, a decrease of 10.2 percent (8 percent adjusted for currency). The estimated Global Services backlog at actual currency rates was $137 billion at December 31, 2009, an increase of $7 billion ($1 billion adjusted for currency) from December 31, 2008 and an increase of $2 billion ($3 billion adjusted for currency) from September 30, 2009.

The Global Services segments delivered a combined pre-tax profit of $8,092 million in 2009, a growth of 11.0 percent versus 2008, and expanded pre-tax margin 2.3 points to 14.1 percent. The improved margin was a result of the structural changes made to services delivery over the past several years. The services global delivery capabilities have proven to be dynamic and flexible enough to deal with very tough market conditions. Overall, the Global Services business delivered strong margin and signings performance in a difficult economic climate.

Global Technology Services revenue of $37,347 million decreased 4.9 percent (2 percent adjusted for currency) in 2009 versus 2008. Outsourcing signings of $25,507 million increased 4.3 percent (8 percent adjusted for currency) with growth of 7 percent in the major markets and 14 percent in the growth markets, adjusted for currency. Integrated Technology Services signings of $9,196 million decreased 10.3 percent (8 percent adjusted for currency).

Outsourcing revenue decreased 4.9 percent (2 percent adjusted for currency). Outsourcing revenue performance, adjusted for currency, was consistent throughout the year, although impacted by reduced volumes in the existing client base. Revenue trends in Outsourcing should improve in 2010 as a result of the 2009 signings performance.

Integrated Technology Services (ITS) revenue decreased 5.5 percent (3 percent adjusted for currency) in 2009 versus 2008. Revenue performance largely reflects recent signings performance which continued to be impacted by declines in OEM offerings, as the ITS portfolio shifts to higher value, higher margin offerings.

Global Business Services revenue decreased 10.1 percent (8 percent adjusted for currency) in 2009 driven primarily by a double-digit decline in Consulting and Systems Integration revenue. Application Outsourcing signings increased 27.1 percent (25 percent adjusted for currency), illustrating the strong value proposition Application Outsourcing can provide to clients with compelling cost savings. Consulting and Systems Integration signings decreased 10.2 percent (8 percent adjusted for currency).

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change
Global Services:			
Global Technology Services:			
External gross profit	$13,081	$12,802	2.2%
External gross profit margin	35.0%	32.6%	2.4 pts.
Pre-tax income	$ 5,537	$ 4,607	20.2%
Pre-tax margin	14.3%	11.3%	3.0 pts.
Global Business Services:			
External gross profit	$ 4,979	$ 5,238	(4.9)%
External gross profit margin	28.2%	26.7%	1.5 pts.
Pre-tax income	$ 2,555	$ 2,681	(4.7)%
Pre-tax margin	13.8%	13.0%	0.8 pts.

GTS gross profit margin improved 2.4 points to 35.0 percent in 2009 and expanded in all lines of business when compared to 2008. Outsourcing gross margin improved for the fifth consecutive year, while also improving overall service delivery quality. This has been accomplished through a disciplined and innovative approach to delivery focused on both labor and non-labor productivity actions. GTS has been executing a strategy to deliver services out of key global delivery centers using consistent global delivery methods and processes. The delivery centers are also improving labor utilization with analytics and by applying supply chain tools and techniques to the labor base. Integrated Technology Services gross margin improved as the result of mixing the portfolio to more profitable labor-based services. Segment pre-tax profit increased 20.2 percent to $5,537 million with a pre-tax margin of 14.3 percent, an increase of 3.0 points versus 2008.

GBS gross profit margin improved 1.5 points to 28.2 percent in 2009 with an improving margin trend throughout the year. Segment pre-tax profit was down 4.7 percent to $2,555 million, however, the margin improved 0.8 points year over year. Throughout the year, the dynamic GBS delivery model enabled solid profit performance in a tough economic climate. The pre-tax margin expansion also included improving trends throughout the year and was driven primarily by improved delivery center utilization, reduced subcontractor spending and improved cost and expense management.

Software

($ in millions)

For the year ended December 31:	2009*	2008*	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Software external revenue:	$21,396	$22,089	(3.1)%	(0.8)%
Middleware	$17,125	$17,305	(1.0)%	1.4%
Key Branded Middleware	12,524	12,392	1.1	3.4
WebSphere			10.5	12.7
Information Management			(0.5)	1.9
Lotus			(10.0)	(7.9)
Tivoli			2.9	5.1
Rational			0.2	2.7
Other middleware	4,602	4,912	(6.3)	(3.5)
Operating systems	2,163	2,337	(7.4)	(4.9)
Other	2,108	2,448	(13.9)	(12.0)

* Reclassified to conform with 2010 presentation.

Software revenue of $21,396 million decreased 3.1 percent (1 percent adjusted for currency) in 2009 compared to 2008. Adjusted for currency, growth in the Key Branded Middleware products was offset by decreased revenue in other components of the software portfolio. Overall, the software business continued to perform well in the uncertain environment. The company's acquisitions increased revenue and the company is continuing to invest in capabilities that accelerate the development of new market opportunities like business analytics and smarter planet.

Key Branded Middleware revenue increased 1.1 percent (3 percent adjusted for currency) and represented 59 percent of total Software revenue, an increase of 2 points from 2008. The company continued to solidify its lead in the middleware market, gaining share for nine consecutive quarters. Organic investments and acquisitions in middleware capabilities continue to result in it becoming a larger portion of the software portfolio and improving the overall software revenue growth rate. Growth in 2009, adjusted for currency, was led by WebSphere and Tivoli.

WebSphere revenue increased 10.5 percent (13 percent adjusted for currency) in 2009 with strong performance throughout the year. Application Servers, which provide customers with a secure and resilient infrastructure for mission-critical business applications, grew 5 percent adjusted for currency. Business Integration software had double-digit revenue growth in 2009, including strong contribution from ILOG, a company acquired in the fourth quarter of 2008.

Information Management revenue decreased 0.5 percent (increased 2 percent adjusted for currency) in 2009 versus the prior year, with revenue growth, adjusted for currency, in both Information Management solutions and infrastructure offerings. Cognos and InfoSphere software, two key components of the business analytics area, both had double-digit revenue growth adjusted for currency. The acquisition of SPSS, which was completed in early October 2009, further expands the company's business analytics capabilities.

Lotus revenue decreased 10.0 percent (8 percent adjusted for currency) in 2009. Demand for Lotus software was impacted by customer consolidations and downsizing throughout 2009.

Tivoli revenue increased 2.9 percent (5 percent adjusted for currency) in 2009 when compared to 2008, driven by growth in storage software. Tivoli storage revenue grew consistently throughout the year as customers managed their rapidly growing storage data.

Rational revenue increased 0.2 percent in 2009 as reported and increased 3 percent adjusted for currency versus 2008. Rational's integrated software tools improve the speed, quality and efficiency for customers with software development projects. Telelogic contributed strong revenue growth in 2009 and extended the brand's reach into the systems development market opportunity.

Revenue from Other middleware products decreased 6.3 percent (3 percent adjusted for currency) in 2009 versus the prior year. This software product set includes more mature products which provide a more stable flow of revenue.

Operating systems product revenue decreased 7.4 percent (5 percent adjusted for currency) in 2009 compared to 2008, reflecting declining sales in all system brands.

Other revenue declined 13.9 percent (12 percent adjusted for currency) versus 2008 primarily driven by a decrease in PLM software.

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change
Software:			
External gross profit	$18,405	$18,859	(2.4)%
External gross profit margin	86.0%	85.4%	0.6 pts.
Pre-tax income	$ 8,095	$ 7,075	14.4%
Pre-tax margin	33.6%	28.5%	5.2 pts.

Software gross profit of $18,405 million in 2009 decreased 2.4 percent versus 2008, driven primarily by declining revenue. Gross profit margin expanded 0.6 points to 86.0 percent in 2009. The Software segment delivered $8,095 million of pre-tax profit in 2009, an increase of 14.4 percent versus 2008. The segment pre-tax profit margin expanded 5.2 points to 33.6 percent. The breadth of the software portfolio, the strong recurring revenue stream and the actions taken to improve efficiency and productivity combined to deliver strong profit results.

Systems and Technology

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Systems and Technology external revenue:	$16,190	$19,287	(16.1)%	(14.9)%
System z			(28.7)%	(27.5)%
Power Systems			(10.7)	(9.2)
System x			(4.6)	(3.3)
Storage			(12.0)	(11.0)
Retail Store Solutions			(25.6)	(23.6)
Total Systems			(15.9)	(14.6)
Microelectronics OEM			(15.1)	(15.2)

Systems and Technology revenue decreased 16.1 percent (15 percent adjusted for currency) in 2009 versus 2008 reflecting the challenges that transactional-based businesses faced in the difficult economic environment. While revenue performance declined in 2009, the rate of decline improved sequentially in the third and fourth quarters. The company gained share in Power Systems, System x, blades and Storage external disk and tape storage during 2009.

System z revenue decreased 28.7 percent (28 percent adjusted for currency) in 2009 versus 2008. MIPS (millions of instructions per second) shipments decreased 13 percent in 2009 versus the prior year. MIPS increased 4 percent in 2009 on a two year compounded growth rate and this performance was consistent with what the company expected at this point in the product cycle. In the third quarter, the company introduced System z Solution Editions, which expanded the platform's value proposition to both new and existing clients.

Power Systems revenue decreased 10.7 percent (9 percent adjusted for currency) in 2009 versus 2008. Low-end server revenue declined 43 percent, mid-range server revenue decreased 2 percent and high-end server revenue decreased 10 percent versus 2008. Although revenue declined, the company continued to gain market share in the mid range and high end by helping clients increase efficiency in their data centers by leveraging consolidation and virtualization results. This has led to seven consecutive quarters of share gains. In addition, in 2009, the company increased sales generated by UNIX competitive displacements to over $600 million.

System x revenue decreased 4.6 percent (3 percent adjusted for currency) in 2009 versus 2008. Revenue performance in the second half of the year was strong with third-quarter revenue increasing 0.6 percent (2 percent adjusted for currency) and fourth-quarter revenue increasing 36.8 percent (30 percent adjusted for currency) compared to the prior-year periods. System x server revenue declined 4 percent, primarily driven by decreased low-end server revenue (10 percent) in 2009 versus 2008. Blades revenue increased 11 percent in 2009 versus 2008. System x server gained share in four consecutive quarters. The company's improved sales model and enhanced product offerings were the key contributors to this performance.

Storage revenue decreased 12.0 percent (11 percent adjusted for currency) in 2009 versus 2008. Total disk revenue decreased 9 percent versus 2008. These decreases were driven by declines in mid-range disk revenue of 18 percent and decreased Enterprise Disk revenue of 6 percent. In the fourth quarter, the company introduced the DS8700 product, the latest addition to the DS8000 line of high-end disk systems. The company's storage acquisitions, XIV and Diligent, had strong performance. XIV has added over 400 new customers since the acquisition. Tape revenue declined 20 percent in 2009 versus 2008.

Retail Stores Solutions revenue decreased 25.6 percent (24 percent adjusted for currency) in 2009 versus 2008, reflecting continued weakness in the retail sector.

Microelectronics OEM revenue decreased 15.1 percent (15 percent adjusted for currency), in 2009 versus 2008. Although 2009 revenue declined, second-half revenue improved significantly over first-half performance with performance essentially flat compared to the prior year.

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change
Systems and Technology:			
External gross profit	$6,127	$7,341	(16.5)%
External gross profit margin	37.8%	38.1%	(0.2) pts.
Pre-tax income	$1,419	$1,550	(8.5)%
Pre-tax margin	8.3%	7.7%	0.6 pts.

The decrease in external gross profit for 2009 versus 2008 was primarily driven by lower revenue.

Overall, gross margin decreased 0.2 points versus the prior year. Margin improvements in System x, Power Systems and System z were offset by impacts due to product mix and a margin decline in Microelectronics.

Systems and Technology's pre-tax income decreased 8.5 percent in 2009 when compared to 2008 driven by lower revenue. Pre-tax margin increased 0.6 points in 2009 versus the prior year, reflecting the focus on cost and expense management and improving productivity.

Global Financing

See pages 55 through 59 for an analysis of Global Financing's segment results.

Geographic Revenue

In addition to the revenue presentation by reportable segment, the company also measures revenue performance on a geographic basis. The following geographic, regional and country-specific revenue performance excludes OEM revenue, which is discussed separately below.

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change	Yr.-to-Yr. Change Adjusted for Currency
Total revenue:	$95,758	$103,630	(7.6)%	(5.3)%
Geographies:	$93,477	$100,939	(7.4)%	(5.1)%
Americas	40,184	42,807	(6.1)	(5.1)
Europe/Middle East/Africa	32,583	37,020	(12.0)	(5.7)
Asia Pacific	20,710	21,111	(1.9)	(3.7)
Major markets			(8.2)%	(6.4)%
Growth markets			(3.5)%	1.2%
BRIC countries			0.7%	4.3%

Geographic revenue decreased 7.4 percent (5 percent adjusted for currency) to $93,477 million in 2009 when compared to 2008, with relatively consistent performance, adjusted for currency, across the geographies. Revenue from the growth markets decreased 3.5 percent (increased 1 percent adjusted for currency) and revenue from the major markets decreased 8.2 percent (6 percent adjusted for currency). While the economic environment slowed globally in 2009, revenue growth, adjusted for currency, in the growth markets remained approximately 8 points higher than the major markets. The company has been investing to capture the opportunity in the emerging markets as these countries build out their public and private infrastructures. The growth markets contributed 19 percent of the geographic revenue in 2009, 1 point higher versus 2008. Within the BRIC countries, revenue increased 0.7 percent (4 percent adjusted for currency) led by growth in China, India and Brazil, adjusted for currency.

Americas revenue decreased 6.1 percent (5 percent adjusted for currency) in 2009. Within the major market countries, the U.S. declined 6.5 percent and Canada decreased 7.1 percent (1 percent adjusted for currency). Revenue in the Latin America growth markets decreased 3.4 percent (increased 1 percent adjusted for currency) led by growth in Brazil (increased 3 percent adjusted for currency).

Europe/Middle East/Africa (EMEA) revenue decreased 12.0 percent (6 percent adjusted for currency) in 2009 when compared to 2008. Revenue decreased in the major market countries with year-to-year declines in the U.K. of 13.6 percent (increased 1 percent adjusted for currency), Germany 10.3 percent (6 percent adjusted for currency), France 11.6 percent (7 percent adjusted for currency), Italy 11.3 percent (7 percent adjusted for currency) and Spain 12.6 percent (8 percent adjusted for currency).

Asia Pacific revenue decreased 1.9 percent (4 percent adjusted for currency) year over year. Revenue in the Asia Pacific growth markets decreased 2.4 percent (increased 3 percent adjusted for currency), led by growth in China and India. China revenue increased 10 percent, adjusted for currency, as the company leveraged its broad portfolio to provide comprehensive solutions to clients. India revenue increased 6 percent, adjusted for currency. Japan revenue decreased 1.4 percent (10 percent adjusted for currency).

The company continues to see growing opportunity globally—much of which is outside the traditional IT opportunity—to help its clients drive efficiency in their physical infrastructures.

OEM revenue of $2,281 million in 2009 declined 15.2 percent (15 percent adjusted for currency) compared to 2008 driven by reduced demand year over year in the technology OEM business. Year-to-year revenue performance improved in this business across the second half of 2009.

Total Expense and Other Income

($ in millions)

For the year ended December 31:	2009	2008	Yr.-to-Yr. Change
Total expense and other income	$25,647	$28,945	(11.4)%
Expense-to-revenue ratio	26.8%	27.9%	(1.1) pts.

The key drivers year to year in total expense and other income were approximately:

- Operational expense, (9) points
- Currency,* (4) points
- Acquisitions,** 1 point

* Reflects impacts of translation and hedging programs.

** Includes acquisitions completed in prior 12-month period.

In 2009, the company continued to execute its operational plan to increase process efficiency and productivity; leveraging the company's scale and global presence. The company's efforts have been focused on all areas of the business—from sales efficiency, supply chain management and service delivery to the global support functions. The company's cost and expense base (approximately $80 billion) provides ample opportunity for savings and the company yielded approximately $3.7 billion in cost and expense savings in 2009. The company's initiatives have contributed to an improved operational balance point and the improvements in margins and profit. As a result, the company is able to continue to invest in capabilities that will differentiate the company in the future and accelerate the development of new market opportunities.

Total SG&A expense decreased 10.4 percent (8 percent adjusted for currency) in 2009 versus 2008. Overall, the decrease was driven by reductions in operational expense (down 9 points) as the company continued to focus on disciplined expense management, while investing for future growth. Currency impacts also drove a year-to-year decline (down 3 points), partially offset by acquisition-related spending (up 1 point). Workforce reductions expense decreased $264 million, primarily due to actions taken in the fourth quarter of 2008, reflecting workforce actions in Japan ($120 million) and other ongoing skills rebalancing that is a regular element of the company's business model. Bad debt expense decreased $159 million primarily driven by reductions in specific reserve requirements and lower accounts receivable balances in 2009 versus 2008. The company's accounts receivable provision coverage was 2.0 percent, flat compared to the prior year.

Other (income) and expense was income of $351 million in 2009, an increase in income of $53 million year to year. The increase was driven by several key factors: the $298 million gain from the core logistics operations divestiture; increased foreign currency transaction gains of $329 million; offset by less interest income of $249 million due to lower rates; less gains from securities transactions of $162 million due to Lenovo equity sales in 2008; and a 2009 loss provision related to a joint venture investment of $119 million.

The company continues to invest in research and development, focusing its investments on high-value, high-growth opportunities. Total RD&E expense decreased 8.2 percent in 2009 versus 2008; adjusted for currency, expense decreased 6 percent in 2009. The decrease in spending, adjusted for currency, was driven by continued process efficiencies and reductions in discretionary spending, partially offset by the impact of acquisitions. RD&E investments represented 6.1 percent of total revenue in 2009, flat compared to 2008.

The timing and amount of sales and other transfers of IP may vary significantly from period to period depending upon timing of divestitures, industry consolidation, economic conditions and the timing of new patents and know-how development. There were no significant individual IP transactions in 2009 or 2008.

The decrease in interest expense was primarily due to lower debt balances in 2009 versus 2008. Total debt at December 31, 2009 was $26.1 billion; a decline year to year of $7.8 billion of primarily non-Global Financing debt. Overall interest expense for 2009 was $1,109 million, a decrease of $353 million versus 2008.

Income Taxes

The effective tax rate for 2009 was 26.0 percent, compared with 26.2 percent in 2008. The 0.2 point decrease was primarily driven by a more favorable geographic mix of pre-tax income, the absence of the 2008 tax cost impacts associated with the intercompany transfer of certain intellectual property and the agreements reached regarding the completion of the U.S. federal income tax examination for the years 2004 and 2005, including the associated income tax reserve redeterminations. These benefits were offset by a decrease in 2009 in the utilization of foreign tax credits.

Financial Position

Total assets decreased $502 million (decreased $3,885 million adjusted for currency) from December 31, 2008, driven by:

- Decreases in cash and cash equivalents ($558 million) and total receivables ($1,301 million); and
- Lower deferred taxes ($2,888 million) and intangible assets ($365 million); partially offset by
- Increased goodwill ($1,964 million) and prepaid pension assets ($1,401 million); and
- Higher level of marketable securities ($1,625 million).

The company had $13,973 million in cash and marketable securities at December 31, 2009.

Total liabilities decreased $9,672 million (decreased $11,213 million adjusted for currency) from December 31, 2008 driven by:

- Lower total debt ($7,826 million);
- Decrease in retirement-related benefit obligations ($3,500 million); partially offset by
- Higher tax liabilities ($1,083 million); and
- Increased deferred income ($997 million).

Total equity of $22,755 million increased $9,170 million from the prior year-end balance as a result of:

- Higher retained earnings ($10,546 million);
- Increase in foreign currency translation adjustments ($1,732 million);
- Increase in retirement-related items ($1,727 million) and common stock ($2,682 million); partially offset by
- Increased treasury stock ($7,072 million); and
- Increased net unrealized losses on cash flow derivatives ($556 million).

The company generated $20,773 million in cash flow provided by operating activities, an increase of $1,961 million, compared to 2008, primarily driven by a decrease in receivables ($1,857 million). Net cash used in investing activities of $6,729 million was $2,556 million lower than 2008, primarily due to the prior year Cognos acquisition and the core logistics operations divestiture in 2009, partially offset by the year-to-year impacts related to marketable securities and other investments.

Net cash used in financing activities of $14,700 million was $2,866 million higher, primarily due to debt repayments ($5,019 million), partially offset by lower common stock repurchases ($3,150 million) in 2009 versus 2008.

Other Information

Looking Forward

The company enters 2011 in an excellent position with a strong portfolio of offerings, momentum in its key growth initiatives, a solid operating model and a strong financial position. The company will continue to transform the business by executing its strategy to shift to higher-value areas, improving operating leverage and investing where management sees the best long-term opportunities. This transformation delivered solid performance in the past decade, an overachievement of the 2010 earnings per share Road Map and continues to position the company for growth going forward.

In May 2010, the company met with investors and introduced a new Road Map for earnings per share in 2015, and also discussed its transition to operating earnings beginning in 2011.

In an effort to provide better transparency into the operational results of the business, the company will separate business results into operating and non-operating categories. Operating earnings is a non-GAAP measure that excludes the effects of certain acquisition-related charges and retirement-related costs, and their related tax impacts. For acquisitions, operating earnings will exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses and tax charges related to acquisition integration. In the technology sector, it is common practice to provide earnings information on a non-GAAP basis that excludes acquisition-related items. Within retirement-related costs, given the significant impact that the debt and equity markets can have on the company's retirement-related costs and the fact that these market forces are not under direct management control and are non-operational, the company has characterized certain items as operating and others as non-operating. The company will include defined benefit plan and nonpension postretirement benefit plan service cost, amortization of prior service cost and the cost of defined contribution plans in operating earnings. Non-operating retirement-related cost will include defined benefit plan and nonpension postretirement benefit plan interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and multi-employer/pension insolvency/other costs. These costs are primarily those related to changes in pension plan assets and liabilities which are tied to financial market performance and the company considers these costs to be outside the operational performance of the business.

Overall, the company believes that providing investors with a view of operating earnings will provide better transparency and clarity into both the operational results of the business and the impact of the performance of the company's pension plans; improve visibility to management decisions and their impacts on operational performance; enable better comparison to peer companies; and, allow the company to provide a long-term strategic view of the business going forward. There will be no changes to the balance sheet or cash flow presentation. The company will provide this view of its performance in addition to its GAAP reporting. The company's calculation of operating earnings may differ from similarly titled measures reported by other companies.

The objective of the company's new Road Map for growth is to achieve at least $20 of operating (non-GAAP) earnings per diluted share in 2015. Consistent with the prior Road Map, the company has identified the major drivers of financial performance: revenue growth, operating leverage and common stock share repurchase. The revenue growth will come from a combination of base revenue growth, a mix to faster growing businesses and from acquisitions closed between 2010 and 2015. The contribution from operating leverage will be driven by the shift to higher-margin businesses and enterprise productivity. The company is driving for $8 billion of productivity over the next five years—part which will result in improved profitability and part which will drive competitiveness in the marketplace. The company will also continue to return value to its shareholders, with approximately $50 billion of share repurchase and $20 billion of dividends during the Road Map period. Overall, the company expects fairly balanced contribution from revenue growth, operating leverage and share repurchase. Similar to its performance in the 2010 Road Map, the company is relying on the resilience of its business model to drive the overall objective of at least $20 of operating (non-GAAP) earnings per diluted share in 2015. The company measures the success of its business model over the long term, not any individual quarter or year. The company's strategies, investments and actions are all taken with an objective of optimizing long-term performance.

For 2010, the company's non-GAAP operating earnings per diluted share was $11.67. From its reported earnings per diluted share of $11.52, operating earnings excludes acquisition-related charges of $0.34 per share and non-operating retirement-related costs which was income of $0.20 per share. The 2010 operating earnings per diluted share of $11.67 is the company's starting point for its 2015 Road Map. The company will focus on operating earnings going forward with management decisions, performance-based compensation and business segment performance supporting and tied to operating performance.

In January 2011, the company disclosed that it is expecting GAAP earnings of at least $12.56 and operating (non-GAAP) earnings of at least $13.00 per diluted share for the full year 2011. The operating (non-GAAP) earnings per share expectations excludes acquisition-related charges of $0.41 per share and non-operating retirement-related costs of $0.03 per share. This expectation results in an increase year to year of 9 percent in GAAP earnings per share and an increase of 11 percent year to year in operating earnings per share. The company believes the 11 percent growth in operating earnings puts the company on track to achieve its objective of at least $20 of operating earnings per share in 2015.

From a segment perspective, the company enters 2011 with an excellent product lineup in the Systems and Technology business, strong momentum in the Software business and good growth in the Global Services backlog. Within Systems and Technology, the new System z mainframe product had a great launch in the second half of 2010 and the company anticipates continued opportunity and momentum for its hardware brands in the first quarter of 2011, resulting in an expected double-digit revenue growth rate at constant currency compared to the first quarter of 2010. The Software business also had strong performance in the fourth quarter. The Software business is benefiting from the company's strategic initiatives—business analytics, smarter planet, growth markets and cloud—and the company expects this to continue in the first quarter with the Software business again delivering double-digit revenue growth at constant currency, excluding the divested PLM operations. The Global Services backlog, adjusted for currency, increased $4 billion from year-end 2009 and $7 billion from the third quarter of 2010. As a result, the company expects the Global Services revenue growth rate in the first quarter of 2011 to improve when compared to the fourth quarter of 2010.

In addition, in January 2011, the company disclosed that it expected to recognize a gain on an asset sale in the first quarter of 2011. The company indicated that this gain would be primarily offset in the first quarter by workforce rebalancing actions, predominately in Europe, although the company expects workforce rebalancing charges to decline in total in 2011 versus 2010. In February 2011, the company completed the majority of the asset sale and will record a pre-tax gain of approximately $175 million in the first quarter of 2011.

The company expects 2011 pre-tax retirement-related plan cost to be approximately $1.9 billion, an increase of approximately $500 million compared to 2010. This estimate reflects current pension plan assumptions at December 31, 2010. Within total retirement-related plan cost, operating retirement-related plan cost is expected to be approximately $1.9 billion, an increase of approximately $100 million versus 2010. Non-operating retirement-related plan cost is expected to be approximately zero versus income of $0.4 billion in 2010.

Effective January 1, 2011, the company will implement new accounting standards that have been issued by the Financial Accounting Standards Board. These standards include: amended guidance regarding pro-forma financial information related to business combinations, amended guidance related to goodwill impairment testing, additional disclosures related to financing receivables and additional disclosures related to fair value measurements. The company has evaluated the new guidance and does not expect an impact in the Consolidated Financial Statements.

Liquidity and Capital Resources

The company has consistently generated strong cash flow from operations, providing a source of funds ranging between $15.0 billion and $20.8 billion per year over the past five years. The company provides for additional liquidity through several sources: maintaining an adequate cash balance, access to global funding sources, a committed global credit facility and other committed and uncommitted lines of credit worldwide. At December 31, 2010, the company had total unused lines of credit of $21,388 million. The following table provides a summary of the major sources of liquidity for the years ended December 31, 2006 through 2010.

Cash Flow and Liquidity Trends

($ in billions)

	2010	2009	2008	2007	2006
Net cash from operating activities	**$19.5**	$20.8	$18.8	$16.1	$15.0
Cash and short-term marketable securities	**$11.7**	$14.0	$12.9	$16.1	$10.7
Committed global credit facilities	**$10.0**	$10.0	$10.0	$10.0	$10.0

The major rating agencies' ratings on the company's debt securities at December 31, 2010 appear in the table on page 48. On November 23, 2010, Moody's Investors Services raised its rating on the company's senior long-term debt one level from A1 to Aa3. Standard and Poor's and Fitch Ratings debt ratings remained unchanged from December 31, 2009. The company's debt securities do not contain any acceleration clauses which could change the scheduled maturities of the obligation. In addition, the company does not have "ratings trigger" provisions in its debt covenants or documentation, which would allow the holders to declare an event of default and seek to accelerate payments thereunder in the event of a change in credit rating. The company's contractual agreements governing derivative instruments contain standard market clauses which can trigger the termination of the agreement if the company's credit rating were to fall below investment grade. At December 31, 2010, the fair value of those instruments that were in a liability position was $1,006 million, before any applicable netting, and this position is subject to fluctuations in fair value period to period based on the level of the company's outstanding instruments and market conditions. The company has no other contractual arrangements that, in the event of a change in credit rating, would result in a material adverse effect on its financial position or liquidity.

	Standard & Poor's	Moody's Investors Service	Fitch Ratings
Senior long-term debt	A+	Aa3	A+
Commercial paper	A-1	Prime-1	F1

The company prepares its Consolidated Statement of Cash Flows in accordance with applicable accounting standards for cash flow presentation on page 64 and highlights causes and events underlying sources and uses of cash in that format on page 35. For purposes of running its business, the company manages, monitors and analyzes cash flows in a different format.

Management uses a free cash flow measure to evaluate the company's operating results, plan share repurchase levels, evaluate strategic investments and assess the company's ability and need to incur and service debt. Free cash flow is not a defined term under GAAP and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures, including the investment in software. As discussed on page 23, a key objective of the Global Financing business is to generate strong returns on equity. Increasing receivables is the basis for growth in a financing business. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. After considering Global Financing receivables as an investment, the remaining net operational cash flow less net capital expenditures is viewed by the company as free cash flow.

From the perspective of how management views cash flow, in 2010, free cash flow was $16.3 billion, an increase of $1.2 billion compared to 2009. This cash performance was driven primarily by the growth in net income of $1.4 billion and increased cash provided by other assets/liabilities of $1.1 billion. These increases were partially offset by higher income tax payments of approximately $1.0 billion and a decrease in cash of approximately $0.6 billion, as a result of lower tax refunds in 2010 versus the prior year.

Over the past five years, the company generated over $68 billion in free cash flow. During that period, the company invested $18 billion in strategic acquisitions and returned over $72 billion to shareholders through dividends and share repurchases. The amount of prospective returns to shareholders in the form of dividends and share repurchases will vary based upon several factors including each year's operating results, capital expenditure requirements, research and development investments and acquisitions, as well as the factors discussed on page 49.

The company's Board of Directors meets quarterly to consider the dividend payment. In the second quarter of 2010, the Board of Directors increased the company's quarterly common stock dividend from $0.55 to $0.65 per share.

The table below represents the way in which management reviews cash flow as described above.

($ in billions)

For the year ended December 31:	2010	2009	2008	2007	2006
Net cash from operating activities per GAAP (Continuing Operations)	**$ 19.5**	$20.8	$ 18.8	$ 16.1	$15.0
Less: the change in Global Financing receivables	**(0.7)**	*1.9*	*(0.0)*	*(1.3)*	*(0.3)*
Net cash from operating activities (Continuing Operations), excluding Global Financing receivables	**20.3**	18.9	18.8	17.4	15.3
Capital expenditures, net	**(4.0)**	(3.7)	(4.5)	(5.0)	(4.7)
Free cash flow (excluding Global Financing receivables)	**16.3**	15.1	14.3	12.4	10.5
Acquisitions	**(5.9)**	(1.2)	(6.3)	(1.0)	(3.8)
Divestitures	**0.1**	0.4	0.1	0.3	—
Share repurchase	**(15.4)**	(7.4)	(10.6)	(18.8)	(8.1)
Dividends	**(3.2)**	(2.9)	(2.6)	(2.1)	(1.7)
Non-Global Financing debt	**2.3**	(4.7)	(3.2)	10.9	(1.1)
Other (includes Global Financing receivables and Global Financing debt)	**3.5**	1.7	5.0	3.8	1.1
Change in cash, cash equivalents and short-term marketable securities	**$ (2.3)**	$ 1.1	$ (3.2)	$ 5.5	$ (3.0)

Events that could temporarily change the historical cash flow dynamics discussed earlier include significant changes in operating results, material changes in geographic sources of cash, unexpected adverse impacts from litigation, future pension funding requirements during periods of severe downturn in the capital markets or the timing of tax payments. Whether any litigation has such an adverse impact will depend on a number of variables, which are more completely described in note O, "Contingencies and Commitments," on pages 103 through 105. With respect to pension funding, in 2010, the company contributed $865 million to its non-U.S. defined benefit plans, versus $1,252 million in 2009. As highlighted in the Contractual Obligations table below, the company expects to make legally mandated pension plan contributions to certain non-U.S. plans of approximately $3.9 billion in the next five years. The 2011 contributions are currently expected to be approximately $900 million. Financial market performance in 2011 could increase the legally mandated minimum contributions in certain non-U.S. countries that require more frequent remeasurement of the funded status. The company is not quantifying any further impact from pension funding because it is not possible to predict future movements in the capital markets or pension plan funding regulations.

The Pension Protection Act of 2006 was enacted into law in 2006, and, among other things, increases the funding requirements for certain U.S. defined benefit plans beginning after December 31, 2007. No mandatory contribution is required for the U.S. defined benefit plan in 2011 as of December 31, 2010.

Contractual Obligations

($ in millions)

	Total Contractual Payment Stream	Payments due in			
		2011	2012–13	2014–15	After 2015
Long-term debt obligations	$25,493	$3,996	$ 9,594	$1,482	$10,422
Interest on long-term debt obligations	11,902	1,577	2,046	1,350	6,931
Capital (finance) lease obligations	111	25	66	16	5
Operating lease obligations	5,510	1,521	2,101	1,250	638
Purchase obligations	1,547	646	562	285	54
Other long-term liabilities:					
Minimum pension funding (mandated)*	3,900	900	1,600	1,400	—
Executive compensation	1,350	70	157	179	945
Long-term termination benefits	1,503	141	263	221	879
Tax reserves**	3,441	280	—	—	—
Other	1,184	39	83	71	992
Total	$55,943	$9,194	$16,470	$6,252	$20,866

* Represents future pension contributions that are mandated by local regulations or statute, all associated with non-U.S. qualified pension plans. See note U, "Retirement-Related Benefits," on pages 112 to 126 for additional information on the non-U.S. plans' investment strategies and expected contributions and for information regarding the company's total underfunded pension plans of $16,804 million at December 31, 2010. As the funded status on the plans will vary, obligations for mandated minimum pension payments after 2015 could not be reasonably estimated.

** These amounts represent the liability for unrecognized tax benefits. The company estimates that approximately $280 million of the liability is expected to be settled within the next 12 months. The settlement period for the noncurrent portion of the income tax liability cannot be reasonably estimated as the timing of the payments will depend on the progress of tax examinations with the various tax authorities; however, it is not expected to be due within the next 12 months.

Total contractual obligations are reported in the table above excluding the effects of time value and therefore, may not equal the amounts reported in the Consolidated Statement of Financial Position.

Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are noncancelable, (2) the company would incur a penalty if the agreement was canceled, or (3) the company must make specified minimum payments even if it does not take delivery of the contracted products or services (take-or-pay). If the obligation to purchase goods or services is noncancelable, the entire value of the contract is included in the table above. If the obligation is cancelable, but the company would incur a penalty if canceled, the dollar amount of the penalty is included as a purchase obligation. Contracted minimum amounts specified in take-or-pay contracts are also included in the table as they represent the portion of each contract that is a firm commitment.

In the ordinary course of business, the company enters into contracts that specify that the company will purchase all or a portion of its requirements of a specific product, commodity or service from a supplier or vendor. These contracts are generally entered into in order to secure pricing or other negotiated terms. They do not specify fixed or minimum quantities to be purchased and, therefore, the company does not consider them to be purchase obligations.

Interest on floating rate debt obligations is calculated using the effective interest rate at December 31, 2010, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

At December 31, 2010, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table on page 49 for the company's contractual obligations and note O, "Contingencies and Commitments," on pages 103 through 105, for detailed information about the company's guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company's financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the company's Board of Directors. The company's significant accounting policies are described in note A, "Significant Accounting Policies," on pages 68 to 79.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g., 1 percent, 10 percent, etc.) are included to allow users of the Annual Report to understand a general direction cause and effect of changes in the estimates and do not represent management's predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Pension Assumptions

For the company's defined benefit pension plans, the measurement of the benefit obligation to employees and the net periodic pension cost/(income) requires the use of certain assumptions, including, among others, estimates of discount rates and expected return on plan assets.

Changes in the discount rate assumptions will impact the (gain)/loss amortization and interest cost components of the net periodic pension cost/(income) calculation (see page 118 for information regarding the discount rate assumptions) and the projected benefit obligation (PBO). As presented on page 118, the company decreased the discount rate assumption for the IBM Personal Pension Plan (PPP), a U.S.-based defined benefit plan, by 60 basis points to 5.00 percent on December 31, 2010. This change will increase pre-tax cost and expense recognized in 2011 by an estimated $166 million. If the discount rate assumption for the PPP increased by 60 basis points on December 31, 2010, pre-tax cost and expense recognized in 2011 would decrease by an estimated $173 million. Changes in the discount rate assumptions will impact the PBO which, in turn, may impact the company's funding decisions if the PBO exceeds plan assets. Each 25 basis point increase or decrease in the discount rate will cause a corresponding $1.2 billion decrease or $1.3 billion increase, respectively, in the PPP's PBO based upon December 31, 2010 data. The PPP's PBO (after the decrease in discount rate presented on page 118) and plan assets as of December 31, 2010 are presented on page 116.

The expected long-term return on plan assets is used in calculating the net periodic pension cost/(income). See page 118 for information regarding the expected long-term return on plan assets assumption. The differences between the actual return on plan assets and expected long-term return on plan assets are recognized over five years in the expected return on plan assets line in net periodic pension cost/(income) and also as a component of actuarial gains/losses, which are recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

To the extent the outlook for long-term returns changes such that management changes its expected long-term return on plan assets assumption, each 50 basis point increase or decrease in the expected long-term return on PPP plan assets assumption will have an estimated increase or decrease, respectively, of $253 million on the following year's pre-tax net periodic pension cost/(income) (based upon the PPP's plan assets at December 31, 2010 and assuming no contributions are made in 2011).

The company may voluntarily make contributions or be required, by law, to make contributions to its pension plans. Actual results that differ from the estimates may result in more or less future company funding into the pension plans than is planned by management.

Impacts of these types of changes on the company's defined benefit pension plans in other countries worldwide will vary depending upon the status of each respective plan.

Revenue Recognition
Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires the company to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting. Other significant judgments include determining whether IBM or a reseller is acting as the principal in a transaction and whether separate contracts are considered part of one arrangement.

Revenue recognition is also impacted by the company's ability to estimate sales incentives, expected returns and allowances for credit losses. The company considers various factors, including a review of specific transactions, the credit-worthiness of the customers, historical experience and market and economic conditions when calculating these provisions and allowances. Evaluations are conducted each quarter to assess the adequacy of the estimates. If these estimates were changed by 10 percent in 2010, net income would have been impacted by $89 million (excluding Global Financing receivables reserves discussed on page 57).

Costs to Complete Service Contracts
The company enters into numerous service contracts through its GTS and GBS businesses. During the contractual period, revenue, cost and profits may be impacted by estimates of the ultimate profitability of each contract, especially contracts for which the company uses the percentage-of-completion (POC) method of accounting. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. Contract loss provisions recorded as a component of other accrued expenses and liabilities were approximately $23 million and $37 million at December 31, 2010 and 2009, respectively.

Income Taxes
The company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that new information becomes available which causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event that the company changes its determination as to the amount of deferred tax assets that can be realized, the company will adjust its valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

The consolidated provision for income taxes will change period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, the timing and amount of foreign dividend repatriation, state and local taxes and the effects of various global income tax strategies.

To the extent that the provision for income taxes increases/decreases by 1 percent of income before income taxes, consolidated net income would have decreased/improved by $197 million in 2010.

Valuation of Assets

The application of business combination and impairment accounting requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires the company to estimate the fair value of assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. The company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Valuation of Goodwill

The company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires the company to perform a two-step impairment test. In the first step, the company compares the fair value of each reporting unit to its carrying value. The company determines the fair value of its reporting units based on the income approach. Under the income approach, the company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

The annual goodwill impairment analysis, which the company performed during the fourth quarter of 2010, did not result in an impairment charge. Utilizing the balances as of September 30, 2010, the excess of fair value over carrying value for each of the company's reporting units ranged from approximately $0.3 billion to approximately $75.7 billion. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the company applied a hypothetical 10 percent decrease to the fair values of each reporting unit. This hypothetical 10 percent decrease would result in excess fair value over carrying value ranging from approximately $0.2 billion to approximately $67.1 billion for each of the company's reporting units.

Loss Contingencies

The company is currently involved in various claims and legal proceedings. Quarterly, the company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the company's results of operations and financial position.

Global Financing Receivables Allowance for Credit Losses

The Global Financing business reviews its financing receivables portfolio at least quarterly in order to assess collectibility. A description of the methods used by management to estimate the amount of uncollectible receivables is included on pages 77 and 78. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in Global Financing's receivables portfolio.

To the extent that actual collectibility differs from management's estimates currently provided for by 10 percent, Global Financing's segment pre-tax income and the company's consolidated income before income taxes would be higher or lower by an estimated $40 million (using 2010 data), depending upon whether the actual collectibility was better or worse, respectively, than the estimates.

Residual Value

Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Residual value estimates impact the determination of whether a lease is classified as operating or capital. Global Financing estimates the future fair value of leased equipment by using historical models, analyzing the current market for new and used equipment and obtaining forward-looking product information such as marketing plans and technological innovations. Residual value estimates are periodically reviewed and "other than temporary" declines in estimated future residual values are recognized upon identification. Anticipated increases in future residual values are not recognized until the equipment is remarketed. Factors that could cause actual results to materially differ from the estimates include significant changes in the used-equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

To the extent that actual residual value recovery is lower than management's estimates by 10 percent, Global Financing's segment pre-tax income and the company's consolidated income before income taxes for 2010 would have been lower by an estimated $120 million. If the actual residual value recovery is higher than management's estimates, the increase in income will be realized at the end of lease when the equipment is remarketed.

Currency Rate Fluctuations

Changes in the relative values of non-U.S. currencies to the U.S. dollar affect the company's results. At December 31, 2010, currency changes resulted in assets and liabilities denominated in local currencies being translated into more U.S. dollars than at year-end 2009. The company uses financial hedging instruments to limit specific currency risks related to financing transactions and other foreign currency-based transactions. Further discussion of currency and hedging appears in note L, "Derivative Financial Instruments," on pages 96 through 101.

In 2010, the company's revenue increased 4.3 percent as reported and 3.3 percent adjusted for currency, the difference driven from the company's operations in currencies other than the U.S. dollar. The company maintains currency hedging programs for cash planning purposes which mitigate, but do not eliminate, the volatility of currency impacts on the company's financial results. In addition to the translation of earnings, the impact of currency changes also may affect the company's pricing and sourcing actions. For example, the company may procure components and supplies in multiple functional currencies and sell products and services in other currencies. The company believes that some of these currency-based changes in cost impact the price charged to clients. However, the company estimates that the maximum effect of currency, before taking pricing or sourcing actions into account, and net of hedging activity, decreased total diluted earnings per share growth by approximately $0.11 in 2010.

For non-U.S. subsidiaries and branches that operate in U.S. dollars or whose economic environment is highly inflationary, translation adjustments are reflected in results of operations. Generally, the company manages currency risk in these entities by linking prices and contracts to U.S. dollars.

The company continues to monitor the economic conditions in Venezuela. Due to the significant reduction of currency approvals by the Venezuela government, in December 2009, the company determined that the rate for translation should be changed to the parallel rate at December 31, 2009.

In addition, due to the fact that the blended CPI/NCPI three-year cumulative inflation rate in Venezuela reached 100 percent, the country was considered highly inflationary, consistent with accounting standards, effective January 1, 2010.

On January 8, 2010, a devaluation of the Venezuelan currency was announced. The currency market in Venezuela will continue to be fully controlled by the government through the Central Bank. A two-tiered official rate structure was implemented and will be managed by the Central Bank. In the first quarter of 2010, the ability to obtain U.S. dollars remained severely restricted, even at the new devalued rates. The parallel market remained the primary method to obtain U.S. dollars. Therefore, in the first quarter, the company continued to remeasure utilizing the parallel rate.

On May 17, 2010, the parallel market was suspended by the Venezuela government. The new parallel fluctuating market ("SITME") opened on June 9, 2010, controlled by the Central Bank, and with a set daily trading rate band that was significantly lower than the previous parallel market rate. Tight volume restrictions have been established for the new banded market, which has been thinly traded since being opened. The SITME market is the current viable option for obtaining currency exchange as the official rates have not been accessible. Therefore, in the second, third and fourth quarters, the company utilized the banded rate for remeasurement purposes. This resulted in the recording of an immaterial gain in the second quarter of 2010.

On December 30, 2010, the official rate for essential goods was eliminated, with no change to the SITME rate. Future gains or losses from devaluation of the SITME rate are not expected to have a material impact given the size of the company's operations in Venezuela (less than 1 percent of total 2009 and 2010 revenue).

Market Risk

In the normal course of business, the financial position of the company is routinely subject to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable and recoverability of residual values on leased assets.

The company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the company does not anticipate any material losses from these risks.

The company's debt, in support of the Global Financing business and the geographic breadth of the company's operations, contains an element of market risk from changes in interest and currency rates. The company manages this risk, in part, through the use of a variety of financial instruments including derivatives, as explained in note L, "Derivative Financial Instruments," on pages 96 through 101.

To meet disclosure requirements, the company performs a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of the company's debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis comprise all of the company's cash and cash equivalents, marketable securities, short-term and long-term loans, commercial financing and installment payment receivables, investments, long-term and short-term debt and all derivative financial instruments. The company's derivative financial instruments generally include interest rate swaps, foreign currency swaps and forward contracts.

To perform the sensitivity analysis, the company assesses the risk of loss in fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2010 and 2009. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. In addition, the results of the model are constrained by the fact that certain items are specifically excluded from the analysis, while the financial instruments relating to the financing or hedging of those items are included by definition. Excluded items include short-term and long-term receivables from sales-type and direct financing leases, forecasted foreign currency cash flows and the company's net investment in foreign operations. As a consequence, reported changes in the values of some of the financial instruments impacting the results of the sensitivity analysis are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.

The results of the sensitivity analysis at December 31, 2010, and 2009, are as follows:

Interest Rate Risk

At December 31, 2010, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of the company's financial instruments of $341 million as compared with a decrease of $274 million at December 31, 2009. A 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company's financial instruments of $315 million as compared to an increase of $251 million at December 31, 2009. Changes in the relative sensitivity of the fair value of the company's financial instrument portfolio for these theoretical changes in the level of interest rates are primarily driven by changes in the company's debt maturities, interest rate profile and amount.

Foreign Currency Exchange Rate Risk

At December 31, 2010, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company's financial instruments of $546 million as compared with a decrease of $609 million at December 31, 2009. Conversely, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company's financial instruments of $546 million compared with an increase of $609 million at December 31, 2009. The change in impact from 2009 to 2010 was due to the change in the financial asset and derivative portfolio.

Financing Risks

See the "Description of Business" on page 23 for a discussion of the financing risks associated with the Global Financing business and management's actions to mitigate such risks.

Employees and Related Workforce

				Yr.-to-Yr. Change	
For the year ended December 31:	**2010**	2009	2008	2010-09	2009-08
IBM/wholly owned subsidiaries	**426,751**	399,409	398,455	6.8%	0.2%
Less-than-wholly owned subsidiaries	**9,334**	11,421	11,642	(18.3)	(1.9)
Complementary	**27,784**	26,946	27,983	3.1	(3.7)

As a globally integrated enterprise, the company operates in over 170 countries and is continuing to shift its business to the higher value segments of enterprise computing. The company continually assesses its resource needs with the objective of balancing its workforce globally to improve the company's global reach and competitiveness. In 2010, total employees at IBM and its wholly owned subsidiaries increased more than 27,000 compared to the prior year.

The complementary workforce is an approximation of equivalent full-time employees hired under temporary, part-time and limited term employment arrangements to meet specific business needs in a flexible and cost-effective manner.

Global Financing

Global Financing is a reportable segment that is measured as a standalone entity.

In 2010, as the global economy continued to emerge from a challenging credit environment, the Global Financing business delivered strong financial results. The Global Financing business continued to remain focused on its core competencies—providing IT financing to the company's clients and business partners. For the year, Global Financing improved gross margin by 2.0 points and pre-tax income margin by 5.6 points, while total revenue was essentially flat year to year. Total pre-tax income of $1,959 million increased 13.3 percent compared to 2009.

In addition to the overall health of the economy and its impact on corporate IT budgets, key drivers of Global Financing's results are interest rates and originations. Interest rates directly impact Global Financing's business by increasing or decreasing both financing revenue and the associated borrowing costs. Originations, which determine the asset base of Global Financing's annuity-like business, are impacted by IBM's non-Global Financing sales and services volumes and Global Financing's participation rates. Participation rates are the propensity of IBM's clients to finance their transactions through Global Financing in lieu of paying IBM up-front cash or financing through a third party.

Results of Operations

($ in millions)

For the year ended December 31:	2010	2009	2008
External revenue	**$2,238**	$2,302	$2,559
Internal revenue	**1,842**	1,774	1,892
Total revenue	**4,080**	4,076	4,451
Cost	**1,474**	1,555	1,887
Gross profit	**$2,606**	$2,520	$2,564
Gross profit margin	**63.9%**	61.8%	57.6%
Pre-tax income	**$1,959**	$1,730	$1,617
After-tax income*	**$1,295**	$1,138	$1,049
Return on equity*	**41.2%**	34.4%	29.4%

* See page 59 for the details of the after-tax income and return on equity calculation.

Total revenue in 2010 increased $4 million versus 2009 as a result of:

- An increase in internal revenue of 3.8 percent driven by an increase in used equipment sales revenue (up 7.0 percent to $1,277 million), partially offset by a decrease in financing revenue (down 2.6 percent to $565 million); offset by
- A decline in external revenue of 2.8 percent (4 percent adjusted for currency), due to a decrease in financing revenue (down 7.9 percent to $1,580 million), partially offset by an increase in used equipment sales revenue (up 12.1 percent to $659 million).

The decreases in external and internal financing revenue were due to lower average asset balances and lower asset yields.

Global Financing gross profit increased 3.4 percent compared to 2009 primarily due to higher used equipment sales gross profit. Gross margin increased 2.0 points primarily due to a higher financing margin.

Total revenue in 2009 decreased $375 million compared to 2008 due to:

- A decline in external revenue of 10.0 percent (7 percent adjusted for currency), due to decreases in financing revenue (down 11.6 percent to $1,715 million) and in used equipment sales (down 5.2 percent to $588 million); and
- A decline in internal revenue of 6.3 percent driven by a decrease in financing revenue (down 22.0 percent to $580 million), partially offset by an increase in used equipment sales (up 3.9 percent to $1,194 million).

The decreases in external and internal financing revenue were due to lower average asset balances and lower asset yields.

Global Financing gross profit decreased 1.7 percent in 2009 versus 2008 due to lower revenue. Gross margin increased 4.2 points due to higher margins on financing and used equipment sales.

Global Financing pre-tax income increased 13.3 percent in 2010 versus 2009, following an increase of 7.0 percent in 2009 versus 2008. The increase in 2010 was primarily driven by a decrease in financing receivables provisions of $152 million and the increase in gross profit of $85 million. The increase in 2009 was primarily driven by decreases in financing receivables provisions of $86 million and other SG&A expenses of $67 million, partially offset by the decrease in gross profit of $44 million. The decrease in financing receivables provisions in 2010 was primarily due to lower specific reserve requirements and recoveries on previously reserved accounts. The overall allowance for credit losses coverage rate was 1.5 percent, a decrease of 0.6 points versus 2009. Excluding $2 million and $5 million of workforce rebalancing charges in the first quarter of 2010 and 2009, respectively, pre-tax income on a normalized basis increased 13.0 percent in 2010 versus the prior year. Pre-tax margins on a normalized basis were 48.1 percent and 42.6 percent for 2010 and 2009, respectively.

The increases in return on equity from 2009 to 2010 and from 2008 to 2009 were driven by higher after-tax income and a lower average equity balance.

Financial Condition

Balance Sheet

($ in millions)

At December 31:	2010	2009
Cash and cash equivalents	**$ 1,353**	$ 1,285
Net investment in sales-type and direct financing leases	**9,370**	9,482
Equipment under operating leases:		
External clients[a]	**1,827**	1,863
Internal clients[b][c]	**500**	994
Client loans	**10,630**	10,413
Total client financing assets	**22,326**	22,752
Commercial financing receivables	**6,819**	5,662
Intercompany financing receivables[b][c]	**4,204**	3,660
Other receivables	**321**	370
Other assets	**790**	877
Total assets	**$35,813**	$34,605
Intercompany payables[b]	**$ 6,717**	$ 5,879
Debt[d]	**22,823**	22,383
Other liabilities	**3,016**	3,174
Total liabilities	**32,557**	31,435
Total equity	**3,256**	3,170
Total liabilities and equity	**$35,813**	$34,605

[a] Includes intercompany mark up, priced on an arm's-length basis, on products purchased from the company's product divisions, which is eliminated in IBM's consolidated results.

[b] Entire amount eliminated for purposes of IBM's consolidated results and therefore does not appear on page 63.

[c] These assets, along with all other financing assets in this table, are leveraged at the value in the table using Global Financing debt.

[d] Global Financing debt is comprised of intercompany loans and external debt. A portion of Global Financing debt is in support of the company's internal business, or related to intercompany mark up embedded in the Global Financing assets. See table on page 58.

Sources and Uses of Funds

The primary use of funds in Global Financing is to originate client and commercial financing assets. Client financing assets for end users consist primarily of IBM systems, software and services, but also include non-IBM equipment, software and services to meet IBM clients' total solutions requirements. Client financing assets are primarily sales-type, direct financing and operating leases for systems products as well as loans for systems, software and services with terms generally from two to seven years. Global Financing's client loans are primarily for software and services and are unsecured. These loans are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation. Client financing also includes internal activity as described on page 23.

Commercial financing receivables arise primarily from inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory financing and accounts receivable financing generally range from 30 to 90 days. These short-term receivables are primarily unsecured and are also subjected to additional credit analysis in order to evaluate the associated risk.

At December 31, 2010, substantially all financing assets are IT related assets, and approximately 65 percent of the external portfolio is with investment grade clients with no direct exposure to consumers or mortgage assets.

Originations

The following are total external and internal financing originations.

($ in millions)

For the year ended December 31:	2010	2009	2008
Client financing:			
External	**$12,632**	$11,760	$14,790
Internal	**116**	755	1,039
Commercial financing	**32,366**	27,126	32,078
Total	**$45,113**	$39,641	$47,907

In 2010, new financing originations exceeded cash collections for commercial financing, while cash collections exceeded new financing originations for client financing. This resulted in a net increase in total financing assets from December 31, 2009. The increase in originations in 2010 versus 2009 was due to improving external volumes in both client and commercial financing. The decrease in originations in 2009 versus 2008 was primarily due to lower demand for IT equipment as a result of the economic environment.

Cash generated by Global Financing in 2010 was primarily deployed to pay the intercompany payables and dividends to IBM.

Global Financing Receivables and Allowances

The following table presents external financing receivables excluding residual values, and the allowance for credit losses.

($ in millions)

At December 31:	2010	2009
Gross financing receivables	**$26,565**	$25,508
Specific allowance for credit losses	**305**	416
Unallocated allowance for credit losses	**96**	120
Total allowance for credit losses	**401**	536
Net financing receivables	**$26,164**	$24,972
Allowance for credit losses coverage	**1.5%**	2.1%

Roll Forward of Global Financing Receivables Allowance for Credit Losses

($ in millions)

Jan. 1, 2010	Allowance Used*	Additions/ (Reductions)	Other**	Dec. 31, 2010
$536	$(121)	$(9)	$(4)	**$401**

* Represents reserved receivables, net of recoveries, that were disposed of during the period.

** Primarily represents translation adjustments.

The percentage of Global Financing receivables reserved decreased from 2.1 percent at December 31, 2009 to 1.5 percent at December 31, 2010 primarily due to the disposition of receivables previously reserved and the increase in gross financing receivables. Specific reserves decreased 26.7 percent from $416 million at December 31, 2009 to $305 million at December 31, 2010. Unallocated reserves decreased 20.2 percent from $120 million at December 31, 2009, to $96 million at December 31, 2010. Global Financing's bad debt expense was a decrease of $9 million for 2010, compared to an increase of $143 million for 2009. The year-to-year decrease was primarily attributed to the decline of required specific reserve additions and recoveries on previously reserved accounts.

Residual Value

Residual value is a risk unique to the financing business and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. Global Financing has insight into product plans and cycles for the IBM products under lease. Based upon this product information, Global Financing continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio. See note A, "Significant Accounting Policies," on page 78 for the company's accounting policy for residual values.

Global Financing optimizes the recovery of residual values by selling assets sourced from end of lease, leasing used equipment to new clients, or extending lease arrangements with current clients. Sales of equipment, which are primarily sourced from equipment returned at the end of a lease, represented 47.4 percent of Global Financing's revenue in 2010 and 43.7 percent in 2009. The increase was driven by higher sales revenue and lower financing revenue. The gross margin on these sales was 52.8 percent and 51.3 percent in 2010 and 2009, respectively. The increase was driven by an increase in the external used equipment sales margin.

The table on page 58 presents the recorded amount of unguaranteed residual value for sales-type, direct financing and operating leases at December 31, 2009 and 2010. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2010 is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, Global Financing will obtain guarantees of the future value of the equipment to be returned at end of lease. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets. The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a sales-type lease or operating lease. The aggregate asset values associated with the guarantees were $714 million and $569 million for the financing transactions originated during the years ended December 31, 2010 and 2009, respectively. In 2010, the residual value guarantee program resulted in the company recognizing approximately $453 million of revenue that would otherwise have been recognized in future periods as operating lease revenue. If the company had chosen to not participate in a residual value guarantee program in 2010 and prior years, the 2010 impact would be substantially mitigated by the effect of prior-year asset values being recognized as operating lease revenue in the current year. The associated aggregate guaranteed future values at the scheduled end of lease were $43 million and $30 million for the financing transactions originated during 2010 and 2009, respectively. The cost of guarantees was $5 million for the year ended December 31, 2010 and $4 million for the year ended December 31, 2009.

Unguaranteed Residual Value

($ in millions)

	Total		Estimated Run Out of 2010 Balance			
	2009	**2010**	2011	2012	2013	2014 and Beyond
Sales-type and direct financing leases	$ 849	**$ 871**	$260	$277	$205	$128
Operating leases	351	**328**	154	83	82	9
Total unguaranteed residual value	$ 1,200	**$ 1,199**	$414	$360	$287	$137
Related original amount financed	$20,526	**$20,412**				
Percentage	5.8%	**5.9%**				

Debt

At December 31:	2010	2009
Debt-to-equity ratio	**7.0x**	7.1x

The company funds Global Financing through borrowings using a debt-to-equity ratio target of approximately 7 to 1. The debt used to fund Global Financing assets is composed of intercompany loans and external debt. The terms of the intercompany loans are set by the company to substantially match the term and currency underlying the financing receivable and are based on arm's-length pricing. Both assets and debt are presented in the "Global Financing Balance Sheet" on page 56.

Global Financing provides financing predominantly for the company's external client assets, as well as for assets under contract by other IBM units. As previously stated, the company measures Global Financing as a standalone entity, and accordingly, interest expense relating to debt supporting Global Financing's external client and internal business is included in the "Global Financing Results of Operations" on page 55 and in note V, "Segment Information," on pages 126 to 130.

In the company's Consolidated Statement of Earnings on page 62, however, the external debt-related interest expense supporting Global Financing's internal financing to the company is reclassified from cost of financing to interest expense.

The following table provides additional information on total company debt. In this table, intercompany activity includes internal loans and leases at arm's-length pricing in support of Global Services' long-term contracts and other internal activity. The company believes these assets should be appropriately leveraged in line with the overall Global Financing business model.

($ in millions)

		December 31, 2010		December 31, 2009
Global Financing Segment:		**$22,823**		$22,383
Debt to support external clients	**$19,583**		$19,091	
Debt to support internal clients	**3,240**		3,292	
Non-Global Financing Segments:		**5,801**		3,717
Debt supporting operations	**9,041**		7,008	
Intercompany activity	**(3,240)**		(3,292)	
Total company debt		**$28,624**		$26,099

Liquidity and Capital Resources
Global Financing is a segment of the company and therefore, is supported by the company's overall liquidity position and access to capital markets. Cash generated by Global Financing was primarily deployed to pay intercompany payables and dividends to the company in order to maintain an appropriate debt-to-equity ratio.

Return on Equity

($ in millions)

At December 31:	2010	2009
Numerator:		
Global Financing after-tax income[(a)]*	**$1,295**	$1,138
Denominator:		
Average Global Financing equity[(b)]**	**$3,145**	$3,312
Global Financing return on equity[(a)/(b)]	**41.2%**	34.4%

* Calculated based upon an estimated tax rate principally based on Global Financing's geographic mix of earnings as IBM's provision for income taxes is determined on a consolidated basis.

** Average of the ending equity for Global Financing for the last five quarters.

Looking Forward

Global Financing's financial position provides flexibility and funding capacity which enables the business to be well positioned in the current environment. Global Financing's assets and new financing volumes are primarily IBM products and services financed to the company's clients and business partners, and substantially all financing assets are IT-related assets which provide a stable base of business for future growth. Global Financing's offerings are competitive and available to clients as a result of the company's borrowing cost and access to the capital markets. Overall, Global Financing's originations will be dependent upon the demand for IT products and services as well as client participation rates.

IBM continues to access both the short-term commercial paper market and the medium- and long-term debt markets. A protracted period where IBM could not access the capital markets would likely lead to a slowdown in originations.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and gross profit. The company's interest rate risk management policy, however, combined with the Global Financing pricing strategy should mitigate gross margin erosion due to changes in interest rates.

The economy could impact the credit quality of the Global Financing receivables portfolio and therefore the level of provision for credit losses. Global Financing will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio.

As discussed on page 57, Global Financing has historically been able to manage residual value risk both through insight into the company's product cycles, as well as through its remarketing business.

Global Financing has policies in place to manage each of the key risks involved in financing. These policies, combined with product and client knowledge, should allow for the prudent management of the business going forward, even during periods of uncertainty with respect to the global economy.

Management Responsibility for Financial Information

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with IBM management. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

IBM maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. An important element of the control environment is an ongoing internal audit program. Our system also contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

To assure the effective administration of internal controls, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards, as set forth in the IBM Business Conduct Guidelines. These guidelines, translated into numerous languages, are distributed to employees throughout the world, and re-emphasized through internal programs to assure that they are understood and followed.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to audit IBM's Consolidated Financial Statements and the effectiveness of the internal control over financial reporting. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors is composed solely of independent, non-management directors, and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year, subject to stockholder ratification. The Audit Committee meets periodically and privately with the independent registered public accounting firm, with the company's internal auditors, as well as with IBM management, to review accounting, auditing, internal control structure and financial reporting matters.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2010.



Samuel J. Palmisano
Chairman of the Board,
President and Chief Executive Officer
February 22, 2011



Mark Loughridge
Senior Vice President and Chief Financial Officer,
Finance and Enterprise Transformation
February 22, 2011

To the Stockholders and Board of Directors of International Business Machines Corporation:

In our opinion, the accompanying Consolidated Financial Statements appearing on pages 62 through 130 present fairly, in all material respects, the financial position of International Business Machines Corporation and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 60. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 22, 2011

Consolidated Statement of Earnings

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts)

For the year ended December 31:	Notes	2010	2009	2008
Revenue:				
Services		**$56,868**	$55,128	$ 58,892
Sales		**40,736**	38,300	42,156
Financing		**2,267**	2,331	2,582
Total revenue		**99,870**	95,758	103,630
Cost:				
Services		**38,383**	37,146	40,937
Sales		**14,374**	13,606	15,776
Financing		**1,100**	1,220	1,256
Total cost		**53,857**	51,973	57,969
Gross profit		**46,014**	43,785	45,661
Expense and other income:				
Selling, general and administrative		**21,837**	20,952	23,386
Research, development and engineering	Q	**6,026**	5,820	6,337
Intellectual property and custom development income		**(1,154)**	(1,177)	(1,153)
Other (income) and expense		**(787)**	(351)	(298)
Interest expense	K&L	**368**	402	673
Total expense and other income		**26,291**	25,647	28,945
Income before income taxes		**19,723**	18,138	16,715
Provision for income taxes	P	**4,890**	4,713	4,381
Net income		**$14,833**	$13,425	$ 12,334
Earnings per share of common stock:				
Assuming dilution	R	**$ 11.52**	$ 10.01	$ 8.89
Basic	R	**$ 11.69**	$ 10.12	$ 9.02
Weighted-average number of common shares outstanding:				
Assuming dilution		**1,287,355,388**	1,341,352,754	1,387,797,198
Basic		**1,268,789,202**	1,327,157,410	1,369,367,069

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

($ in millions except per share amounts)

At December 31:	Notes	2010	2009
Assets			
Current assets:			
Cash and cash equivalents		**$ 10,661**	$ 12,183
Marketable securities	E	**990**	1,791
Notes and accounts receivable—trade (net of allowances of $324 in 2010 and $217 in 2009)		**10,834**	10,736
Short-term financing receivables (net of allowances of $342 in 2010 and $438 in 2009)	G	**16,257**	14,914
Other accounts receivable (net of allowances of $10 in 2010 and $15 in 2009)		**1,134**	1,143
Inventories	F	**2,450**	2,494
Deferred taxes	P	**1,564**	1,730
Prepaid expenses and other current assets		**4,226**	3,946
Total current assets		**48,116**	48,935
Plant, rental machines and other property	H	**40,289**	39,596
Less: Accumulated depreciation	H	**26,193**	25,431
Plant, rental machines and other property—net	H	**14,096**	14,165
Long-term financing receivables (net of allowances of $58 in 2010 and $97 in 2009)	G	**10,548**	10,644
Prepaid pension assets	U	**3,068**	3,001
Deferred taxes	P	**3,220**	4,195
Goodwill	J	**25,136**	20,190
Intangible assets—net	J	**3,488**	2,513
Investments and sundry assets	I	**5,778**	5,379
Total assets		**$113,452**	$109,022
Liabilities and equity			
Current liabilities:			
Taxes	P	**$ 4,216**	$ 3,826
Short-term debt	K&L	**6,778**	4,168
Accounts payable		**7,804**	7,436
Compensation and benefits		**5,028**	4,505
Deferred income		**11,580**	10,845
Other accrued expenses and liabilities		**5,156**	5,223
Total current liabilities		**40,562**	36,002
Long-term debt	K&L	**21,846**	21,932
Retirement and nonpension postretirement benefit obligations	U	**15,978**	15,953
Deferred income		**3,666**	3,562
Other liabilities	M	**8,226**	8,819
Total liabilities		**90,279**	86,267
Contingencies and commitments	O		
Equity:	N		
IBM stockholders' equity:			
Common stock, par value $.20 per share and additional paid-in capital		**45,418**	41,810
Shares authorized: 4,687,500,000			
Shares issued (2010—2,161,800,054; 2009—2,127,016,668)			
Retained earnings		**92,532**	80,900
Treasury stock, at cost (shares: 2010—933,806,510; 2009—821,679,245)		**(96,161)**	(81,243)
Accumulated other comprehensive income/(loss)		**(18,743)**	(18,830)
Total IBM stockholders' equity		**23,046**	22,637
Noncontrolling interests	A	**126**	118
Total equity		**23,172**	22,755
Total liabilities and equity		**$113,452**	$109,022

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

Consolidated Statement of Cash Flows

International Business Machines Corporation and Subsidiary Companies

($ in millions)

For the year ended December 31:	2010	2009	2008
Cash flow from operating activities:			
Net income	**$ 14,833**	$ 13,425	$ 12,334
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**3,657**	3,773	4,140
Amortization of intangibles	**1,174**	1,221	1,310
Stock-based compensation	**629**	558	659
Deferred taxes	**1,294**	1,773	1,900
Net (gain)/loss on asset sales and other	**(801)**	(395)	(338)
Change in operating assets and liabilities, net of acquisitions/divestitures:			
Receivables (including financing receivables)	**(489)**	2,131	274
Retirement related	**(1,963)**	(2,465)	(1,773)
Inventories	**92**	263	(102)
Other assets/other liabilities	**949**	319	1,268
Accounts payable	**174**	170	(860)
Net cash provided by operating activities	**19,549**	20,773	18,812
Cash flow from investing activities:			
Payments for plant, rental machines and other property	**(4,185)**	(3,447)	(4,171)
Proceeds from disposition of plant, rental machines and other property	**770**	330	350
Investment in software	**(569)**	(630)	(716)
Purchases of marketable securities and other investments	**(6,129)**	(5,604)	(4,590)
Proceeds from disposition of marketable securities and other investments	**7,877**	3,599	6,100
Non-operating finance receivables—net	**(405)**	(184)	(16)
Divestiture of businesses, net of cash transferred	**55**	400	71
Acquisition of businesses, net of cash acquired	**(5,922)**	(1,194)	(6,313)
Net cash used in investing activities	**(8,507)**	(6,729)	(9,285)
Cash flow from financing activities:			
Proceeds from new debt	**8,055**	6,683	13,829
Payments to settle debt	**(6,522)**	(13,495)	(10,248)
Short-term (repayments)/borrowings less than 90 days—net	**817**	(651)	(6,025)
Common stock repurchases	**(15,375)**	(7,429)	(10,578)
Common stock transactions—other	**3,774**	3,052	3,774
Cash dividends paid	**(3,177)**	(2,860)	(2,585)
Net cash used in financing activities	**(12,429)**	(14,700)	(11,834)
Effect of exchange rate changes on cash and cash equivalents	**(135)**	98	58
Net change in cash and cash equivalents	**(1,522)**	(558)	(2,250)
Cash and cash equivalents at January 1	**12,183**	12,741	14,991
Cash and cash equivalents at December 31	**$ 10,661**	$ 12,183	$ 12,741
Supplemental data:			
Income taxes paid—net of refunds received	**$ 3,238**	$ 1,567	$ 2,111
Interest paid on debt	**$ 951**	$ 1,240	$ 1,460
Capital lease obligations	**$ 30**	$ 15	$ 41

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

($ in millions)

	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/ (Loss)	Total IBM Stockholders' Equity	Non-controlling Interests	Total Equity
2008							
Equity, January 1, 2008	$35,188	$60,640	$(63,945)	$ (3,414)	$ 28,470	$145	$ 28,615
Net income plus other comprehensive income/(loss):							
Net income		12,334			12,334		12,334
Other comprehensive income/(loss), net of tax:							
Net unrealized gains/(losses) on cash flow hedge derivatives (net of tax expense of $79)				301	301		301
Foreign currency translation adjustments *(net of tax benefit of $153*)*				(3,552)	(3,552)		(3,552)
Retirement-related benefit plans:							
Prior service (credits)/costs (net of tax benefit of $86)				(136)	(136)		(136)
Net (losses)/gains *(net of tax benefit of $8,436)*				(15,245)	(15,245)		(15,245)
Curtailments and settlements (net of tax expense of $9)				16	16		16
Amortization of prior service (credits)/ costs (net of tax benefit of $73)				(132)	(132)		(132)
Amortization of net gains/(losses) (net of tax expense of $358)				640	640		640
Net unrealized gains/(losses) on marketable securities (net of tax benefit of $207)				(324)	(324)		(324)
Total other comprehensive income/(loss)					(18,431)		(18,431)
Subtotal: Net income plus other comprehensive income/(loss)					$ (6,097)		$ (6,097)
Cash dividends declared—common stock		(2,585)			(2,585)		(2,585)
Common stock issued under *employee plans (39,374,439 shares)*	3,919				3,919		3,919
Purchases (1,505,107 shares) and sales (5,882,800 shares) of treasury stock under employee plans—net		(36)	391		355		355
Other treasury shares purchased, not retired (89,890,347 shares)	54		(10,618)		(10,563)		(10,563)
Changes in other equity	(33)				(33)		(33)
Changes in noncontrolling interests						(26)	(26)
Equity, December 31, 2008	**$39,129**	**$70,353**	**$(74,171)**	**$(21,845)**	**$ 13,465**	**$119**	**$ 13,584**

* Foreign currency translation adjustments are presented gross except for associated hedges which are presented net of tax.

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

Consolidated Statement of Changes in Equity

International Business Machines Corporation and Subsidiary Companies

($ in millions)

	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/ (Loss)	Total IBM Stockholders' Equity	Non-controlling Interests	Total Equity
2009							
Equity, January 1, 2009	$39,129	$70,353	$(74,171)	$(21,845)	$13,465	$119	$13,584
Net income plus other comprehensive income/(loss):							
Net income		13,425			13,425		13,425
Other comprehensive income/(loss), net of tax:							
Net unrealized gains/(losses) on cash flow hedge derivatives (net of tax benefit of $256)				(556)	(556)		(556)
Foreign currency translation adjustments (net of tax benefit of $57*)				1,732	1,732		1,732
Retirement-related benefit plans:							
Prior service costs/(credits) (net of tax expense of $146)				229	229		229
Net (losses)/gains (net of tax expense of $439)				994	994		994
Curtailments and settlements (net of tax benefit of $33)				(93)	(93)		(93)
Amortization of prior service (credits)/ costs (net of tax benefit of $55)				(107)	(107)		(107)
Amortization of net gains/(losses) (net of tax expense of $402)				704	704		704
Net unrealized gains/(losses) on marketable securities (net of tax expense of $71)				111	111		111
Total other comprehensive income/(loss)					3,015		3,015
Subtotal: Net income plus other comprehensive income/(loss)					$16,440		$16,440
Cash dividends declared—common stock		(2,860)			(2,860)		(2,860)
Common stock issued under employee plans (30,034,808 shares)	3,011				3,011		3,011
Purchases (1,550,846 shares) and sales (6,408,265 shares) of treasury stock under employee plans—net		(19)	462		443		443
Other treasury shares purchased, not retired (68,650,727 shares)			(7,534)		(7,534)		(7,534)
Changes in other equity	(330)				(330)		(330)
Changes in noncontrolling interests						(1)	(1)
Equity, December 31, 2009	**$41,810**	**$80,900**	**$(81,243)**	**$(18,830)**	**$22,637**	**$118**	**$22,755**

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

($ in millions)

	Common Stock and Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total IBM Stockholders' Equity	Non-controlling Interests	Total Equity
2010							
Equity, January 1, 2010	$41,810	$80,900	$(81,243)	$(18,830)	$ 22,637	$118	$ 22,755
Net income plus other comprehensive income/(loss):							
Net income		14,833			14,833		14,833
Other comprehensive income/(loss), net of tax:							
Net unrealized gains/(losses) *on cash flow hedge derivatives* (net of tax expense of $188)				385	385		385
Foreign currency translation adjustments (net of tax expense of $69*)				643	643		643
Retirement-related benefit plans:							
Prior service costs/(credits) (net of tax expense of $8)				20	20		20
Net (losses)/gains (*net of tax benefit of* $1,016)				(1,712)	(1,712)		(1,712)
Curtailments and settlements (net of tax expense of $3)				7	7		7
Amortization of prior service (credits)/costs (net of tax benefit of $67)				(116)	(116)		(116)
Amortization of net gains/(losses) (net of tax expense of $441)				808	808		808
Net unrealized gains/(losses) *on marketable securities* (net of tax expense of $27)				51	51		51
Total other comprehensive income/(loss)					87		87
Subtotal: Net income plus other comprehensive income/(loss)					$ 14,920		$ 14,920
Cash dividends declared—common stock		(3,177)			(3,177)		(3,177)
Common stock issued under employee plans (34,783,386 shares)	3,579				3,579		3,579
Purchases (2,334,932 shares) and sales (7,929,318 shares) of treasury stock under employee plans—net		(24)	501		477		477
Other treasury shares purchased, not retired (117,721,650 shares)			(15,419)		(15,419)		(15,419)
Changes in other equity	28				28		28
Changes in noncontrolling interests						8	8
Equity, December 31, 2010	**$45,418**	**$92,532**	**$(96,161)**	**$(18,743)**	**$ 23,046**	**$126**	**$ 23,172**

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

The accompanying notes on pages 68 through 130 are an integral part of the financial statements.

Note A.
Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements and footnotes of the International Business Machines Corporation (IBM or the company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Within the financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts. Certain prior year amounts have been reclassified to conform to the current year presentation. This is annotated where applicable.

Noncontrolling interest amounts in income of $9 million, $5 million and $14 million, net of tax, for the years ended December 31, 2010, 2009 and 2008, respectively, are not presented separately in the Consolidated Statement of Earnings due to immateriality, but are reflected within the other (income) and expense line item. Additionally, changes to noncontrolling interests in the Consolidated Statement of Changes in Equity were $8 million, $(1) million and $(26) million for the years ended December 31, 2010, 2009 and 2008, respectively. A separate roll forward is not presented due to immateriality.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of IBM and its controlled subsidiaries, which are generally majority owned. Any noncontrolling interest in the equity of a subsidiary is reported in Equity in the Consolidated Statement of Financial Position. Net income and losses attributable to the noncontrolling interest is reported as described above in the Consolidated Statement of Earnings. The accounts of variable interest entities (VIEs) are included in the Consolidated Financial Statements, if required. Investments in business entities in which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method and the company's proportionate share of income or loss is recorded in other (income) and expense. The accounting policy for other investments in equity securities is described on page 77 within "Marketable Securities." Equity investments in non-publicly traded entities are primarily accounted for using the cost method. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) that are reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See pages 50 to 53 for a discussion of the company's critical accounting estimates.

Revenue

The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client, and either client acceptance has been obtained, client acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The company recognizes revenue on sales to solution providers, resellers and distributors (herein referred to as "resellers") when the reseller has economic substance apart from the company, credit risk, title and risk of loss to the inventory, the fee to the company is not contingent upon resale or payment by the end user, the company has no further obligations related to bringing about resale or delivery and all other revenue recognition criteria have been met.

The company reduces revenue for estimated client returns, stock rotation, price protection, rebates and other similar allowances. (See Schedule II, "Valuation and Qualifying Accounts and Reserves" included in the company's Annual Report on Form 10-K). Revenue is recognized only if these estimates can be reasonably and reliably determined. The company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement. Payments made under cooperative marketing programs are recognized as an expense only if the company receives from the client an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably and reliably estimated. If the company does not receive an identifiable benefit sufficiently separable from the product sale whose fair value can be reasonably estimated, such payments are recorded as a reduction of revenue.

Revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the client and the vendor and gross when the company is a principal to the transaction. Several factors are considered to determine whether the company is an agent or principal, most notably whether the company is the primary obligor to the client, or has inventory risk. Consideration is also given to whether the company adds meaningful value to the vendor's product or service, was involved in the selection of the vendor's product or service, has latitude in establishing the sales price or has credit risk.

The company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for multiple-deliverable arrangements and for each major category of revenue.

Multiple-Deliverable Arrangements

The company enters into revenue arrangements that may consist of multiple deliverables of its products and services based on the needs of its clients. These arrangements may include any combination of services, software, hardware and/or financing. For example, a client may purchase a server that includes operating system software. In addition, the arrangement may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These types of arrangements can also include financing provided by the company. These arrangements consist of multiple deliverables, with the hardware and software delivered in one reporting period and the software support and hardware maintenance services delivered across multiple reporting periods. In another example, a client may outsource the running of its datacenter operations to the company on a long-term, multiple-year basis and periodically purchase servers and/or software products from the company to upgrade or expand its facility. The outsourcing services are provided on a continuous basis across multiple reporting periods and the hardware and software products are delivered in one reporting period. To the extent that a deliverable in a multiple-deliverable arrangement is subject to specific guidance that deliverable is accounted for in accordance with such specific guidance. Examples of such arrangements may include leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance (see "Software" on page 70) on whether and/or how to separate multiple-deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation). For all other deliverables in multiple-deliverable arrangements, the guidance below is applied for separability and allocation. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

- The delivered item(s) has value to the client on a stand-alone basis; and
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is a relative selling price for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative selling price. The following revenue policies are then applied to each unit of accounting, as applicable.

Services

The company's primary services offerings include information technology (IT) datacenter and business process outsourcing, application management services, consulting and systems integration, technology infrastructure and system maintenance, Web hosting and the design and development of complex IT systems to a client's specifications (design and build). These services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over 10 years.

Revenue from IT datacenter and business process outsourcing contracts is recognized in the period the services are provided using either an objective measure of output or on a straight-line basis over the term of the contract. Under the output method, the amount of revenue recognized is based on the services delivered in the period.

Revenue from application management services, technology infrastructure and system maintenance and Web hosting contracts is recognized on a straight-line basis over the terms of the contracts. Revenue from time-and-material contracts is recognized as labor hours are delivered and direct expenses are incurred. Revenue related to extended warranty and product maintenance contracts is recognized on a straight-line basis over the delivery period.

Revenue from fixed-price design and build contracts is recognized under the percentage-of-completion (POC) method. Under the POC method, revenue is recognized based on the labor costs incurred to date as a percentage of the total estimated labor costs to fulfill the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known by management.

The company performs ongoing profitability analyses of its services contracts accounted for under the POC method in order to determine whether the latest estimates of revenue, costs and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately. For non-POC method service contracts, losses are recorded as incurred.

In some services contracts, the company bills the client prior to recognizing revenue from performing the services. Deferred income of $7,195 million and $7,066 million at December 31, 2010 and 2009, respectively, is included in the Consolidated Statement of Financial Position. In other services contracts, the company performs the services prior to billing the client. Unbilled accounts receivable of $2,244 million and $2,020 million at December 31, 2010 and 2009, respectively, is included in notes and accounts receivable-trade in the Consolidated Statement of Financial Position.

Billings usually occur in the month after the company performs the services or in accordance with specific contractual provisions. Unbilled receivables are expected to be billed within four months.

Hardware

The company's hardware offerings include the sale or lease of system servers, storage solutions, retail store systems and the sale of semiconductors. The company provides warranties for its hardware products that range up to three years, with the majority being either one year or three years. The company also offers installation services for its more complex products.

Revenue from hardware sales and sales-type leases is recognized when risk of loss has transferred to the client and there are no unfulfilled company obligations that affect the client's final acceptance of the arrangement. Any cost of standard warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized. Revenue from extended warranty contracts, for which the company is obligated to perform, is recorded as deferred income and subsequently recognized on a straight-line basis over the delivery period. Revenue from rentals and operating leases is recognized on a straight-line basis over the term of the rental or lease.

Software

Revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from term (recurring license charge) license software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from subscription and support, which includes unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. In multiple-deliverable arrangements that include software that is more than incidental to the products or services as a whole (software multiple-deliverable arrangements), software and software-related elements are accounted for in accordance with software revenue-recognition guidance. Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue-recognition guidance and are accounted for based on other applicable revenue-recognition guidance.

A software multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

- The functionality of the delivered element(s) is not dependent on the undelivered element(s);
- There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the deliverable is sold separately by the company on a regular basis and not as part of the multiple-deliverable arrangement; and
- Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

If any one of these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is VSOE of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE of fair value. There may be cases, however, in which there is VSOE of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements.

The company's multiple-deliverable arrangements may have a stand-alone software deliverable that is subject to the existing software revenue recognition guidance. The revenue for these multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy: VSOE, third-party evidence (TPE) or best estimate of selling price (BESP). In the limited circumstances where the company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Financing

Financing income attributable to sales-type leases, direct financing leases and loans is recognized on the accrual basis using the effective interest method. Operating lease income is recognized on a straight-line basis over the term of the lease.

Determination of Best Estimate of Selling Price

In certain limited instances, the company is not able to establish VSOE for all elements in a multiple-deliverable arrangement. When VSOE cannot be established, the company attempts to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately.

When the company is unable to establish selling price using VSOE or TPE, the company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the company would transact a sale if the product or service were sold on a stand-alone basis. Due to the fact that the company sells its products and services on a stand-alone basis, and therefore has established VSOE for its products and services offerings, the company expects to use BESP to determine the relative selling price for a product or service in a multiple-deliverable arrangement on an infrequent basis. An example of when BESP would be used is when the company sells a new product, for which VSOE and TPE does not yet exist, in a multiple-deliverable arrangement prior to selling the new product on a stand-alone basis. During the full year 2010, BESP was used in 20 transactions and the effects of its use were immaterial.

The company determines BESP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific market factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. The determination of BESP is a formal process that includes review and approval by the company's management. In addition, the company regularly reviews VSOE and TPE for its products and services, in addition to BESP.

Services Costs

Recurring operating costs for services contracts, including costs related to bid and proposal activities, are recognized as incurred. For fixed-price design and build contracts, the costs of external hardware and software accounted for under the POC method are deferred and recognized based on the labor costs incurred to date, as a percentage of the total estimated labor costs to fulfill the contract. Certain eligible, nonrecurring costs incurred in the initial phases of outsourcing contracts are deferred and subsequently amortized. These costs consist of transition and setup costs related to the installation of systems and processes and are amortized on a straight-line basis over the expected period of benefit, not to exceed the term of the contract. Additionally, fixed assets associated with outsourcing contracts are capitalized and depreciated on a straight-line basis over the expected useful life of the asset. If an asset is contract specific, then the depreciation period is the shorter of the useful life of the asset or the contract term. Amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements are deferred and amortized on a straight-line basis as a reduction of revenue over the expected period of benefit not to exceed the term of the contract. The company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, a loss is recognized.

Deferred services transition and setup costs were $2,614 million and $2,432 million at December 31, 2010 and 2009, respectively. Amortization expense of deferred services transition and setup costs is estimated at December 31, 2010 to be $800 million in 2011, $627 million in 2012, $512 million in 2013, $323 million in 2014 and $352 million thereafter.

Deferred amounts paid to clients in excess of the fair value of acquired assets used in outsourcing arrangements were $78 million and $72 million at December 31, 2010 and 2009, respectively. Amortization of deferred amounts paid to clients in excess of the fair value of acquired assets is recorded as an offset of revenue and is estimated at December 31, 2010 to be $35 million in 2011, $19 million in 2012, $11 million in 2013, $9 million in 2014 and $3 million thereafter. In situations in which an outsourcing contract is terminated, the terms of the contract may require the client to reimburse the company for the recovery of unbilled accounts receivable, unamortized deferred costs incurred to purchase specific assets utilized in the delivery of services and to pay any additional costs incurred by the company to transition the services.

Software Costs

Costs that are related to the conceptual formulation and design of licensed software programs are expensed as incurred to research, development and engineering expense; costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. Capitalized amounts are amortized on a straight-line basis over periods ranging up to three years. The company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are charged to software cost as incurred.

The company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software programs, which include software coding, installation, testing and certain data conversions. These capitalized costs are amortized on a straight-line basis over two years and are recorded in selling, general and administrative expense. See note J, "Intangible Assets Including Goodwill," on pages 93 to 94.

Product Warranties

The company offers warranties for its hardware products that range up to three years, with the majority being either one or three years. Estimated costs for warranty terms standard to the deliverable are recognized when revenue is recorded for the related deliverable. The company estimates its warranty costs standard to the deliverable based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Estimated future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Costs from fixed-price support or maintenance contracts, including extended warranty contracts, are recognized as incurred.

Revenue from separately priced extended warranty contracts is recorded as deferred income and subsequently recognized on a straight-line basis over the delivery period. Changes in the company's deferred income for extended warranty contracts and warranty liability for standard warranties, which are included in other accrued expenses and liabilities and other liabilities in the Consolidated Statement of Financial Position, are presented in the following tables:

Standard Warranty Liability

($ in millions)

	2010	2009
Balance at January 1	**$ 316**	$ 358
Current period accruals	**407**	374
Accrual adjustments to reflect actual experience	**69**	(11)
Charges incurred	**(418)**	(406)
Balance at December 31	**$ 375**	$ 316

Extended Warranty Liability

($ in millions)

	2010	2009
Aggregate deferred revenue at January 1	**$ 665**	$ 589
Revenue deferred for new extended warranty contracts	**329**	283
Amortization of deferred revenue	**(301)**	(226)
Other*	**(22)**	18
Balance at December 31	**$ 670**	$ 665
Current portion	**$ 315**	$ 310
Noncurrent portion	**355**	355
Balance at December 31	**$ 670**	$ 665

* Other consists primarily of foreign currency translation adjustments.

Shipping and Handling

Costs related to shipping and handling are recognized as incurred and included in cost in the Consolidated Statement of Earnings.

Expense and Other Income

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, office supplies, non-income taxes, insurance and office rental. In addition, general and administrative expense includes other operating items such as an allowance for credit losses, workforce accruals for contractually obligated payments to employees terminated in the ongoing course of business, acquisition costs related to business combinations, amortization of certain intangible assets and environmental remediation costs.

Advertising and Promotional Expense

The company expenses advertising and promotional costs when incurred. Cooperative advertising reimbursements from vendors are recorded net of advertising and promotional expense in the period in which the related advertising and promotional expense is incurred. Advertising and promotional expense, which includes media, agency and promotional expense, was $1,337 million, $1,255 million and $1,259 million in 2010, 2009 and 2008, respectively, and is recorded in SG&A expense in the Consolidated Statement of Earnings.

Research, Development and Engineering

Research, development and engineering (RD&E) costs are expensed as incurred. Software costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset. See "Software Costs" on page 71.

Intellectual Property and Custom Development Income

The company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. Certain IP transactions to third parties are licensing/royalty-based and others are transaction-based sales and other transfers. Licensing/royalty-based fees involve transfers in which the company earns the income over time, or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Sales and other transfers typically include transfers of IP whereby the company has fulfilled its obligations and the fee received is fixed or determinable at the transfer date. The company also enters into cross-licensing arrangements of patents, and income from these arrangements is recorded only to the extent cash is received. Furthermore, the company earns income from certain custom development projects for strategic technology partners and specific clients. The company records the income from these projects when the fee is realized or realizable and earned, is not refundable and is not dependent upon the success of the project.

Other (Income) and Expense

Other (income) and expense includes interest income (other than from Global Financing external business transactions), gains and losses on certain derivative instruments, gains and losses from securities and other investments, gains and losses from certain real estate transactions, foreign currency transaction gains and losses, gains and losses from the sale of businesses and amounts related to accretion of asset retirement obligations.

Business Combinations and Intangible Assets Including Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in cost and amortization of all other intangible assets is recorded in SG&A expense. See note C, "Acquisitions/Divestitures," on pages 81 to 86 and note J, "Intangible Assets Including Goodwill," on pages 93 and 94, for additional information. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Impairment

Long-lived assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested annually, in the fourth quarter, for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

Depreciation and Amortization

Plant, rental machines and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: buildings, 30 to 50 years; building equipment, 10 to 20 years; land improvements, 20 years; plant, laboratory and office equipment, 2 to 20 years; and computer equipment, 1.5 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, rarely exceeding 25 years.

Capitalized software costs incurred or acquired after technological feasibility has been established are amortized over periods ranging up to 3 years. Capitalized costs for internal-use software are amortized on a straight-line basis over periods up to 2 years. (See "Software Costs" on page 71 for additional information). Other intangible assets are amortized over periods between 2 and 7 years.

Environmental

The cost of internal environmental protection programs that are preventative in nature are expensed as incurred. When a cleanup program becomes likely, and it is probable that the company will incur cleanup costs and those costs can be reasonably estimated, the company accrues remediation costs for known environmental liabilities. The company's maximum exposure for all environmental liabilities cannot be estimated and no amounts are recorded for environmental liabilities that are not probable or estimable.

Asset Retirement Obligations

Asset retirement obligations (ARO) are legal obligations associated with the retirement of long-lived assets. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the company records period-to-period changes in the ARO liability resulting from the passage of time in interest expense and revisions to either the timing or the amount of the original expected cash flows to the related assets.

Defined Benefit Pension and Nonpension Postretirement Benefit Plans

The funded status of the company's defined benefit pension plans and nonpension postretirement benefit plans (retirement-related benefit plans) is recognized in the Consolidated Statement of Financial Position. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the nonpension postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (APBO), which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement and nonpension postretirement benefit obligation equal to this excess.

The current portion of the retirement and nonpension postretirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis. This obligation is recorded in compensation and benefits in the Consolidated Statement of Financial Position.

Net periodic pension and nonpension postretirement benefit cost/(income) is recorded in the Consolidated Statement of Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of other comprehensive income/(loss) and amortization of the net transition asset remaining in accumulated other comprehensive income/(loss). Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in other comprehensive income/(loss). The result of these events is amortized as a component of net periodic cost/(income) over the service lives or life expectancy of the participants, depending on the plan, provided such amounts exceed thresholds which are based upon the benefit obligation or the value of plan assets. Net periodic cost/(income) is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees' respective function.

(Gains)/losses and prior service costs/(credits) not recognized as a component of net periodic cost/(income) in the Consolidated Statement of Earnings as they arise are recognized as a component of accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity, net of tax. Those (gains)/losses and prior service costs/(credits) are subsequently recognized as a component of net periodic cost/(income) pursuant to the recognition and amortization provisions of applicable accounting guidance. (Gains)/losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service costs/(credits) represent the cost of benefit improvements attributable to prior service granted in plan amendments.

The measurement of benefit obligations and net periodic cost/(income) is based on estimates and assumptions approved by the company's management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates.

Defined Contribution Plans

The company records expense for defined contribution plans for the company's contribution when the employee renders service to the company, essentially coinciding with the cash contributions to the plans. The expense is recorded in cost, SG&A and RD&E in the Consolidated Statement of Earnings based on the employees' respective function.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The company also grants its employees Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company's stock price, adjusted for the exclusion of dividend equivalents. All stock-based compensation cost is recorded in cost, SG&A, and RD&E in the Consolidated Statement of Earnings based on the employees' respective function.

The company records deferred tax assets for awards that result in deductions on the company's income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statement of Earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards). See note T, "Stock-Based Compensation," on pages 109 to 112 for additional information.

Income Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the tax effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

The company recognizes tax liabilities when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The current portion of tax liabilities is included in taxes and the noncurrent portion of tax liabilities is included in other liabilities in the Consolidated Statement of Financial Position. To the extent that new information becomes available which causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to United States (U.S.) dollars at year-end exchange rates. Translation adjustments are recorded in accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

Inventories, plant, rental machines and other property—net and other non-monetary assets and liabilities of non-U.S. subsidiaries and branches that operate in U.S. dollars are translated at the approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities denominated in a currency other than U.S. dollars are translated at year-end exchange rates with the transaction gain or loss recognized in other (income) and expense. Cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at the weighted-average rates of exchange prevailing during the year. These translation gains and losses are included in net income for the period in which exchange rates change.

Derivative Financial Instruments

All derivatives are recognized in the Consolidated Statement of Financial Position at fair value and are reported in prepaid expenses and other current assets, investments and sundry assets, other accrued expenses and liabilities or other liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. To qualify for hedge accounting, the instruments must be effective in reducing the risk exposure that they are designated to hedge. For instruments that hedge cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

Where the company applies hedge accounting, the company designates each derivative as a hedge of: (1) the fair value of a recognized financial asset or liability or of an unrecognized firm commitment (fair value hedge); (2) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized financial asset or liability (cash flow hedge); or (3) a hedge of a long-term investment (net investment hedge) in a foreign operation. In addition, the company may enter into derivative contracts that economically hedge certain of its risks, even though hedge accounting does not apply or the company elects not to apply hedge accounting. In these cases, there exists a natural hedging relationship in which changes in the fair value of the derivative, which are recognized currently in net income, act as an economic offset to changes in the fair value of the underlying hedged item(s).

Changes in the fair value of a derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure, are recorded in earnings each period. For hedges of interest rate risk, the fair value adjustments are recorded as adjustments to interest expense and cost of financing in the Consolidated Statement of Earnings. For hedges of currency risk associated with recorded financial assets or liabilities, derivative fair value adjustments are recognized in other (income) and expense in the Consolidated Statement of Earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded, net of applicable taxes, in accumulated other comprehensive income/(loss), a component of equity. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivative that is deferred in equity is released to net income and reported in interest expense, cost, SG&A expense or other (income) and expense in the Consolidated Statement of Earnings based on the nature of the underlying cash flow hedged. Effectiveness for net investment hedging derivatives is measured on a spot-to-spot basis. The effective portion of changes in the fair value of net investment hedging derivatives and other non-derivative financial instruments designated as net investment hedges are recorded as foreign currency translation adjustments, net of applicable taxes, in accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense.

If the underlying hedged item ceases to exist, all changes in the fair value of the derivative are included in net income each period until the instrument matures. When the derivative transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value except as required under other relevant accounting standards. Derivatives that are not designated as hedges, as well as changes in the fair value of derivatives that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period (collectively, "ineffectiveness"), are recorded in net income each period and are reported in other (income) and expense.

The company reports cash flows arising from derivative financial instruments designated as fair value or cash flow hedges consistent with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as fair value or cash flow hedges are classified in cash flows from operating activities in the Consolidated Statement of Cash Flows. Cash flows from derivatives designated as net investment hedges and derivatives that do not qualify as hedges are reported in cash flows from investing activities. For currency swaps designated as hedges of foreign currency denominated debt (included in the company's debt risk management program as addressed in note L, "Derivative Financial Instruments," on pages 96 through 101), cash flows directly associated with the settlement of the principal element of these swaps are reported in payments to settle debt in cash flows from financing activities in the Consolidated Statement of Cash Flows.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Refer to note E, "Financial Instruments (Excluding Derivatives)," on pages 88 and 89 for further information. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Fair Value Measurement

Exit prices are used to measure assets and liabilities that fall within the scope of the fair value measurements guidance. Under this guidance, the company is required to classify certain assets and liabilities based on the following fair value hierarchy:

- Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and
- Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The guidance requires the use of observable market data if such data is available without undue cost and effort.

When available, the company uses unadjusted quoted market prices to measure the fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation.

The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments. For derivatives and debt securities, the company uses a discounted cash flow analysis using discount rates commensurate with the duration of the instrument.

In determining the fair value of financial instruments, the company considers certain market valuation adjustments to the "base valuations" calculated using the methodologies described below for several parameters that market participants would consider in determining fair value:

- Counterparty credit risk adjustments are applied to financial instruments, taking into account the actual credit risk of a counterparty as observed in the credit default swap market to determine the true fair value of such an instrument.
- Credit risk adjustments are applied to reflect the company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the company's own credit risk as observed in the credit default swap market.

As an example, the fair value of derivatives is derived by a discounted cash flow model using observable market inputs such as known notional value amounts, yield curves, spot and forward exchange rates as well as discount rates. These inputs relate to liquid, heavily traded currencies with active markets which are available for the full term of the derivative.

Certain financial assets are measured at fair value on a nonrecurring basis. These assets include equity method investments that are recognized at fair value at the end of the period to the extent that they are deemed to be other-than-temporarily impaired. Certain assets that are measured at fair value on a recurring basis can be subject to nonrecurring fair value measurements. These assets include public cost method investments that are deemed to be other-than-temporarily impaired. In the event of an other-than-temporary impairment of a financial instrument, fair value is measured using a model described above.

Accounting guidance permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. This election is irrevocable. The company does not apply the fair value option to any eligible assets or liabilities.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

Marketable Securities

Debt securities included in current assets represent securities that are expected to be realized in cash within one year of the balance sheet date. Long-term debt securities that are not expected to be realized in cash within one year and alliance equity securities are included in investments and sundry assets. Debt and marketable equity securities are considered available for sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, recorded in accumulated other comprehensive income/(loss), a component of equity. The realized gains and losses for available-for-sale securities are included in other (income) and expense in the Consolidated Statement of Earnings. Realized gains and losses are calculated based on the specific identification method.

In determining whether an other-than-temporary decline in market value has occurred, the company considers the duration that, and extent to which, the fair value of the investment is below its cost, the financial condition and near-term prospects of the issuer or underlying collateral of a security; and the company's intent and ability to retain the security in order to allow for an anticipated recovery in fair value. Other-than-temporary declines in fair value from amortized cost for available-for-sale equity and debt securities that the company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis are charged to other (income) and expense in the period in which the loss occurs. For debt securities that the company has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in other (income) and expense, while the remaining loss is recognized in other comprehensive income/(loss). The credit loss component recognized in other (income) and expense is identified as the amount of the principal cash flows not expected to be received over the remaining term of the debt security as projected using the company's cash flow projections.

Inventories

Raw materials, work in process and finished goods are stated at the lower of average cost or market. Cash flows related to the sale of inventories are reflected in net cash from operating activities in the Consolidated Statement of Cash Flows.

Allowance for Credit Losses

Receivables are recorded concurrent with billing and shipment of a product and/or delivery of a service to customers. A reasonable estimate of probable net losses on the value of customer receivables is recognized by establishing an allowance for credit losses.

Notes and Accounts Receivable—Trade

An allowance for uncollectible trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

Financing Receivables

Financing receivables include sales-type leases, direct financing leases and loans. Leases are accounted for in accordance with lease accounting standards. Loan receivables are financial assets recorded at amortized cost which approximates fair value. Financing income is recognized on the accrual basis using the effective interest method. Estimates of fair value are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. The company determines its allowances for credit losses on financing receivables based on two portfolio segments: lease receivables and loan receivables (see note G, "Financing Receivables," on pages 90 to 92). The company further segments the portfolio via two classes: major markets and growth markets.

When calculating the allowances, the company considers its ability to mitigate a potential loss by repossessing leased equipment and by considering the current fair market value of any other collateral. The value of the equipment is the net realizable value. The allowance for credit losses for capital leases, installment sales and customer loans includes an assessment of the entire balance of the capital lease or loan, including amounts not yet due. The methodologies that the company uses to calculate its receivables reserves, which are applied consistently to its different portfolios, are as follows:

Individually Evaluated—The company reviews all financing receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports, published credit ratings, current market-implied credit analysis, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateral dependent, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates an estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

Collectively Evaluated—The company records an unallocated reserve that is calculated by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan), and loss history. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in the company's receivables portfolio.

Other Credit Related Policies

Non-Accrual—Certain receivables for which the company has recorded a specific reserve may also be placed on non-accrual status. Non-accrual assets are those receivables (impaired loans or non-performing leases) with specific reserves and other accounts for which it is likely that the company will be unable to collect all amounts due according to original terms of the lease or loan agreement. Income recognition is discontinued on these receivables. Cash collections are first applied as a reduction to principal outstanding. Any cash received in excess of principal payments outstanding is recognized as interest income. Receivables may be removed from non-accrual status, if appropriate, based upon changes in client circumstances.

Write Off—Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Past Due—The company views receivables as past due when payment has not been received after 90 days, measured from the original billing date.

Impaired Loans—As stated above, the company evaluates all financing receivables considered at-risk, including loans, for impairment on a quarterly basis. The company considers any loan with an individually evaluated reserve as an impaired loan. Depending on the level of impairment, loans will also be placed on non-accrual status as appropriate (see Non-Accrual discussion above). Global Financing's client loans are primarily for software and services and are unsecured. These loans are subjected to credit analysis to evaluate the associated risk and, when deemed necessary, actions are taken to mitigate risks in the loan agreements which include covenants to protect against credit deterioration during the life of the obligation.

Estimated Residual Values of Lease Assets

The recorded residual values of the company's lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The company periodically reassesses the realizable value of its lease residual values. Any anticipated increases in specific future residual values are not recognized before realization through remarketing efforts. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual-value estimate. For sales-type and direct-financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to financing income in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future-period financing income.

Common Stock

Common stock refers to the $.20 par value per share capital stock as designated in the company's Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Basic EPS of common stock is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards and convertible notes. See note R, "Earnings Per Share of Common Stock," on page 108 for additional information.

Note B.
Accounting Changes

New Standards to be Implemented

In December 2010, the Financial Accounting Standards Board (FASB) issued amended guidance to clarify the acquisition date that should be used for reporting pro-forma financial information for business combinations. If comparative financial statements are presented, the pro-forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been completed as of the beginning of the comparable prior annual reporting period. The amendments in this guidance are effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011. There will be no impact in the consolidated financial results as the amendments relate only to additional disclosures.

In December 2010, the FASB issued amendments to the guidance on goodwill impairment testing. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In making that determination, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The amendments are effective for fiscal years and interim periods beginning January 1, 2011 and are not expected to have a material impact in the Consolidated Financial Statements.

Standards Implemented

In July 2010, the FASB issued amendments to the disclosure requirements about the credit quality of financing receivables and the allowance for credit losses. The purpose of the additional disclosures is to enable users of financial statements to better understand the nature of credit risk inherent in an entity's portfolio of financing receivables and how that risk is analyzed. For end-of-period balances, the new disclosures are required to be made in all interim and annual periods ending on or after December 15, 2010. See Note G, "Financing Receivables," on pages 90 to 92 and Note A, "Significant Accounting Policies," on page 78 for the company's disclosures. For activity during a reporting period, the disclosures are required to be included in all interim and annual periods after January 1, 2011. In January 2011, the FASB issued an amendment deferring the disclosures regarding troubled debt restructurings until such time as new guidance on this topic is issued. These changes did not have an impact in the consolidated financial results as this guidance only relates to additional disclosures.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures should be disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. These amendments did not have an impact in the consolidated financial results as this guidance relates only to additional disclosures. See Note D, "Fair Value," on pages 86 and 87 for the company's disclosures. The guidance also requires more detailed disclosures of the changes in Level 3 instruments. These changes became effective January 1, 2011 and are not expected to have an impact in the consolidated financial results as they relate only to additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance requires the use of management's BESP for the deliverables in an arrangement when VSOE, vendor objective evidence (VOE) or TPE of the selling price is not available. In addition, excluding specific software revenue recognition guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. In accordance with the guidance, the company elected to early adopt its provisions as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact in the Consolidated Financial Statements.

Also, in October 2009, the FASB issued guidance which amended the scope of existing software revenue recognition guidance. Tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance. In addition, the amendments require that hardware components of a tangible product containing software components are always excluded from the software revenue recognition guidance. This guidance must be adopted in the same period that the company adopts the amended guidance for arrangements with multiple deliverables described in the preceding paragraph. Therefore, the company elected to early adopt this guidance as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact in the Consolidated Financial Statements.

For transactions entered into prior to January 1, 2010, the company recognized revenue based on established revenue recognition guidance as it related to the elements within the arrangement. For the vast majority of the company's arrangements involving multiple deliverables, the fee from the arrangement was allocated to each respective element based on its relative fair value, using VSOE. In the limited circumstances when the company was not able to determine VSOE for all of the elements of the arrangement, but was able to obtain VSOE for any undelivered elements, revenue was allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equaled the total arrangement consideration less the aggregate fair value of any undelivered elements, and no revenue was recognized until all elements without VSOE had been delivered. If VSOE of any undelivered items did not exist, revenue from the entire arrangement was initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist or (ii) when VSOE was established. The residual method and recognition of revenue on a ratable basis were generally used in circumstances where VSOE, as applicable, was unavailable.

If the new amended accounting standards for multiple-deliverable arrangements and the changes to the scope of existing software revenue recognition guidance were applied to transactions in the year ended December 31, 2009, it would not have resulted in a material change to the company's reported revenue for that fiscal year.

In addition, there would not have been a material impact to revenue, as reported for the year ended December 31, 2010, if the transactions entered into or materially modified on or after January 1, 2010 were subject to the previous accounting guidance. In terms of the timing and pattern of revenue recognition, the new accounting guidance for revenue recognition is not expected to have a material impact on revenue in future periods.

In June 2009, the FASB issued amendments to the accounting rules for variable interest entities (VIEs). The new guidance eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The company adopted these amendments for the interim and annual reporting periods beginning on January 1, 2010. The adoption of these amendments did not have a material impact in the Consolidated Financial Statements.

In September 2009, the FASB issued amended guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. In accordance with the guidance, the company adopted these amendments for the year ended December 31, 2009. There was no material impact in the Consolidated Financial Statements.

In May 2009, the FASB issued guidelines on subsequent event accounting which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These guidelines were effective for interim and annual periods ending after June 15, 2009, and the company adopted them in the quarter ended June 30, 2009. In February 2010, the guidance was amended to remove the requirement to disclose the date through which subsequent events were evaluated. There was no impact in the consolidated financial results.

On January 1, 2009, the company adopted the revised FASB guidance regarding business combinations which was required to be applied to business combinations on a prospective basis. The revised guidance requires that the acquisition method of accounting be applied to a broader set of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). There was no impact upon adoption and the effects of this guidance depend on the nature and significance of business combinations occurring after the effective date. See note C, "Acquisitions/Divestitures", on pages 81 to 86 for further information.

In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The requirements of this amended guidance carry forward without significant revision the guidance on contingencies which existed prior to January 1, 2009. Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with the Accounting Standards Codification (ASC) Topic 450 on contingencies. There was no impact upon adoption.

In April 2008, the FASB issued new requirements regarding the determination of the useful lives of intangible assets. In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, an entity needs to consider its own historical experience adjusted for entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. The new requirements applied to intangible assets acquired after January 1, 2009. The adoption of these new rules did not have a material impact in the Consolidated Financial Statements.

In November 2008, the FASB issued guidance on accounting for defensive intangible assets. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. The company adopted this guidance on January 1, 2009, and there was no impact to the Consolidated Financial Statements upon adoption.

Note C. Acquisitions/Divestitures

Acquisitions

2010

In 2010, the company completed 17 acquisitions at an aggregate cost of $6,538 million.

Netezza Corporation (Netezza)—On November 10, 2010, the company completed the acquisition of 100 percent of Netezza, for cash consideration of $1,847 million. Netezza will expand the company's business analytics initiatives to help clients gain faster insights into their business information, with increased performance at a lower cost of ownership. Netezza was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 82, has been entirely assigned to the Software segment. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired is 6.9 years.

Sterling Commerce—On August 27, 2010, the company completed the acquisition of 100 percent of Sterling Commerce, a wholly owned subsidiary of AT&T, Inc., for cash consideration of $1,415 million. Sterling Commerce will expand the company's ability to help clients accelerate their interactions with customers, partners and suppliers through dynamic business networks using either on-premise or cloud delivery models. Sterling Commerce was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 82, has been entirely assigned to the Software segment. It is expected that none of the goodwill will be deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired, excluding goodwill, is 6.9 years.

Other Acquisitions—The Software segment also completed acquisitions of 10 privately held companies and one publicly held company: in the first quarter, Lombardi Software, Inc. (Lombardi), Intelliden Inc. and Initiate Systems, Inc.; in the second quarter, Cast Iron Systems; in the third quarter, BigFix, Inc., Coremetrics and Datacap; and in the fourth quarter, Unica Corporation (Unica), a publicly held company, PSS Systems, OpenPages, Inc. (OpenPages) and Clarity Systems. Global Technology Services (GTS) completed an acquisition in the first quarter: the core operating assets of Wilshire Credit Corporation (Wilshire). Global Business Services (GBS) also completed an acquisition in the first quarter: National Interest Security Company, LLC, a privately held company. Systems and Technology (STG) completed acquisitions of two privately held companies: in the third quarter, Storwize; and in the fourth quarter, BLADE Network Technologies (BLADE). All acquisitions were for 100 percent of the acquired companies.

The table below reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2010:

2010 Acquisitions

($ in millions)

	Amortization Life (in Years)	Netezza	Sterling Commerce*	Other Acquisitions
Current assets		**$ 218**	**$ 196**	**$ 377**
Fixed assets/noncurrent assets		**73**	**106**	**209**
Intangible assets:				
Goodwill	**N/A**	**1,410**	**1,032**	**2,312**
Completed technology	**3 to 7**	**202**	**218**	**493**
Client relationships	**2 to 7**	**52**	**244**	**293**
In-process R&D	**5**	**4**	**—**	**17**
Patents/trademarks	**1 to 7**	**16**	**14**	**27**
Total assets acquired		**1,975**	**1,810**	**3,728**
Current liabilities		**(9)**	**(129)**	**(161)**
Noncurrent liabilities		**(120)**	**(266)**	**(291)**
Total liabilities assumed		**(128)**	**(395)**	**(452)**
Total purchase price		**$1,847**	**$1,415**	**$3,277**

N/A—Not applicable

* Reflects the reclassification of $184 million related to deferred tax liabilities from current to noncurrent liabilities from amounts previously reported in the table on page 31 in the company's third quarter 2010 Form 10-Q filed on October 26, 2010.

Each acquisition further complemented and enhanced the company's portfolio of product and services offerings. Lombardi is a leading provider of business process management software and services, and became part of the company's application integration software portfolio. Intelliden is a leading provider of intelligent network automation software and will extend the network management offerings. Initiate is a market leader in data integrity software for information sharing among healthcare and government organizations. Cast Iron Systems, a leading Software as a Service (SaaS) and cloud application integration provider, enhances the WebSphere business integration portfolio. BigFix, Inc. is a leading provider of high-performance enterprise systems and security management solutions that revolutionizes the way IT organizations manage and secure their computing infrastructure. Coremetrics, a leader in Web analytics software, will expand the company's business analytics capabilities by enabling organizations to use cloud computing services to develop faster, more targeted marketing campaigns. Datacap will strengthen the company's ability to help organizations digitize, manage and automate their information assets. Unica, a leading provider of software and services used to automate marketing processes, will expand the company's ability to help organizations analyze and predict customer preferences and develop more targeted marketing campaigns. PSS Systems is a leading provider of legal information governance and information management software. OpenPages is a leading provider of software that helps companies more easily identify and manage risk and compliance activities across the enterprise through a single management system. Clarity Systems delivers financial governance software that enables organizations to automate the process of collecting, preparing, certifying and controlling financial statements for electronic filing. Wilshire's mortgage servicing platform will continue the company's strategic focus on the mortgage services industry and strengthens its commitment to deliver mortgage business process outsourcing solutions. National Interest Security Company will strengthen the ability to deliver advanced analytics and IT solutions to the public sector. Storwize, a provider of in-line data compression appliance solutions, will help the company to make it more affordable for clients to analyze massive amounts of data in order to provide new insights and business outcomes. BLADE provides server and top-of-rack switches as well as software to virtualize and manage cloud computing and other workloads. Purchase price consideration for the "Other Acquisitions" as reflected in the table above, is paid primarily in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

The acquisitions were accounted for as business combinations using the acquisition method, and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. For the "Other Acquisitions," the overall weighted-average life of the identified intangible assets acquired is 6.4 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $2,312 million has been assigned to the Software ($1,653 million), GTS ($32 million), GBS ($252 million) and STG ($375 million) segments. It is expected that approximately 10 percent of the goodwill will be deductible for tax purposes.

2009

In 2009, the company completed six acquisitions at an aggregate cost of $1,471 million.

SPSS, Inc. (SPSS)—On October 2, 2009, the company acquired 100 percent of the outstanding common shares of SPSS for cash consideration of $1,177 million. SPSS is a leading global provider of predictive analytics software and solutions and this acquisition strengthened the company's business analytics and optimization capabilities. SPSS was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table below, was entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted average useful life of the identified intangible assets acquired, excluding goodwill, is 7.0 years.

Other Acquisitions—The Software segment also completed acquisitions of four privately held companies: in the second quarter, Outblaze Limited, a messaging software provider, and Exeros, Inc., a data discovery firm; in the third quarter, security provider Ounce Labs, Inc.; and in the fourth quarter, Guardium, Inc., a database security company. Global Technology Services completed an acquisition in the fourth quarter: RedPill Solutions PTE Limited, a privately held company focused on business analytics.

Purchase price consideration for the "Other Acquisitions," as reflected in the table below, was paid primarily in cash. All acquisitions were reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2009 Acquisitions

($ in millions)

	Amortization Life (in Years)	SPSS	Other Acquisitions
Current assets		$ 397	$ 13
Fixed assets/noncurrent		20	1
Intangible assets:			
Goodwill	N/A	748	255
Completed technology	4 to 7	105	39
Client relationships	5 to 7	30	20
Other identifiable assets	1 to 7	36	1
Total assets acquired		1,336	330
Current liabilities		(157)	(34)
Noncurrent liabilities		(2)	(0)
Total liabilities assumed		(160)	(35)
Total purchase price		$1,177	$295

N/A—Not applicable

The acquisitions were accounted for as business combinations using the acquisition method, and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. For the "Other Acquisitions," the overall weighted-average life of the identified intangible assets acquired was 6.5 years. With the exception of goodwill, these identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $255 million was assigned to the Software ($246 million) and GTS ($10 million) segments. Substantially all of the goodwill is not deductible for tax purposes.

2008

In 2008, the company completed 15 acquisitions at an aggregate cost of $6,796 million.

Cognos, Inc. (Cognos)—On January 31, 2008, the company acquired 100 percent of the outstanding common shares of Cognos for consideration of $5,021 million consisting of $4,998 million of cash and $24 million of equity instruments. Through this acquisition, IBM and Cognos has become a leading provider of technology and services for business intelligence and performance management, delivering the industry's most complete, open standards-based platform with the broadest range of expertise to help companies expand the value of their information, optimize their business processes and maximize performance across their enterprises. The company acquired Cognos to accelerate its Information on Demand strategy, a cross-company initiative that combines the company's strength in information integration, content and data management and business consulting services to unlock the business value of information. Cognos was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 85, was entirely assigned to the Software segment. Approximately 25 to 30 percent of the goodwill was deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired, excluding goodwill, is 6.5 years.

Telelogic, AB (Telelogic)—On April 3, 2008, IBM acquired 100 percent of the outstanding common shares of Telelogic for cash consideration of $885 million. Telelogic was a leading global provider of solutions that enabled organizations to align the development of products, complex systems and software with business objectives and customer needs. This results in improved quality and predictability, while reducing time-to-market and overall costs. Clients are benefiting from the combined technologies and services of both companies, providing them a wider range of software and system development capabilities used to build complex systems. Telelogic was integrated into the Software segment upon acquisition, and goodwill, as reflected in the table on page 85 was entirely assigned to the Software segment. Substantially all of the goodwill is not deductible for tax purposes. The overall weighted-average useful life of the identified intangible assets acquired, excluding goodwill, is 7.0 years.

Other Acquisitions—The company acquired 13 additional companies at an aggregate cost of $889 million that are presented in the table on page 85 as "Other Acquisitions."

The Software segment completed eight other acquisitions, seven of which were privately held companies: in the first quarter; AptSoft Corporation, Solid Information Technology, Net Integration Technologies Inc., and Encentuate, Inc; in the second quarter; Infodyne, Beijing Super Info and FilesX. In the fourth quarter, ILOG S.A. (ILOG), a publicly held company, was acquired for $295 million. ILOG added significant capability across the company's entire software platform and bolsters its existing rules management offerings.

Global Technology Services completed an acquisition in the first quarter: Arsenal Digital Solutions, a privately held company. Arsenal provides global clients with security rich information protection services designed to handle increasing data retention requirements.

Global Business Services also completed an acquisition in the first quarter: u9consult, a privately held company. u9consult complements the company's existing capabilities in value chain consulting.

Systems and Technology completed three acquisitions: in the second quarter; Diligent Technologies Corporation and Platform Solutions, Inc (PSI), both privately held companies. Diligent is an important component of IBM's New Enterprise Data Center model, which helps clients improve IT efficiency and facilitates the rapid deployment of new IT services for future business growth. PSI's technologies and skills, along with its intellectual capital, was integrated into the company's mainframe product engineering cycles and future product plans. In the second quarter of 2008, $24 million of the purchase price of PSI was attributed to the settlement of a preexisting lawsuit between IBM and PSI and recorded in SG&A expense. See note O, "Contingencies and Commitments," on page 104 for additional information regarding this litigation. Also, the company recorded a $24 million in-process research and development (IPR&D) charge related to this acquisition in the same period. The acquisition of Transitive Corporation (Transitive) was completed in the fourth quarter. Transitive's cross-platform technology allows clients to consolidate their Linux-based applications onto the IBM systems that make the most sense for their business needs.

Purchase price consideration for the "Other Acquisitions" was paid primarily in cash. All acquisitions are reported in the Consolidated Statement of Cash Flows net of acquired cash and cash equivalents.

2008 Acquisitions

($ in millions)

	Amortization Life (in Years)	Cognos	Telelogic	Other Acquisitions
Current assets		$ 504	$ 242	$ 185
Fixed assets/noncurrent		126	7	75
Intangible assets:				
Goodwill	N/A	4,207	690	676
Completed technology	3 to 7	534	108	94
Client relationships	3 to 7	512	127	39
In-process R&D	N/A	—	—	24
Other	3 to 7	78	15	19
Total assets acquired		5,960	1,189	1,112
Current liabilities		(798)	(141)	(233)
Noncurrent liabilities		(141)	(163)	(14)
Total liabilities assumed		(939)	(304)	(247)
Settlement of preexisting litigation		—	—	24
Total purchase price		$5,021	$ 885	$ 889

N/A—Not applicable

The table above reflects the purchase price related to these acquisitions and the resulting purchase price allocations as of December 31, 2008.

The acquisitions were accounted for as purchase transactions, and accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill are the value of the synergies between the acquired companies and IBM and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset. For the "Other Acquisitions," the overall weighted-average life of the identified intangible assets acquired is 4.3 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. Goodwill of $676 million was assigned to the Software ($328 million), GTS ($68 million) and STG ($280 million) segments. Substantially, all of the goodwill related to "Other Acquisitions" is not deductible for tax purposes.

Divestitures

2010

On March 31, 2010, the company completed the sale of its activities associated with the sales and support of Dassault Systemes' (Dassault) product lifecycle management (PLM) software, including customer contracts and related assets to Dassault. The company received net proceeds of $459 million and recognized a net gain of $591 million on the transaction in the first quarter of 2010. The gain was net of the fair value of certain contractual terms, certain transaction costs and the assets and liabilities sold. The gain was recorded in other (income) and expense in the Consolidated Statement of Earnings and the net proceeds are reflected in proceeds from disposition of marketable securities and other investments within cash flow from investing activities in the Consolidated Statement of Cash Flows.

2009

On October 1, 2009, the company completed the divestiture of its UniData and UniVerse software products and related tools to Rocket Software, a privately held global software development firm. The company recognized a gain on the transaction in the fourth quarter of 2009 and in the fourth quarter of 2010.

On March 16, 2009, the company completed the sale of certain processes, resources, assets and third-party contracts related to its core logistics operations to Geodis. The company received proceeds of $365 million and recognized a net gain of $298 million on the transaction in the first quarter of 2009. The gain was net of the fair value of certain contractual terms, certain transaction costs and related real estate charges. As part of this transaction, the company outsourced its logistics operations to Geodis which enables the company to leverage industry-leading skills and scale and improve the productivity of the company's supply chain.

Note D. Fair Value

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the company's financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009.

($ in millions)

At December 31, 2010:	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents[1]				
Time deposits and certificates of deposit	$ —	$2,473	$—	$ 2,473
Commercial paper	—	2,673	—	2,673
Money market funds	1,532	—	—	1,532
Foreign government securities	—	1,054	—	1,054
U.S. government securities	—	44	—	44
U.S. government agency securities	—	22	—	22
Other securities	—	3	—	3
Total	1,532	6,269	—	7,801
Debt securities—current[2]				
Commercial paper	—	490	—	490
U.S. government securities	—	500	—	500
Other securities	—	1	—	1
Total	—	990	—	990
Debt securities—noncurrent[3]	1	6	—	7
Non-equity method alliance investments[3]	445	13	—	458
Derivative assets[4]				
Interest rate contracts	—	548	—	548
Foreign exchange contracts	—	539	—	539
Equity contracts	—	12	—	12
Total	—	1,099	—	1,099[6]
Total assets	$1,978	$8,377	$—	$10,355[6]
Liabilities:				
Derivative liabilities[5]				
Foreign exchange contracts	$ —	$1,003	$—	$ 1,003
Equity contracts	—	3	—	3
Total liabilities	$ —	$1,006	$—	$ 1,006[6]

[1] Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

[2] Reported as marketable securities in the Consolidated Statement of Financial Position.

[3] Included within investments and sundry assets in the Consolidated Statement of Financial Position.

[4] The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2010 are $511 million and $588 million, respectively.

[5] The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2010 are $871 million and $135 million, respectively.

[6] If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $475 million each.

($ in millions)

At December 31, 2009:	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents[1]				
Time deposits and certificates of deposit	$ —	$4,324	$—	$ 4,324
Commercial paper	—	2,099	—	2,099
Money market funds	2,780	—	—	2,780
Other securities	—	74	—	74
Total	2,780	6,497	—	9,277
Debt securities—current[2]				
Commercial paper	—	1,491	—	1,491
U.S. government securities	—	300	—	300
Total	—	1,791	—	1,791
Debt securities—noncurrent[3]	3	6	—	9
Non-equity method alliance investments[3]	366	8	—	374
Derivative assets[4]				
Interest rate contracts	—	426	—	426
Foreign exchange contracts	—	407	—	407
Equity contracts	—	5	—	5
Total	—	838	—	838[6]
Total assets	$3,149	$9,140	$—	$12,289
Liabilities:				
Derivative liabilities[5]				
Interest rate contracts	$ —	$ 2	$—	$ 2
Foreign exchange contracts	—	1,553	—	1,553
Total liabilities	$ —	$1,555	$—	$ 1,555[6]

[1] Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

[2] Reported as marketable securities in the Consolidated Statement of Financial Position.

[3] Included within investments and sundry assets in the Consolidated Statement of Financial Position.

[4] The gross balances of derivative assets contained within prepaid expenses and other current assets, and investments and sundry assets in the Consolidated Statement of Financial Position at December 31, 2009 are $273 million and $565 million, respectively.

[5] The gross balances of derivative liabilities contained within other accrued expenses and liabilities, and other liabilities in the Consolidated Statement of Financial Position at December 31, 2009 are $906 million and $649 million, respectively.

[6] If derivative exposures covered by a qualifying master netting agreement had been netted in the Consolidated Statement of Financial Position, the total derivative asset and liability positions would have been reduced by $573 million each.

There were no significant transfers between Levels 1 and 2 for the years ended December 31, 2010 and 2009.

Items Measured at Fair Value on a Nonrecurring Basis

In 2008, the company recorded an other-than-temporary impairment of $81 million for an equity method investment. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model. The valuation inputs included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows and a discount rate based on the risk-adjusted cost of capital. Potential results were assigned probabilities that resulted in a weighted average or most-likely discounted cash flow fair value as of December 31, 2008. During 2009, the balance of this investment was further reduced by an additional impairment of $5 million and other adjustments primarily related to dividends. The balance of this investment was zero at December 31, 2009. In the third quarter of 2010, this investment was sold.

Note E. Financial Instruments (Excluding Derivatives)

Fair Value of Financial Instruments

Cash and cash equivalents, debt and marketable equity securities are recognized and measured at fair value in the Consolidated Financial Statements. Notes and other accounts receivable and other investments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt are financial liabilities with carrying values that approximate fair value. In the absence of quoted prices in active markets, considerable judgment is required in developing estimates of fair value. Estimates are not necessarily indicative of the amounts the company could realize in a current market transaction. The following methods and assumptions are used to estimate fair values:

Loans and Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt is $21,846 million and $21,932 million and the estimated fair value is $24,006 million and $23,748 million at December 31, 2010 and 2009, respectively.

Debt and Marketable Equity Securities

The following tables summarize the company's debt and marketable equity securities all of which are considered available for sale and recorded at fair value in the Consolidated Statement of Financial Position.

($ in millions)

At December 31, 2010:	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents[1]				
Time deposits and certificates of deposit	$2,473	$ —	$(0)	$2,473
Commercial paper	2,673	—	(0)	2,673
Money market funds	1,532	—	—	1,532
Foreign government securities	1,054	—	—	1,054
U.S. government securities	44	0	(0)	44
U.S. government agency securities	22	0	(0)	22
Other securities	3	—	—	3
Total	$7,801	$ 0	$(0)	$7,801
Debt securities—current[2]				
Commercial paper	$ 490	$ —	$(0)	$ 490
U.S. government securities	500	—	(0)	500
Other securities	1	—	(0)	1
Total	$ 990	$ —	$(0)	$ 990
Debt securities—noncurrent[3]				
Other securities	$ 6	$ 1	$(0)	$ 7
Total	$ 6	$ 1	$(0)	$ 7
Non-equity method alliance investments[3]	$ 194	$264	$(0)	$ 458

[1] Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

[2] Reported as marketable securities in the Consolidated Statement of Financial Position.

[3] Included within investments and sundry assets in the Consolidated Statement of Financial Position.

($ in millions)

At December 31, 2009:	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents [1]				
Time deposits and certificates of deposit	$4,324	$ 0	$ —	$4,324
Commercial paper	2,099	—	(0)	2,099
Money market funds	2,780	—	—	2,780
Other securities	74	—	—	74
Total	$9,277	$ 0	$ (0)	$9,277
Debt securities—current [2]				
Commercial paper	$1,491	$ —	$ (0)	$1,491
U.S. government securities	300	0	—	300
Total	$1,791	$ 0	$ (0)	$1,791
Debt securities—noncurrent [3]				
Other securities	$ 9	$ 0	$ (0)	$ 9
Total	$ 9	$ 0	$ (0)	$ 9
Non-equity method alliance investments[3]	$ 183	$201	$(10)	$ 374

[1] Included within cash and cash equivalents in the Consolidated Statement of Financial Position.

[2] Reported as marketable securities in the Consolidated Statement of Financial Position.

[3] Included within investments and sundry assets in the Consolidated Statement of Financial Position.

Based on an evaluation of available evidence as of December 31, 2010, the company believes that unrealized losses on debt and marketable equity securities are temporary and do not represent a requirement for an other-than-temporary impairment provision.

Proceeds from sales of debt securities and marketable equity securities were approximately $16 million and $24 million during 2010 and 2009, respectively. The gross realized gains and losses (before taxes) on these sales totaled $6 million and less than $(1) million, respectively, in 2010. The gross realized gains and losses (before taxes) on these sales totaled $3 million and $(40) million, respectively, in 2009.

The after-tax net unrealized holding gains/(losses) on available-for-sale debt and marketable equity securities that have been included in accumulated other comprehensive income/(loss) and the after tax net gains/(losses) reclassified from accumulated other comprehensive income/(loss) into net income were as follows:

Net Change in Unrealized Gains/(Losses) on Marketable Securities (Net of Tax)

($ in millions)

For the period ended December 31:	2010	2009
Net unrealized gains/(losses) arising during the period	**$51**	$ 72
Less: Net (losses)/gains included in net income for the period*	**(0)**	(39)
Net unrealized gains/(losses) on marketable securities	**$51**	$111

* Includes writedowns of $3.6 million and $16.2 million in 2010 and 2009, respectively.

The contractual maturities of substantially all available-for-sale debt securities are less than one year at December 31, 2010.

Note F.
Inventories

($ in millions)

At December 31:	2010	2009
Finished goods	$ 432	$ 533
Work in process and raw materials	2,018	1,960
Total	**$2,450**	$2,494

Note G.
Financing Receivables

($ in millions)

At December 31:	2010	2009
Current:		
Net investment in sales-type and direct financing leases	$ 3,945	$ 4,105
Commercial financing receivables	6,777	5,604
Client loan receivables	4,718	4,475
Installment payment receivables	816	730
Total	**$16,257**	$14,914
Long-term:		
Net investment in sales-type and direct financing leases	$ 5,384	$ 5,331
Commercial financing receivables	43	58
Client loan receivables	4,734	4,759
Installment payment receivables	388	496
Total	**$10,548**	$10,644

Net investment in sales-type and direct financing leases relates principally to the company's systems products and are for terms ranging generally from two to six years. Net investment in sales-type and direct financing leases includes unguaranteed residual values of $871 million and $849 million at December 31, 2010 and 2009, respectively, and is reflected net of unearned income of $816 million and $905 million and net of the allowance for credit losses of $151 million and $159 million at those dates, respectively. Scheduled maturities of minimum lease payments outstanding at December 31, 2010, expressed as a percentage of the total, are approximately: 2011, 46 percent; 2012, 29 percent; 2013, 17 percent; 2014, 7 percent; and 2015 and beyond, 2 percent.

Commercial financing receivables relate primarily to inventory and accounts receivable financing for dealers and remarketers of IBM and non-IBM products. Payment terms for inventory and accounts receivable financing generally range from 30 to 90 days.

Client loan receivables are loans that are provided by Global Financing primarily to clients to finance the purchase of software and services. Separate contractual relationships on these financing arrangements are for terms ranging generally from two to seven years. Each financing contract is priced independently at competitive market rates. The company has a history of enforcing the terms of these separate financing agreements.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for borrowings were $302 million and $271 million at December 31, 2010 and 2009, respectively. These borrowings are included in note K, "Borrowings," on pages 94 to 96.

The company did not have any financing receivables held for sale as of December 31, 2010 and 2009.

Financing Receivables by Portfolio Segment

The following table presents financing receivables on a gross basis excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding current commercial financing receivables and other miscellaneous financing receivables. The company determines its allowance for credit losses based on two portfolio segments: lease receivables and loan receivables and further segments the portfolio via two classes: major markets and growth markets.

($ in millions)

At December 31, 2010:	Major Markets	Growth Markets	Total
Financing receivables:			
Lease receivables	$ 6,562	$1,983	$ 8,545
Loan receivables	9,087	1,993	11,080
Ending balance	$15,650	$3,975	$19,625
Collectively evaluated for impairment	$15,199	$3,794	$18,993
Individually evaluated for impairment	$ 451	$ 181	$ 632
Allowance for credit losses:			
Lease receivables	$ 109	$ 42	$ 151
Loan receivables	125	76	201
Ending balance	$ 234	$ 119	$ 353
Collectively evaluated for impairment	$ 60	$ 11	$ 71
Individually evaluated for impairment	$ 174	$ 108	$ 282

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which are on non-accrual status.

($ in millions)

At December 31:	2010
Major markets	$ 69
Growth markets	33
Total lease receivables	**$101**
Major markets	$141
Growth markets	123
Total loan receivables	**$264**
Total receivables	**$366**

Impaired Loans

The following table presents impaired client loan receivables.

($ in millions)

At December 31, 2010:	Recorded Investment	Related Allowance
Major markets	$196	$119
Growth markets	132	68
Total	**$328**	**$187**

Credit Quality Indicators

The company's credit quality indicators are based on rating agency data, publicly available information and information provided by the companies, and are reviewed periodically based on the relative level of risk. The resulting indicators are a numerical rating system that maps to Moody's Investors Service credit ratings as shown below. Moody's has not provided to the company a credit rating on its clients.

The following table presents the gross recorded investment for each class of receivables, by credit quality indicator. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade.

Lease Receivables

($ in millions)

At December 31, 2010:	Major Markets	Growth Markets
Credit rating:		
Aaa–Aa3	$ 787	$ 178
A1–A3	1,444	178
Baa1–Baa3	2,494	833
Ba1–Ba2	853	397
Ba3–B1	525	238
B2–B3	262	99
Caa–D	197	59
Total	**$6,562**	**$1,983**

Loan Receivables

($ in millions)

At December 31, 2010:	Major Markets	Growth Markets
Credit rating:		
Aaa–Aa3	$1,090	$ 179
A1–A3	1,999	179
Baa1–Baa3	3,453	837
Ba1–Ba2	1,181	399
Ba3–B1	727	239
B2–B3	363	100
Caa–D	273	60
Total	**$9,087**	**$1,993**

At December 31, 2010, the industries which make up Global Financing's receivables portfolio consist of: Financial (36 percent), Government (16 percent), Manufacturing (14 percent), Retail (9 percent), Services (8 percent), Communications (5 percent) and Other (12 percent).

Past Due Financing Receivables

($ in millions)

At December 31, 2010:	Total Past Due > 90 days*	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Major markets	**$10**	**$ 6,552**	**$ 6,562**	**$ 5**
Growth markets	**13**	**1,970**	**1,983**	**5**
Total lease receivables	**$22**	**$ 8,523**	**$ 8,545**	**$10**
Major markets	**$11**	**$ 9,076**	**$ 9,087**	**$ 4**
Growth markets	**32**	**1,961**	**1,993**	**17**
Total loan receivables	**$43**	**$11,037**	**$11,080**	**$21**
Total	**$65**	**$19,560**	**$19,625**	**$31**

* Does not include accounts that are fully reserved.

Note H. Plant, Rental Machines and Other Property

($ in millions)

At December 31:	2010	2009
Land and land improvements	**$ 777**	$ 737
Buildings and building improvements	**9,414**	9,314
Plant, laboratory and office equipment	**26,676**	25,888
Plant and other property—gross	**36,867**	35,940
Less: accumulated depreciation	**24,435**	23,485
Plant and other property—net	**12,432**	12,455
Rental machines	**3,422**	3,656
Less: accumulated depreciation	**1,758**	1,946
Rental machines—net	**1,665**	1,710
Total—net	**$14,096**	$14,165

Note I. Investments and Sundry Assets

($ in millions)

At December 31:	2010	2009*
Deferred transition and setup costs and other deferred arrangements**	**$1,853**	$1,772
Derivatives—noncurrent+	**588**	565
Alliance investments:		
Equity method	**122**	115
Non-equity method	**531**	477
Prepaid software	**268**	312
Long-term deposits	**350**	310
Other receivables	**560**	617
Employee benefit-related	**409**	427
Prepaid income taxes	**434**	123
Other assets	**663**	660
Total	**$5,778**	$5,379

* Reclassified to conform with 2010 presentation.

** Deferred transition and setup costs and other deferred arrangements are related to Global Services client arrangements. Also see note A, "Significant Accounting Policies," on pages 68 to 79 for additional information.

+ See note L, "Derivative Financial Instruments," on pages 96 through 101 for the fair value of all derivatives reported in the Consolidated Statement of Financial Position.

Note J. Intangible Assets Including Goodwill

Intangible Assets

The following table details the company's intangible asset balances by major asset class.

($ in millions)

At December 31, 2010:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible asset class:			
Capitalized software	**$1,558**	**$ (726)**	**$ 831**
Client relationships	**1,709**	**(647)**	**1,062**
Completed technology	**2,111**	**(688)**	**1,422**
In-process R&D	**21**	**(0)**	**21**
Patents/trademarks	**211**	**(71)**	**140**
Other*	**39**	**(28)**	**11**
Total	**$5,649**	**$(2,161)**	**$3,488**

($ in millions)

At December 31, 2009:	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible asset class:			
Capitalized software	$1,765	$ (846)	$ 919
Client relationships	1,367	(677)	690
Completed technology	1,222	(452)	770
Patents/trademarks	174	(59)	115
Other*	94	(75)	19
Total	$4,622	$(2,109)	$2,513

* Other intangibles are primarily acquired proprietary and nonproprietary business processes, methodologies and systems.

The net carrying amount of intangible assets increased $975 million for the year ended December 31, 2010, primarily due to acquired intangible asset additions, partially offset by amortization. No impairment of intangible assets was recorded in any of the periods presented.

Total amortization was $1,174 million and $1,221 million for the years ended December 31, 2010 and 2009, respectively. The aggregate intangible amortization expense for acquired intangibles (excluding capitalized software) was $517 million and $489 million for the years ended December 31, 2010 and 2009, respectively. In addition, in 2010 the company retired $1,108 million of fully amortized intangible assets, impacting both the gross carrying amount and accumulated amortization for this amount.

The amortization expense for each of the five succeeding years relating to intangible assets currently recorded in the Consolidated Statement of Financial Position is estimated to be the following at December 31, 2010:

($ in millions)

	Capitalized Software	Acquired Intangibles	Total
2011	$507	$617	$1,124
2012	256	550	806
2013	69	508	577
2014	—	366	366
2015	—	257	257

Goodwill

The changes in the goodwill balances by reportable segment, for the years ended December 31, 2010 and 2009, are as follows:

($ in millions)

Segment	Balance January 1, 2010	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments	Balance December 31, 2010
Global Business Services	$ 4,042	$ 252	$ 0	$—	$ 35	**$ 4,329**
Global Technology Services	2,777	32	(1)	—	(104)	**2,704**
Software	12,605	4,095	(52)	—	315	**16,963**
Systems and Technology	766	375	(1)	—	(1)	**1,139**
Total	$20,190	$4,754	$(54)	$—	$245	**$25,136**

($ in millions)

Segment	Balance January 1, 2009	Goodwill Additions	Purchase Price Adjustments	Divestitures	Foreign Currency Translation and Other Adjustments	Balance December 31, 2009
Global Business Services	$ 3,870	$ —	$ —	$ —	$ 172	$ 4,042
Global Technology Services	2,616	10	1	—	150	2,777
Software	10,966	994	(50)	(13)	708	12,605
Systems and Technology	772	—	(7)	—	1	766
Total	$18,226	$1,004	$(56)	$(13)	$1,031	$20,190

Purchase price adjustments recorded in 2010 and 2009 were related to acquisitions completed on or prior to December 31, 2009 or December 31, 2008, respectively, and were still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. There were no goodwill impairment losses recorded in 2010 or 2009, and the company has no accumulated impairment losses.

Note K. Borrowings

Short-Term Debt

($ in millions)

At December 31:	2010	2009
Commercial paper	**$1,144**	$ 235
Short-term loans	**1,617**	1,711
Long-term debt—current maturities	**4,017**	2,222
Total	**$6,778**	$4,168

The weighted-average interest rates for commercial paper at December 31, 2010 and 2009 were 0.2 percent and 0.1 percent, respectively. The weighted-average interest rates for short-term loans were 1.1 percent and 1.8 percent at December 31, 2010 and 2009, respectively.

Long-Term Debt

Pre-Swap Borrowing

($ in millions)

At December 31:	Maturities	2010	2009
U.S. dollar notes and debentures (average interest rate at December 31, 2010):			
2.88%	2011–2012	**$ 6,326***	$ 5,456
3.76%	2013–2014	**5,019***	3,332
5.92%	2015–2019	**6,350**	5,396
5.00%	2020	**9**	—
7.00%	2025	**600**	600
6.22%	2027	**469**	469
6.50%	2028	**313**	313
5.875%	2032	**600**	600
8.00%	2038	**187**	187
5.60%	2039	**1,545**	1,518
7.00%	2045	**27**	27
7.125%	2096	**322**	350
		21,766	18,247
Other currencies (average interest rate at December 31, 2010, in parentheses):			
Euros (5.4%)	2011–2016	**1,897**	3,427
Japanese yen (0.9%)	2013–2014	**1,162**	1,565
Swiss francs (3.4%)	2011–2020	**540**	484
Other (4.5%)	2011–2013	**240**	285
		25,606	24,008
Less: net unamortized discount		**531**	527
Add: fair value adjustment**		**788**	673
		25,863	24,154
Less: current maturities		**4,017**	2,222
Total		**$21,846**	$21,932

* $1.6 billion in debt securities issued by IBM International Group Capital LLC, which is an indirect, 100 percent owned finance subsidiary of the company, is included in 2011-2014. Debt securities issued by IBM International Group Capital LLC are fully and unconditionally guaranteed by the company.

** The portion of the company's fixed-rate debt obligations that is hedged is reflected in the Consolidated Statement of Financial Position as an amount equal to the sum of the debt's carrying value plus a fair value adjustment representing changes in the fair value of the hedged debt obligations attributable to movements in benchmark interest rates.

Post-Swap Borrowing (Long-Term Debt, Including Current Portion)

($ in millions)

	2010		2009	
For the year ended December 31:	Amount	Average Rate	Amount	Average Rate
Fixed-rate debt	**$14,446**	**5.29%**	$11,939	6.13%
Floating-rate debt*	**11,417**	**1.23%**	12,215	1.22%
Total	**$25,863**		$24,154	

* Includes $7,078 million in 2010 and $9,054 million in 2009 of notional interest rate swaps that effectively convert the fixed-rate long-term debt into floating-rate debt. (See note L, "Derivative Financial Instruments," on pages 96 through 101.)

Pre-swap annual contractual maturities of long-term debt outstanding at December 31, 2010, are as follows:

($ in millions)

2011	$ 4,021
2012	4,209
2013	5,451
2014	1,329
2015	168
2016 and beyond	10,427
Total	$25,606

Interest on Debt

($ in millions)

For the year ended December 31:	2010	2009	2008
Cost of financing	**$555**	$ 706	$ 788
Interest expense	**365**	404	687
Net investment derivative activity	**3**	(1)	(13)
Interest capitalized	**5**	13	15
Total interest paid and accrued	**$928**	$1,122	$1,477

Refer to the related discussion on page 128 in note V, "Segment Information," for total interest expense of the Global Financing segment. See note L, "Derivative Financial Instruments," on pages 96 through 101 for a discussion of the use of currency and interest rate swaps in the company's debt risk management program.

Lines of Credit

The company maintains a five-year, $10 billion Credit Agreement (the "Credit Agreement"), which expires on June 28, 2012. The total expense recorded by the company related to this facility was $6.2 million in 2010, $6.3 million in 2009 and $6.2 million in 2008. The Credit Agreement permits the company and its Subsidiary Borrowers to borrow up to $10 billion on a revolving basis. Borrowings of the Subsidiary Borrowers will be unconditionally backed by the company. The company may also, upon the agreement of either existing lenders, or of the additional banks not currently party to the Credit Agreement, increase the commitments under the Credit Agreement up to an additional $2.0 billion. Subject to certain terms of the Credit Agreement, the company and Subsidiary Borrowers may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the Credit Agreement. Interest rates on borrowings under the Credit Agreement will be based on prevailing market interest rates, as further described in the Credit Agreement. The Credit Agreement contains customary representations and warranties, covenants, events of default, and indemnification provisions. The company believes that circumstances that might give rise to breach of these covenants or an event of default, as specified in the Credit Agreement, are remote. The company's other lines of credit, most of which are uncommitted, totaled approximately $14,679 million and $9,790 million at December 31, 2010 and 2009, respectively. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

($ in millions)

At December 31:	2010	2009
Unused lines:		
From the committed global credit facility	**$ 9,926**	$ 9,910
From other committed and uncommitted lines	**11,462**	7,405
Total unused lines of credit	**$21,388**	$17,314

Note L. Derivative Financial Instruments

The company operates in multiple functional currencies and is a significant lender and borrower in the global markets. In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations, and to a lesser extent equity and commodity price changes and client credit risk. The company limits these risks by following established risk management policies and procedures, including the use of derivatives, and, where cost effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to better align rate movements between the interest rates associated with the company's lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For foreign currency exposures, derivatives are used to better manage the cash flow volatility arising from foreign exchange rate fluctuations.

As a result of the use of derivative instruments, the company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. The company's established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. The right of set-off that exists under certain of these arrangements enables the legal entities of the company subject to the arrangement to net amounts due to and from the counterparty reducing the maximum loss from credit risk in the event of counterparty default.

The company is also a party to collateral security arrangements with most of its major counterparties. These arrangements require the company to hold or post collateral (cash or U.S. Treasury securities) when the derivative fair values exceed contractually established thresholds. Posting thresholds can be fixed or can vary based on credit default swap pricing or credit ratings received from the major credit agencies. The aggregate fair value of all derivative instruments under these collateralized arrangements that were in a liability position at December 31, 2010 and 2009 was $363 million and $779 million, respectively, for which the company has posted collateral of $9 million and $37 million, respectively. Full collateralization of these agreements would be required in the event that the company's credit rating falls below investment grade or if its credit default swap spread exceeds 250 basis points, as applicable, pursuant to the terms of the collateral security arrangements. The aggregate fair value of derivative instruments in net asset positions as of December 31, 2010 and 2009 was $1,099 million and $838 million, respectively. This amount represents the maximum exposure to loss at the reporting date as a result of the counterparties failing to perform as contracted. This exposure was reduced by $475 million and $573 million at December 31, 2010 and 2009, respectively, of liabilities included in master netting arrangements with those counterparties. Additionally, at December 31, 2010, this exposure was reduced by $88 million of collateral received by the company.

The company does not offset derivative assets against liabilities in master netting arrangements nor does it offset receivables or payables recognized upon payment or receipt of cash collateral against the fair values of the related derivative instruments. At December 31, 2010, $9 million was recognized in other receivables for the right to reclaim cash collateral. At December 31, 2009, $37 million was recorded in prepaid expenses and other current assets for the right to reclaim cash collateral. The amount recognized in accounts payable for the obligation to return cash collateral totaled $88 million at December 31, 2010. The company had no obligation to return cash collateral at December 31, 2009. The company restricts the use of cash collateral received to rehypothecation, and therefore reports it in prepaid expenses and other current assets in the Consolidated Statement of Financial Position. At December 31, 2010, $9 million was rehypothecated.

The company may employ derivative instruments to hedge the volatility in stockholders' equity resulting from changes in currency exchange rates of significant foreign subsidiaries of the company with respect to the U.S. dollar. These instruments, designated as net investment hedges, expose the company to liquidity risk as the derivatives have an immediate cash flow impact upon maturity which is not offset by a cash flow from the translation of the underlying hedged equity. The company monitors this cash loss potential on an ongoing basis, and may discontinue some of these hedging relationships by de-designating the derivative instrument in order to manage the liquidity risk. Although not designated as accounting hedges, the company may utilize derivatives to offset the changes in the fair value of the de-designated instruments from the date of de-designation until maturity.

In its hedging programs, the company uses forward contracts, futures contracts, interest-rate swaps and cross-currency swaps, depending upon the underlying exposure. The company is not a party to leveraged derivative instruments.

A brief description of the major hedging programs, categorized by underlying risk, follows.

Interest Rate Risk

Fixed and Variable Rate Borrowings

The company issues debt in the global capital markets, principally to fund its financing lease and loan portfolio. Access to cost-effective financing can result in interest rate mismatches with the underlying assets. To manage these mismatches and to reduce overall interest cost, the company uses interest-rate swaps to convert specific fixed-rate debt issuances into variable-rate debt (i.e., fair value hedges) and to convert specific variable-rate debt issuances into fixed-rate debt (i.e., cash flow hedges). At December 31, 2010 and 2009, the total notional amount of the company's interest rate swaps was $7.1 billion and $9.1 billion, respectively.

Forecasted Debt Issuance

The company is exposed to interest rate volatility on future debt issuances. To manage this risk, the company may use forward starting interest-rate swaps to lock in the rate on the interest payments related to the forecasted debt issuance. These swaps are accounted for as cash flow hedges. The company did not have any derivative instruments relating to this program outstanding at December 31, 2010 and 2009.

At December 31, 2010 and 2009, net losses of approximately $15 million and $18 million (before taxes), respectively, were recorded in accumulated other comprehensive income/(loss) in connection with cash flow hedges of the company's borrowings. Within these amounts $9 million and $10 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying transactions.

Foreign Exchange Risk

Long-Term Investments in Foreign Subsidiaries (Net Investment)

A large portion of the company's foreign currency denominated debt portfolio is designated as a hedge of net investment to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to the U.S. dollar. The company also uses cross-currency swaps and foreign exchange forward contracts for this risk management purpose. At December 31, 2010 and 2009, the total notional amount of derivative instruments designated as net investment hedges was $1.9 billion and $1.0 billion, respectively. The weighted-average remaining maturity of these instruments at December 31, 2010 and 2009 was approximately 0.4 years and 1.6 years, respectively.

In addition, at December 31, 2010 and 2009, the company had liabilities of $221 million and $318 million, respectively, representing the fair value of derivative instruments that were previously designated in qualifying net investment hedging relationships, but were de-designated prior to December 31, 2010 and 2009, respectively; of these amounts $221 million and $94 million are expected to mature over the next 12 months, respectively. The notional amount of these instruments at December 31, 2010 and 2009 was $1.6 billion and $2.3 billion, respectively, including original and offsetting transactions.

Anticipated Royalties and Cost Transactions

The company's operations generate significant nonfunctional currency, third-party vendor payments and intercompany payments for royalties and goods and services among the company's non-U.S. subsidiaries and with the parent company. In anticipation of these foreign currency cash flows and in view of the volatility of the currency markets, the company selectively employs foreign exchange forward contracts to manage its currency risk. These forward contracts are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is 3.9 years. At December 31, 2010 and 2009, the total notional amount of forward contracts designated as cash flow hedges of forecasted royalty and cost transactions was $11.3 billion and $18.7 billion, with a weighted-average remaining maturity of 0.8 years and 1.3 years, respectively.

At December 31, 2010 and 2009, in connection with cash flow hedges of anticipated royalties and cost transactions, the company recorded net losses of $147 million and of $718 million (before taxes), respectively, in accumulated other comprehensive income/(loss). Within these amounts $249 million and $427 million of losses, respectively, are expected to be reclassified to net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Foreign Currency Denominated Borrowings

The company is exposed to exchange rate volatility on foreign currency denominated debt. To manage this risk, the company employs cross-currency swaps to convert fixed-rate foreign currency denominated debt to fixed-rate debt denominated in the functional currency of the borrowing entity. These swaps are accounted for as cash flow hedges. The maximum length of time over which the company is hedging its exposure to the variability in future cash flows is approximately three years. At December 31, 2010 and 2009, the total notional amount of cross-currency swaps designated as cash flow hedges of foreign currency denominated debt was $0.2 billion and $0.3 billion, respectively.

Subsidiary Cash and Foreign Currency Asset/Liability Management

The company uses its Global Treasury Centers to manage the cash of its subsidiaries. These centers principally use currency swaps to convert cash flows in a cost-effective manner. In addition, the company uses foreign exchange forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company's nonfunctional currency assets and liabilities. The terms of these forward and swap contracts are generally less than two years. The changes in the fair values of these contracts and of the underlying hedged exposures are generally offsetting and are recorded in other (income) and expense in the Consolidated Statement of Earnings. At December 31, 2010 and 2009, the total notional amount of derivative instruments in economic hedges of foreign currency exposure was $13.0 billion and $13.1 billion, respectively.

Equity Risk Management

The company is exposed to market price changes in certain broad market indices and in the company's own stock primarily related to certain obligations to employees. These exposures are primarily related to market price movements in certain broad market indices and in the company's own stock. Changes in the overall value of these employee compensation obligations are recorded in SG&A expense in the Consolidated Statement of Earnings. Although not designated as accounting hedges, the company utilizes derivatives, including equity swaps and futures, to economically hedge the exposures related to its employee compensation obligations. The derivatives are linked to the total return on certain broad market indices or the total return on the company's common stock. They are recorded at fair value with gains or losses also reported in SG&A expense in the Consolidated Statement of Earnings. At December 31, 2010 and 2009, the total notional amount of derivative instruments in economic hedges of these compensation obligations was $1.0 billion and $0.8 billion, respectively.

Other Risks

The company may hold warrants to purchase shares of common stock in connection with various investments that are deemed derivatives because they contain net share or net cash settlement provisions. The company records the changes in the fair value of these warrants in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any warrants qualifying as derivatives outstanding at December 31, 2010 and 2009.

The company is exposed to a potential loss if a client fails to pay amounts due under contractual terms. The company utilizes credit default swaps to economically hedge its credit exposures. These derivatives have terms of one year or less. The swaps are recorded at fair value with gains and losses reported in other (income) and expense in the Consolidated Statement of Earnings. The company did not have any derivative instruments relating to this program outstanding at December 31, 2010 and 2009.

The following tables provide a quantitative summary of the derivative and non-derivative instrument related risk management activity as of December 31, 2010 and 2009 as well as for the years ended December 31, 2010 and 2009, respectively:

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities		
At December 31, 2010:	Designated as Hedging Instruments	Not Designated as Hedging Instruments	Total	Designated as Hedging Instruments	Not Designated as Hedging Instruments	Total
Interest rate contracts:						
Prepaid expenses and other current assets	**$ 33**	**$ —**	**$ 33**	**$ —**	**$ —**	**$ —**
Investments and sundry assets	**514**	**—**	**514**	**—**	**—**	**—**
Other liabilities	**—**	**—**	**—**	**—**	**—**	**—**
Foreign exchange contracts:						
Prepaid expenses and other current assets	**224**	**242**	**466**	**—**	**—**	**—**
Investments and sundry assets	**22**	**51**	**73**	**—**	**—**	**—**
Other accrued expenses and liabilities	**—**	**—**	**—**	**498**	**370**	**868**
Other liabilities	**—**	**—**	**—**	**135**	**—**	**135**
Equity contracts:						
Prepaid expenses and other current assets	**—**	**12**	**12**	**—**	**—**	**—**
Other accrued expenses and liabilities	**—**	**—**	**—**	**—**	**3**	**3**
Fair value of derivative assets and liabilities	**$794**	**$305**	**$1,099**	**$ 633**	**$373**	**$1,006**
Total debt designated as hedging instruments:						
Short-term debt	**N/A**	**N/A**	**N/A**	**$ 823**	**—**	**$ 823**
Long-term debt	**N/A**	**N/A**	**N/A**	**1,746**	**—**	**1,746**
Total			**$1,099**			**$3,576**

N/A—not applicable

Fair Values of Derivative Instruments in the Consolidated Statement of Financial Position

($ in millions)

	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities		
At December 31, 2009:	Designated as Hedging Instruments	Not Designated as Hedging Instruments	Total	Designated as Hedging Instruments	Not Designated as Hedging Instruments	Total
Interest rate contracts:						
Prepaid expenses and other current assets	$ 43	$ —	$ 43	$ —	$ —	$ —
Investments and sundry assets	383	—	383	—	—	—
Other liabilities	—	—	—	2	—	2
Foreign exchange contracts:						
Prepaid expenses and other current assets	74	151	225	—	—	—
Investments and sundry assets	156	26	182	—	—	—
Other accrued expenses and liabilities	—	—	—	602	304	906
Other liabilities	—	—	—	423	224	647
Equity contracts:						
Prepaid expenses and other current assets	—	5	5	—	—	—
Other accrued expenses and liabilities	—	—	—	—	0	0
Fair value of derivative assets and liabilities	$656	$182	$838	$1,027	$528	$1,555
Total debt designated as hedging instruments:						
Short-term debt	N/A	N/A	N/A	$1,440	—	$1,440
Long-term debt	N/A	N/A	N/A	2,618	—	2,618
Total			$838			$5,613

N/A—not applicable

The Effect of Derivative Instruments in the Consolidated Statement of Earnings

($ in millions)

	Gain (Loss) Recognized in Earnings				
	Consolidated Statement of Earnings Line Item	Recognized on Derivatives[1]		Attributable to Risk Being Hedged[2]	
For the year ended December 31:		2010	2009	2010	2009
Derivative instruments in fair value hedges:					
Interest rate contracts	Cost of financing	$ 241	$(172)	$ (70)	$344
	Interest expense	160	(97)	(46)	193
Derivative instruments not designated as hedging instruments:[1]					
Foreign exchange contracts	Other (income) and expense	299	(128)	N/A	N/A
Equity contracts	SG&A expense	105	177	N/A	N/A
Total		$ 805	$(219)	$(116)	$537

	Gain (Loss) Recognized in Earnings and Other Comprehensive Income						
	Effective Portion Recognized in AOCI		Consolidated Statement of Earnings Line Item	Effective Portion Reclassified from AOCI to Earnings		(Ineffectiveness) and Amounts Excluded from Effectiveness Testing[3]	
For the year ended December 31:	2010	2009		2010	2009	2010	2009
Derivative instruments in cash flow hedges:							
Interest rate contracts	$ —	$ (0)	Interest expense	$ (8)	$ (13)	$ —	$ —
Foreign exchange contracts	371	(718)	Other (income) and expense	(54)	143	(4)	(3)
			Cost of sales	(92)	(49)	—	—
			SG&A expense	(49)	14	—	—
Instruments in net investment hedges:[4]							
Foreign exchange contracts	178	(162)[5]	Interest expense	0	—	(3)	1
Total	$549	$(880)		$(203)	$ 94	$ (7)	$ (2)

Note: AOCI represents Accumulated other comprehensive income/(loss) in the Consolidated Statement of Changes in Equity.

[1] The amount includes changes in clean fair values of the derivative instruments in fair value hedging relationships and the periodic accrual for coupon payments required under these derivative contracts.

[2] The amount includes basis adjustments to the carrying value of the hedged item recorded during the period and amortization of basis adjustments recorded on de-designated hedging relationships during the period.

[3] The amount of gain (loss) recognized in income represents ineffectiveness on hedge relationships.

[4] Instruments in net investment hedges include derivative and non-derivative instruments.

[5] Amount revised from the company's 2009 Annual Report.

For the 12 months ending December 31, 2010, and 2009, there were no significant gains or losses recognized in earnings representing hedge ineffectiveness or excluded from the assessment of hedge effectiveness (for fair value hedges), or associated with an underlying exposure that did not or was not expected to occur (for cash flow hedges); nor are there any anticipated in the normal course of business.

Refer to Note A, "Significant Accounting Policies," on pages 75 and 76 for additional information on the company's use of derivative financial instruments.

Note M. Other Liabilities

($ in millions)

At December 31:	2010	2009
Income tax reserves	**$3,486**	$3,627
Executive compensation accruals	**1,302**	1,160
Disability benefits	**739**	795
Derivative liabilities	**135**	649
Special actions	**399**	441
Workforce reductions	**406**	409
Deferred taxes	**378**	470
Environmental accruals	**249**	245
Noncurrent warranty accruals	**130**	126
Asset retirement obligations	**161**	116
Other	**841**	781
Total	**$8,226**	$8,819

In response to changing business needs, the company periodically takes workforce reduction actions to improve productivity, cost competitiveness and to rebalance skills. The noncurrent contractually obligated future payments associated with these activities are reflected in the workforce reductions caption in the previous table.

In addition, the company executed certain special actions as follows: (1) the second quarter of 2005 associated with Global Services resources, primarily in Europe, (2) the fourth quarter of 2002 associated with the acquisition of the PricewaterhouseCoopers consulting business, (3) the second quarter of 2002 associated with the Microelectronics Division and the rebalancing of both the company's workforce and leased space resources, (4) the 2002 actions associated with the hard disk drive business for reductions in resources, manufacturing capacity and space, (5) the actions taken in 1999, and (6) the actions that were executed prior to 1994.

The table below provides a roll forward of the current and noncurrent liabilities associated with these special actions. The current liabilities presented in the table are included in other accrued expenses and liabilities in the Consolidated Statement of Financial Position.

($ in millions)

	Liability as of Dec. 31, 2009	Payments	Other Adjustments*	Liability as of Dec. 31, 2010
Current:				
Workforce	$ 71	$(64)	$ 38	**$ 45**
Space	16	(18)	11	**8**
Other	—	—	—	**—**
Total current	$ 87	$(82)	$ 48	**$ 53**
Noncurrent:				
Workforce	$427	$ —	$(32)	**$395**
Space	14	—	(10)	**4**
Total noncurrent	$441	$ —	$(42)	**$399**

* The other adjustments column in the table above principally includes the reclassification of noncurrent to current, foreign currency translation adjustments and interest accretion.

The workforce accruals primarily relate to terminated employees who are no longer working for the company who were granted annual payments to supplement their incomes in certain countries. Depending on the individual country's legal requirements, these required payments will continue until the former employee begins receiving pension benefits or passes away. The space accruals are for ongoing obligations to pay rent for vacant space that could not be sublet or space that was sublet at rates lower than the committed lease arrangement. The length of these obligations varies by lease with the longest extending through 2014.

The company employs extensive internal environmental protection programs that primarily are preventive in nature. The company also participates in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and Superfund sites. The company's maximum exposure for all environmental liabilities cannot be estimated and no amounts have been recorded for non-ARO environmental liabilities that are not probable or estimable. The total amounts accrued for non-ARO environmental liabilities, including amounts classified as current in the Consolidated Statement of Financial Position, that do not reflect actual or anticipated insurance recoveries, were $262 million and $258 million at December 31, 2010 and 2009, respectively. Estimated environmental costs are not expected to materially affect the consolidated financial position or consolidated results of the company's operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation regulations.

As of December 31, 2010, the company was unable to estimate the range of settlement dates and the related probabilities for certain asbestos remediation AROs. These conditional AROs are primarily related to the encapsulated structural fireproofing that is not subject to abatement unless the buildings are demolished and non-encapsulated asbestos that the company would remediate only if it performed major renovations of certain existing buildings. Because these conditional obligations have indeterminate settlement dates, the company could not develop a reasonable estimate of their fair values. The company will continue to assess its ability to estimate fair values at each future reporting date. The related liability will be recognized once sufficient additional information becomes available. The total amounts accrued for ARO liabilities, including amounts classified as current in the Consolidated Statement of Financial Position were $176 million and $126 million at December 31, 2010 and 2009, respectively.

Note N. Equity Activity

The authorized capital stock of IBM consists of 4,687,500,000 shares of common stock with a $.20 per share par value, of which 1,227,993,544 shares were outstanding at December 31, 2010 and 150,000,000 shares of preferred stock with a $.01 per share par value, none of which were outstanding at December 31, 2010.

Stock Repurchases

The Board of Directors authorizes the company to repurchase IBM common stock. The company repurchased 117,721,650 common shares at a cost of $15,419 million, 68,650,727 common shares at a cost of $7,534 million and 89,890,347 common shares at a cost of $10,563 million in 2010, 2009 and 2008, respectively. These amounts reflect transactions executed through December 31 of each year. Actual cash disbursements for repurchased shares may differ due to varying settlement dates for these transactions. At December 31, 2010, $8,694 million of Board common stock repurchase authorization was still available. The company plans to purchase shares on the open market or in private transactions from time to time, depending on market conditions.

Other Stock Transactions

The company issued the following shares of common stock as part of its stock-based compensation plans and employee stock purchase plan: 34,783,386 shares in 2010, 30,034,808 shares in 2009 and 39,374,439 shares in 2008.The company issued 7,929,318 treasury shares in 2010, 6,408,265 treasury shares in 2009 and 5,882,800 treasury shares in 2008, as a result of exercises of stock options by employees of certain recently acquired businesses and by non-U.S. employees. Also, as part of the company's stock-based compensation plans, 2,334,932 common shares at a cost of $297 million, 1,550,846 common shares at a cost of $161 million and 1,505,107 common shares at a cost of $166 million in 2010, 2009 and 2008, respectively, were remitted by employees to the company in order to satisfy minimum statutory tax withholding requirements. These amounts are included in the treasury stock balance in the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity.

Accumulated Other Comprehensive Income/(Loss) (net of tax)

($ in millions)

	Net Unrealized Gains/(Losses) on Cash Flow Hedge Derivatives	Foreign Currency Translation Adjustments*	Net Change Retirement-Related Benefit Plans	Net Unrealized Gains/(Losses) on Marketable Securities	Accumulated Other Comprehensive Income/(Loss)
December 31, 2008	$ 74	$ 103	$(22,025)	$ 2	$(21,845)
Change for period	(556)	1,732	1,727	111	3,015
December 31, 2009	(481)	1,836	(20,297)	113	(18,830)
Change for period	385	643	(992)	51	87
December 31, 2010	**$ (96)**	**$2,478**	**$(21,289)**	**$164**	**$(18,743)**

* Foreign currency translation adjustments are presented gross except for any associated hedges which are presented net of tax.

Note O. Contingencies and Commitments

Contingencies

As a company with a substantial employee population and with clients in more than 170 countries, IBM is involved, either as plaintiff or defendant, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The company is a leader in the information technology industry and, as such, has been and will continue to be subject to claims challenging its IP rights and associated products and offerings, including claims of copyright and patent infringement and violations of trade secrets and other IP rights. In addition, the company enforces its own IP against infringement, through license negotiations, lawsuits or otherwise. Also, as is typical for companies of IBM's scope and scale, the company is party to actions and proceedings in various jurisdictions involving a wide range of labor and employment issues (including matters related to contested employment decisions, country-specific labor and employment laws, and the company's pension, retirement and other benefit plans), as well as actions with respect to contracts, product liability, securities, foreign operations, competition law and environmental matters. These actions may be commenced by a number of different parties, including competitors, partners, clients, current or former employees, government and regulatory agencies, stockholders and representatives of the locations in which the company does business. Some of the actions to which the company is party may involve particularly complex technical issues, and some actions may raise novel questions under the laws of the various jurisdictions in which these matters arise.

The following is a summary of the more significant legal matters involving the company.

The company is a defendant in an action filed on March 6, 2003 in state court in Salt Lake City, Utah by the SCO Group (SCO v. IBM). The company removed the case to Federal Court in Utah. Plaintiff is an alleged successor in interest to some of AT&T's UNIX IP rights, and alleges copyright infringement, unfair competition, interference with contract and breach of contract with regard to the company's distribution of AIX and Dynix and contribution of code to Linux. The company has asserted counterclaims, including breach of contract, violation of the Lanham Act, unfair competition, intentional torts, unfair and deceptive trade practices, breach of the General Public License that governs open source distributions, promissory estoppel and copyright infringement. Motions for summary judgment were heard in March 2007, and the court has not yet issued its decision. On September 14, 2007, plaintiff filed for bankruptcy protection, and all proceedings in this case were stayed. On August 25, 2009, the U.S. Bankruptcy Court for the District of Delaware approved the appointment of a Chapter 11 Trustee of SCO. The court in another suit, the SCO Group, Inc. v. Novell, Inc., held a trial in March 2010. The jury found that Novell is the owner of UNIX and UnixWare copyrights; the judge subsequently ruled that SCO is obligated to recognize Novell's waiver of SCO's claims against IBM and Sequent for breach of UNIX license agreements. In July 2010, SCO filed an appeal in connection with this matter.

On November 29, 2006, the company filed a lawsuit against Platform Solutions, Inc. (PSI) in the United States District Court for the Southern District of New York, alleging that PSI violated certain IP rights of IBM. PSI asserted counterclaims against IBM. On January 11, 2008, the court permitted T3 Technologies, a reseller of PSI computer systems, to intervene as a counterclaim-plaintiff. T3 claimed that IBM violated certain antitrust laws by refusing to license its patents and trade secrets to PSI and by tying the sales of its mainframe computers to its mainframe operating systems. On June 30, 2008, IBM acquired PSI. As a result of this transaction, IBM and PSI dismissed all claims against each other, and PSI withdrew a complaint it had filed with the European Commission in October 2007 with regard to IBM. On September 30, 2009, the court granted IBM's motion for summary judgment and dismissed T3's claims against IBM. This decision has been appealed by T3. In January 2009, T3 filed a complaint with the European Commission alleging that IBM violated European Union competition law based on the facts alleged in the above-referenced U.S. litigation involving T3. Complaints concerning competition matters were also filed with the European Commission in March 2010 by TurboHercules SAS and in late July 2010 by Neon Enterprise Software, LLC (Neon). IBM has been notified that the U.S. Department of Justice (DOJ) is investigating possible antitrust violations by IBM, and the DOJ has requested certain information, including the production of materials from the litigation between T3 and IBM. In July 2010, the European Commission notified the company that it has decided to initiate proceedings to further investigate IBM regarding possible infringements of European Union competition law.

The company is a defendant in an action filed on December 14, 2009 in the United States District Court for the Western District of Texas by Neon, alleging that the company has interfered with Neon's efforts to license its zPrime software. It seeks damages and injunctive relief. In late January 2010, IBM filed its answer to Neon's complaint and asserted counterclaims against Neon. The case is set for trial in June 2011.

The company is a defendant in an action filed on April 2, 2009 in the United States District Court for the Eastern District of Texas by Acqis LLC, which alleges that certain IBM products infringe certain patents relating generally to modular computing devices. Acqis seeks damages and injunctive relief. The trial began in mid-February 2011.

The company is a defendant in an action filed on February 5, 2010 in the United States District Court for the Eastern District of Virginia by TecSec, Inc., which alleges that certain IBM products infringe certain patents relating generally to encryption. TecSec seeks damages and injunctive relief. The case is set for trial in March 2011.

In January 2004, the Seoul District Prosecutors Office in South Korea announced it had brought criminal bid-rigging charges against several companies, including IBM Korea and LG IBM (a joint venture between IBM Korea and LG electronics, which has since been dissolved, effective January, 2005) and had also charged employees of some of those entities with, among other things, bribery of certain officials of government-controlled entities in Korea and bid rigging. IBM Korea and LG IBM cooperated fully with authorities in these matters. A number of individuals, including former IBM Korea and LG IBM employees, were subsequently found guilty and sentenced. IBM Korea and LG IBM were also required to pay fines. Debarment orders were imposed at different times, covering a period of no more than a year from the date of issuance, which barred IBM Korea from doing business directly with certain government-controlled entities in Korea. All debarment orders have since expired and when they were in force did not prohibit IBM Korea from selling products and services to business partners who sold to government-controlled entities in Korea. In addition, the U.S. Department of Justice and the SEC have both contacted the company in connection with this matter. In March 2008, the company received a request from the SEC for additional information.

The company is a defendant in numerous actions filed after January 1, 2008 in the Supreme Court for the State of New York, county of Broome, on behalf of hundreds of plaintiffs. The complaints allege numerous and different causes of action, including for negligence and recklessness, private nuisance and trespass. Plaintiffs in these cases seek medical monitoring and claim damages in unspecified amounts for a variety of personal injuries and property damages allegedly arising out of the presence of groundwater contamination and vapor intrusion of groundwater contaminants into certain structures in which plaintiffs reside or resided, or conducted business, allegedly resulting from the release of chemicals into the environment by the company at its former manufacturing and development facility in Endicott. These complaints also seek punitive damages in an unspecified amount. The first trial in these cases is set for March 2012.

The company is party to, or otherwise involved in, proceedings brought by U.S. federal or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), known as "Superfund," or laws similar to CERCLA. Such statutes require potentially responsible parties to participate in remediation activities regardless of fault or ownership of sites. The company is also conducting environmental investigations, assessments or remediations at or in the vicinity of several current or former operating sites globally pursuant to permits, administrative orders or agreements with country, state or local environmental agencies, and is involved in lawsuits and claims concerning certain current or former operating sites.

The company is also subject to ongoing tax examinations and governmental assessments in various jurisdictions. Along with many other U.S. companies doing business in Brazil, the company is involved in various challenges with Brazilian authorities regarding non-income tax assessments and non-income tax litigation matters. These matters include claims for taxes on the importation of computer software. In November 2008, the company won a significant case in the Superior Chamber of the federal administrative tax court in Brazil, and in late July 2009, the company received written confirmation regarding this decision. The total potential amount related to the remaining matters for all applicable years is approximately $650 million. The company believes it will prevail on these matters and that this amount is not a meaningful indicator of liability.

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Claims and proceedings are reviewed at least quarterly and provisions are taken or adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Any recorded liabilities, including any changes to such liabilities for the year ended December 31, 2010, were not material to the Consolidated Financial Statements. Based on its experience, the company believes that the damage amounts claimed in the matters previously referred to are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the matters previously discussed. While the company will continue to defend itself vigorously, it is possible that the company's business, financial condition, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these matters.

Whether any losses, damages or remedies finally determined in any such claim, suit, investigation or proceeding could reasonably have a material effect on the company's business, financial condition, results of operations or cash flows will depend on a number of variables, including: the timing and amount of such losses or damages; the structure and type of any such remedies; the significance of the impact any such losses, damages or remedies may have in the *Consolidated Financial Statements*; and the unique facts and circumstances of the particular matter which may give rise to additional factors.

Commitments

The company's extended lines of credit to third-party entities include unused amounts of $3,415 million and $3,576 million at December 31, 2010 and 2009, respectively. A portion of these amounts was available to the company's business partners to support their working capital needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $2,825 million and $2,788 million at December 31, 2010 and 2009, respectively.

The company has applied the guidance requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of arrangements in which the company is the guarantor.

The company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the company, under which the company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain IP rights, specified environmental matters, third-party performance of nonfinancial contractual obligations and certain income taxes. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, the procedures of which typically allow the company to challenge the other party's claims. While typically indemnification provisions do not include a contractual maximum on the company's payment, the company's obligations under these agreements may be limited in terms of time and/or nature of claim, and in some instances, the company may have recourse against third parties for certain payments made by the company.

It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company's business, financial condition or results of operations.

In addition, the company guarantees certain loans and financial commitments. The maximum potential future payment under these financial guarantees was $48 million and $85 million at December 31, 2010 and 2009, respectively. The fair value of the guarantees recognized in the Consolidated Statement of Financial Position is not material.

Note P. Taxes

($ in millions)

For the year ended December 31:	2010	2009	2008
Income before income taxes:			
U.S. operations	**$ 9,140**	$ 9,524	$ 8,424
Non-U.S. operations	**10,583**	8,614	8,291
Total income before income taxes	**$19,723**	$18,138	$16,715

The provision for income taxes by geographic operations is as follows:

($ in millions)

For the year ended December 31:	2010	2009	2008
U.S. operations	**$2,000**	$2,427	$2,348
Non-U.S. operations	**2,890**	2,286	2,033
Total provision for income taxes	**$4,890**	$4,713	$4,381

The components of the provision for income taxes by taxing jurisdiction are as follows:

($ in millions)

For the year ended December 31:	2010	2009	2008
U.S. federal:			
Current	**$ 190**	$ 473	$ 338
Deferred	**1,015**	1,341	1,263
	1,205	1,814	1,601
U.S. state and local:			
Current	**279**	120	216
Deferred	**210**	185	205
	489	305	421
Non-U.S.:			
Current	**3,127**	2,347	1,927
Deferred	**69**	247	432
	3,196	2,594	2,359
Total provision for income taxes	**4,890**	4,713	4,381
Provision for social security, real estate, personal property and other taxes	**4,018**	3,986	4,076
Total taxes included in net income	**$8,908**	$8,699	$8,457

A reconciliation of the statutory U.S. federal tax rate to the company's effective tax rate is as follows:

For the year ended December 31:	2010	2009	2008
Statutory rate	**35%**	35%	35%
Foreign tax differential	**(10)**	(9)	(8)
State and local	**2**	1	1
Other	**(2)**	(1)	(2)
Effective rate	**25%**	26%	26%

In the fourth quarter of 2010, the Internal Revenue Service (IRS) concluded its examination of the company's income tax returns for 2006 and 2007 and issued a final Revenue Agent's Report (RAR). The company has agreed with all of the adjustments in the RAR with the exception of proposed adjustments relating to the valuation of certain IP. The company disagrees with the IRS on these specific matters and intends to contest the proposed adjustments through the IRS appeals process and the courts, if necessary. The company has redetermined its unrecognized tax benefits, including all similar items in open tax years, based on the agreed and disputed adjustments contained in the RAR and associated information and analysis.

The 2010 effective tax rate benefited by 6.4 points from the completion of the IRS examination discussed above including associated reserve redeterminations. In addition, the effective tax rate also benefited from the utilization of foreign tax credits as well as the company's geographic mix of pre-tax income and incentives.

These benefits were partially offset by the 2010 tax charges related to certain intercompany payments made by foreign subsidiaries, tax impacts of certain business restructuring transactions and the tax costs associated with the intercompany licensing of certain IP.

The net impact of the above items is primarily reflected as part of the foreign tax differential.

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company's effective tax rate.

The significant components of deferred tax assets and liabilities that are recorded in the Consolidated Statement of Financial Position were as follows:

Deferred Tax Assets

($ in millions)

At December 31:	2010	2009
Retirement benefits	**$ 4,131**	$ 3,921
Share-based and other compensation	**1,570**	1,853
Deferred income	**1,080**	847
Domestic tax loss/credit carryforwards	**948**	859
Foreign tax loss/credit carryforwards	**758**	680
Bad debt, inventory and warranty reserves	**564**	605
Depreciation	**470**	485
Capitalized research and development	**291**	539
Other	**1,486**	1,999
Gross deferred tax assets	**11,298**	11,788
Less: valuation allowance	**795**	812
Net deferred tax assets	**$10,503**	$10,976

Deferred Tax Liabilities

($ in millions)

At December 31:	2010	2009
Leases	$1,950	$2,129
Depreciation	1,223	1,138
Goodwill and intangible assets	909	639
Software development costs	638	409
Retirement benefits	338	389
Other	1,114	874
Gross deferred tax liabilities	**$6,172**	$5,578

For income tax return purposes, the company has foreign and domestic loss carryforwards, the tax effect of which is $909 million, as well as domestic and foreign credit carryforwards of $797 million. Substantially all of these carryforwards are available for at least two years or are available for 10 years or more.

The valuation allowance at December 31, 2010 principally applies to certain foreign, state and local loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense. The year-to-year change in the allowance balance was a decrease of $17 million.

The amount of unrecognized tax benefits at December 31, 2010 increased by $503 million in 2010 to $5,293 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in millions)

	2010	2009	2008
Balance at January 1	$ 4,790	$3,898	$3,094
Additions based on tax positions related to the current year	1,054	554	1,481
Additions for tax positions of prior years	1,768	634	747
Reductions for tax positions of prior years (including impacts due to a lapse in statute)	(1,659)	(277)	(1,209)
Settlements	(660)	(19)	(215)
Balance at December 31	**$ 5,293**	$4,790	$3,898

The additions to unrecognized tax benefits related to the current and prior years are primarily attributable to non-U.S. issues, certain tax incentives and credits, acquisition-related matters and state issues. The settlements and reductions to unrecognized tax benefits for tax positions of prior years are primarily related to non-U.S. audits and to the conclusion of the IRS examination of the company's income tax returns for 2006 and 2007 discussed on page 106, as well as impacts due to lapses in statutes of limitation.

In April 2010, the company appealed the determination of a non-U.S. local taxing authority with respect to certain foreign tax losses. The tax benefit of these losses, approximately $1,475 million, has been included in unrecognized tax benefits within 2010 additions for tax positions of prior years. This amount includes the portion of these losses that had been utilized against a prior year liability. As this amount was disallowed and a tax payment made in the first quarter of 2010 it has also been included as part of the settlements amount for 2010. No final determination has been reached on this matter.

The liability at December 31, 2010 of $5,293 million can be reduced by $444 million of offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, state income taxes and timing adjustments. The net amount of $4,849 million, if recognized, would favorably affect the company's effective tax rate. The net amounts at December 31, 2009 and 2008 were $4,213 million and $3,366 million, respectively.

Interest and penalties related to income tax liabilities are included in income tax expense. During the year ended December 31, 2010, the company recognized a $15 million benefit in interest expense and penalties; in 2009, the company recognized $193 million in interest expense and penalties, and in 2008, the company recognized $96 million in interest expense and penalties. The company has $374 million for the payment of interest and penalties accrued at December 31, 2010 and had $479 million accrued at December 31, 2009.

Within the next 12 months, the company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced. The company expects that certain U.S. federal, foreign and state issues may be concluded in the next 12 months. The company estimates that the unrecognized tax benefits at December 31, 2010 could be reduced by $280 million.

With limited exception, the company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for years through 2004. The years subsequent to 2004 contain matters that could be subject to differing interpretations of applicable tax laws and regulations as it relates to the amount and/or timing of income, deductions and tax credits. Although the outcome of tax audits is always uncertain, the company believes that adequate amounts of tax and interest have been provided for any adjustments that are expected to result for these years.

During the fourth quarter of 2008, the IRS concluded its examination of the company's income tax returns for 2004 and 2005 and issued a final RAR. The company has agreed with all of the adjustments contained in the RAR, with the exception of a proposed adjustment, with a pre-tax amount in excess of $2 billion, relating to valuation matters associated with the intercompany transfer of certain IP in 2005 and computational issues related to certain tax credits. The company disagrees with the IRS position on these specific matters, and in March 2009 filed a protest with the IRS Appeals Office. No final determination has been reached on these matters.

It is expected that the audit of the company's 2008 and 2009 U.S. income tax returns will commence in the first quarter of 2011.

The company has not provided deferred taxes on $31.1 billion of undistributed earnings of non-U.S. subsidiaries at December 31, 2010, as it is the company's policy to indefinitely reinvest these earnings in non-U.S. operations. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Note Q.
Research, Development and Engineering

RD&E expense was $6,026 million in 2010, $5,820 million in 2009 and $6,337 million in 2008.

The company incurred expense of $5,720 million, $5,523 million and $6,015 million in 2010, 2009 and 2008, respectively, for scientific research and the application of scientific advances to the development of new and improved products and their uses, as well as services and their application. Within these amounts, software-related expense was $3,028 million, $2,991 million and $3,359 million in 2010, 2009 and 2008, respectively. In addition, included in the expense was a charge of $24 million in 2008 for acquired IPR&D.

Expense for product-related engineering was $306 million, $297 million and $322 million in 2010, 2009 and 2008, respectively.

Note R.
Earnings Per Share of Common Stock

The following table presents the computation of basic and diluted earnings per share of common stock.

For the year ended December 31:	**2010**	2009	2008
Weighted-average number of shares on which earnings per share calculations are based:			
Basic:	**1,268,789,202**	1,327,157,410	1,369,367,069
Add—incremental shares under stock-based compensation plans	**16,189,053**	12,258,864	16,617,801
Add—incremental shares associated with contingently issuable shares	**2,377,133**	1,936,480	1,812,328
Assuming dilution	**1,287,355,388**	1,341,352,754	1,387,797,198

($ in millions except per share amounts)			
Net income on which basic earnings per share is calculated	**$14,833**	$13,425	$12,334
Less—net income applicable to contingently issuable shares	**0**	—	1
Net income on which diluted earnings per share is calculated	**$14,833**	$13,425	$12,333
Earnings/(loss) per share of common stock:			
Assuming dilution	**$ 11.52**	$ 10.01	$ 8.89
Basic	**$ 11.69**	$ 10.12	$ 9.02

Stock options to purchase 612,272 common shares in 2009 and 42,981,463 common shares in 2008 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the applicable full year, and therefore, the effect would have been antidilutive.

Note S. Rental Expense and Lease Commitments

Rental expense, including amounts charged to inventories and fixed assets, and excluding amounts previously reserved, was $1,727 million in 2010, $1,677 million in 2009 and $1,681 million in 2008. Rental expense in agreements with rent holidays and scheduled rent increases is recorded on a straight-line basis over the lease term. Contingent rentals are included in the determination of rental expense as accruable. The table below depicts gross minimum rental commitments under noncancelable leases, amounts related to vacant space associated with infrastructure reductions and special actions taken through 1994, and in 1999, 2002 and 2005 (previously reserved), sublease income commitments and capital lease commitments. These amounts reflect activities primarily related to office space, as well as manufacturing facilities.

($ in millions)

	2011	2012	2013	2014	2015	Beyond 2015
Operating lease commitments:						
Gross minimum rental commitments (including vacant space below)	$1,521	$1,184	$917	$732	$518	$638
Vacant space	$ 46	$ 24	$ 6	$ 6	$ 5	$ 3
Sublease income commitments	$ 40	$ 21	$ 12	$ 8	$ 5	$ 7
Capital lease commitments	$ 25	$ 21	$ 45	$ 8	$ 8	$ 5

Note T. Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. See note A, "Significant Accounting Policies," on page 74 for additional information.

The following table presents total stock-based compensation cost included in the Consolidated Statement of Earnings.

($ in millions)

For the year ended December 31:	2010	2009	2008
Cost	**$ 94**	$ 94	$ 116
Selling, general and administrative	**488**	417	484
Research, development and engineering	**48**	47	58
Other (income) and expense*	**(1)**	—	—
Pre-tax stock-based compensation cost	**629**	558	659
Income tax benefits	**(240)**	(221)	(224)
Total stock-based compensation cost	**$ 389**	$ 337	$ 435

* Reflects the one-time effects of the sale of the Product Lifecycle Management activities.

Total unrecognized compensation cost related to non-vested awards at December 31, 2010 and 2009 was $1,044 million and $1,082 million, respectively, and is expected to be recognized over a weighted-average period of approximately 2.5 years.

There was no significant capitalized stock-based compensation cost at December 31, 2010, 2009 and 2008.

Incentive Awards

Stock-based incentive awards are provided to employees under the terms of the company's long-term performance plans (the "Plans"). The Plans are administered by the Executive Compensation and Management Resources Committee of the Board of Directors (the "Committee"). Awards available under the Plans principally include stock options, restricted stock units, performance share units or any combination thereof. The non-management members of the IBM Board of Directors also received stock options under a director stock option plan through December 31, 2006. The director stock option plan was terminated effective January 1, 2007.

The amount of shares originally authorized to be issued under the company's existing Plans was 274.1 million at December 31, 2010. In addition, certain incentive awards granted under previous plans, if and when those awards were canceled, could be reissued under the company's existing Plans. As such, 66.2 million additional awards were considered authorized to be issued under the company's existing Plans as of December 31, 2010. There were 130.7 million unused shares available to be granted under the Plans as of December 31, 2010.

Under the company's long-standing practices and policies, all awards are approved prior to or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant. The options approval process specifies the individual receiving the grant, the number of options or the value of the award, the exercise price or formula for determining the exercise price and the date of grant. All awards for senior management are approved by the Committee. All awards for employees other than senior management are approved by senior management pursuant to a series of delegations that were approved by the Committee, and the grants made pursuant to these delegations are reviewed periodically with the Committee. Awards that are given as part of annual total compensation for senior management and other employees are made on specific cycle dates scheduled in advance. With respect to awards given in connection with promotions or new hires, the company's policy requires approval of such awards prior to the grant date, which is typically the date of the promotion or the date of hire.

Stock Options

Stock options are awards which allow the employee to purchase shares of the company's stock at a fixed price. Stock options are granted at an exercise price equal to the company stock price on the date of grant. These awards, which generally vest 25 percent per year, are fully vested four years from the date of grant and have a contractual term of 10 years. The company also had a stock-based program ("the Buy-First Program") under the Plans for its senior executives, designed to drive improved performance and increase the ownership executives have in the company. These executives had the opportunity to receive at-the-money stock options by agreeing to defer a certain percentage of their annual incentive compensation into IBM equity, where it was held for three years or until retirement. In 2005, this program was expanded to cover all executives of the company. Options under this program became fully vested three years from the date of grant and had a contractual term of 10 years. The Buy-First Program was discontinued on December 31, 2006.

The company estimates the fair value of stock options at the date of grant using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company's stock, the risk-free rate and the company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company.

During the years ended December 31, 2010, 2009 and 2008, the company did not grant stock options.

The following table summarizes option activity under the Plans during the years ended December 31, 2010, 2009 and 2008.

	2010		2009		2008	
	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option	Wtd. Avg. Exercise Price	No. of Shares Under Option
Balance at January 1	**$ 98**	**73,210,457**	$102	119,307,170	$100	157,661,257
Options exercised	**134**	**(33,078,316)**	120	(28,100,192)	91	(36,282,000)
Options canceled/expired	**108**	**(934,413)**	127	(17,996,521)	109	(2,072,087)
Balance at December 31	**$ 94**	**39,197,728**	$ 98	73,210,457	$102	119,307,170
Exercisable at December 31	**$ 94**	**39,197,728**	$ 98	72,217,126	$102	114,445,381

The shares under option at December 31, 2010 were in the following exercise price ranges:

	Options Outstanding and Exercisable			
Exercise Price Range	Wtd. Avg. Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value	Wtd. Avg. Remaining Contractual Life (in Years)
$61–$85	**$ 77**	**12,169,508**	**$ 846,212,907**	**2.3**
$86–$105	**98**	**18,978,978**	**932,730,564**	**3.0**
$106 and over	**112**	**8,049,242**	**279,500,723**	**1.3**
	$ 94	**39,197,728**	**$2,058,444,194**	**2.4**

In connection with various acquisition transactions, there was an additional 1.1 million stock-based awards, consisting of stock options and restricted stock units, outstanding at December 31, 2010, as a result of the company's assumption of stock-based awards previously granted by the acquired entities. The weighted-average exercise price of these awards was $58 per share.

Exercises of Employee Stock Options

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $1,072 million, $639 million and $1,073 million, respectively. The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2010, 2009 and 2008 was approximately $3,347 million, $2,744 million and $3,320 million, respectively. In connection with these exercises, the tax benefits realized by the company for the years ended December 31, 2010, 2009 and 2008 were $351 million, $243 million and $356 million, respectively.

The company settles employee stock option exercises primarily with newly issued common shares and, occasionally, with treasury shares. Total treasury shares held at December 31, 2010 and 2009 were approximately 934 million and 822 million shares, respectively.

Stock Awards

In lieu of stock options, the company currently grants its employees stock awards. These awards are made in the form of Restricted Stock Units (RSUs), including Retention Restricted Stock Units (RRSUs), or Performance Share Units (PSUs).

The tables below summarize RSU and PSU activity under the Plans during the years ended December 31, 2010, 2009 and 2008.

RSUs

	2010		2009		2008	
	Wtd. Avg. Grant Price	Number of Units	Wtd. Avg. Grant Price	Number of Units	Wtd. Avg. Grant Price	Number of Units
Balance at January 1	**$102**	**13,405,654**	$100	12,397,515	$ 94	11,887,746
RSUs granted	**122**	**3,459,303**	105	4,432,449	107	4,587,011
RSUs released	**98**	**(5,102,951)**	99	(2,748,613)	88	(3,526,580)
RSUs canceled/forfeited	**105**	**(565,560)**	101	(675,697)	98	(550,662)
Balance at December 31	**$110**	**11,196,446**	$102	13,405,654	$100	12,397,515

PSUs

	2010		2009		2008	
	Wtd. Avg. Grant Price	Number of Units	Wtd. Avg. Grant Price	Number of Units	Wtd. Avg. Grant Price	Number of Units
Balance at January 1	**$107**	**3,476,737**	$102	3,078,694	$ 93	2,783,823
PSUs granted at target	**117**	**1,239,468**	101	1,568,129	119	1,058,381
Additional shares earned above target*	**103**	**463,913**	83	396,794	91	275,190
PSUs released	**103**	**(1,486,484)**	83	(1,440,099)	91	(860,705)
PSUs canceled/forfeited	**108**	**(44,346)**	111	(126,781)	102	(177,995)
Balance at December 31**	**$111**	**3,649,288**	$107	3,476,737	$102	3,078,694

* Represents additional shares issued to employees after vesting of PSUs because final performance metrics exceeded specified targets.

** Represents the number of shares expected to be issued based on achievement of grant date performance targets. The actual number of shares issued depends on the company's performance against specified targets over the vesting period.

RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests, typically over a one- to five-year period. The fair value of the awards is determined and fixed on the grant date based on the company's stock price. RSUs granted to employees prior to January 1, 2008 are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. Any unvested awards that contain these rights are included in computing earnings per share pursuant to the two-class method. For RSUs awarded on or after January 1, 2008, dividend equivalents were not paid. The fair value of such RSUs is determined and fixed on the grant date based on the company's stock price adjusted for the exclusion of dividend equivalents.

The remaining weighted-average contractual term of RSUs at December 31, 2010, 2009 and 2008 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately three years. The fair value of RSUs granted during the years ended December 31, 2010, 2009 and 2008 was $421 million, $467 million and $490 million, respectively. The total fair value of RSUs vested and released during the years ended December 31, 2010, 2009 and 2008 was $503 million, $272 million and $311 million, respectively. As of December 31, 2010, 2009 and 2008, there was $865 million, $892 million and $863 million, respectively, of unrecognized compensation cost related to non-vested RSUs. The company received no cash from employees as a result of employee vesting and release of RSUs for the years ended December 31, 2010, 2009 and 2008. In January 2011, the company announced that it plans to grant equity awards valued at $1 thousand each to about 400,000 non-executive employees in the second quarter of 2011. These awards would be made under the Plans and would vest in December 2015.

PSUs are stock awards where the number of shares ultimately received by the employee depends on the company's performance against specified targets and typically vest over a three-year period. The fair value of each PSU is determined on the grant date, based on the company's stock price, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets. The fair value of PSUs granted during the years ended December 31, 2010, 2009 and 2008 was $145 million, $159 million and $126 million, respectively. Total fair value of PSUs vested and released during the years ended

December 31, 2010, 2009 and 2008 was $153 million, $120 million and $78 million, respectively.

In connection with vesting and release of RSUs and PSUs, the tax benefits realized by the company for the years ended December 31, 2010, 2009 and 2008 were $293 million, $156 million and $165 million, respectively.

IBM Employees Stock Purchase Plan

The company maintains a non-compensatory Employees Stock Purchase Plan (ESPP). The ESPP enables eligible participants to purchase full or fractional shares of IBM common stock at a five-percent discount off the average market price on the day of purchase through payroll deductions of up to 10 percent of eligible compensation. Eligible compensation includes any compensation received by the employee during the year. The ESPP provides for offering periods during which shares may be purchased and continues as long as shares remain available under the ESPP, unless terminated earlier at the discretion of the Board of Directors. Individual ESPP participants are restricted from purchasing more than $25,000 of common stock in one calendar year or 1,000 shares in an offering period.

Employees purchased 2.4 million, 3.2 million and 3.5 million shares under the ESPP during the years ended December 31, 2010, 2009 and 2008, respectively. Cash dividends declared and paid by the company on its common stock also include cash dividends on the company stock purchased through the ESPP. Dividends are paid on full and fractional shares and can be reinvested in the ESPP. The company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted earnings per share.

Approximately 7.2 million, 9.6 million and 12.8 million shares were available for purchase under the ESPP at December 31, 2010, 2009 and 2008, respectively.

Note U.
Retirement-Related Benefits

Description of Plans

IBM sponsors defined benefit pension plans and defined contribution plans that cover substantially all regular employees, a supplemental retention plan that covers certain U.S. executives and nonpension postretirement benefit plans primarily consisting of retiree medical and dental benefits for eligible retirees and dependents.

U.S. Plans

Defined Benefit Pension Plans

IBM Personal Pension Plan

IBM provides U.S. regular, full-time and part-time employees hired prior to January 1, 2005 with noncontributory defined benefit pension benefits via the IBM Personal Pension Plan. Prior to 2008, the IBM Personal Pension Plan consisted of a tax qualified (qualified) plan and a non-tax qualified (nonqualified) plan. Effective January 1, 2008, the nonqualified plan was renamed the Excess Personal Pension Plan (Excess PPP) and the qualified plan is now referred to as the Qualified PPP. The combined plan is now referred to as the PPP. The Qualified PPP is funded by company contributions to an irrevocable trust fund, which is held for the sole benefit of participants and beneficiaries. The Excess PPP, which is unfunded, provides benefits in excess of IRS limitations for qualified plans.

Benefits provided to the PPP participants are calculated using benefit formulas that vary based on the participant. Pension benefits are calculated using one of two methods based upon specified criteria used to determine each participant's eligibility. The first method uses a five-year, final pay formula that determines benefits based on salary, years of service, mortality and other participant-specific factors. The second method is a cash balance formula that calculates benefits using a percentage of employees' annual salary, as well as an interest crediting rate.

Benefit accruals under the IBM Personal Pension Plan ceased December 31, 2007 for all participants.

U.S. Supplemental Executive Retention Plan

The company also sponsors a nonqualified U.S. Supplemental Executive Retention Plan (Retention Plan). The Retention Plan, which is unfunded, provides benefits to eligible U.S. executives based on average earnings, years of service and age at termination of employment. Effective July 1, 1999, the company replaced the then effective Retention Plan with the current Retention Plan. Some participants in the previous Retention Plan will still be eligible for benefits under that prior plan if those benefits are greater than the benefits provided under the current plan.

Benefit accruals under the Retention Plan ceased December 31, 2007 for all participants.

Defined Contribution Plans

IBM 401(k) Plus Plan

U.S. regular, full-time and part-time employees are eligible to participate in the IBM 401(k) Plus Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Effective January 1, 2008, under the IBM 401(k) Plus Plan, eligible employees receive a dollar-for-dollar match of their contributions up to 6 percent of eligible compensation for those hired prior to January 1, 2005, and up to 5 percent of eligible compensation for those hired on or after January 1, 2005. In addition, eligible employees receive automatic contributions from the company equal to 1, 2 or 4 percent of eligible compensation based on their eligibility to participate in the PPP as of December 31, 2007. Employees receive automatic contributions and matching contributions after the completion of one year of service. Further, through June 30, 2009, IBM contributed transition credits to eligible participants' 401(k) Plus Plan accounts. The amount of the transition credits was based on a participant's age and service as of June 30, 1999.

Prior to January 1, 2008, the company match equaled 50 percent of the first 6 percent of eligible compensation that participants contributed to the plan for those hired before January 1, 2005, and 100 percent of the first 6 percent contributed for those hired after December 31, 2004.

The company's matching contributions vest immediately and participants are always fully vested in their own contributions. All contributions, including the company match, are made in cash and invested in accordance with participants' investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments.

IBM Excess 401(k) Plus Plan

Effective January 1, 2008, the company replaced the IBM Executive Deferred Compensation Plan, an unfunded, nonqualified, defined contribution plan, with the IBM Excess 401(k) Plus Plan (Excess 401(k)), an unfunded, nonqualified defined contribution plan. Employees who are eligible to participate in the 401(k) Plus Plan and whose eligible compensation is expected to exceed the IRS compensation limit for qualified plans are eligible to participate in the Excess 401(k). The purpose of the Excess 401(k) is to provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

Amounts deferred into the Excess 401(k) are recordkeeping (notional) accounts and are not held in trust for the participants. Participants in the Excess 401(k) may invest their notional accounts in the primary investment options available to all employees through the 401(k) Plus Plan. Participants in the Excess 401(k) are also eligible to receive company match and automatic contributions on eligible compensation deferred into the Excess 401(k) and on compensation earned in excess of the Internal Revenue Code pay limit once they have completed one year of service. Through June 30, 2009, eligible participants also received transition credits. Amounts deferred into the Excess 401(k), including company contributions, are recorded as liabilities in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan

U.S. Nonpension Postretirement Plan

The company sponsors a defined benefit nonpension postretirement benefit plan that provides medical and dental benefits to eligible U.S. retirees and eligible dependents, as well as life insurance for eligible U.S. retirees. Effective July 1, 1999, the company established a Future Health Account (FHA) for employees who were more than five years from retirement eligibility. Employees who were within five years of retirement eligibility are covered under the company's prior retiree health benefits arrangements. Under either the FHA or the prior retiree health benefit arrangements, there is a maximum cost to the company for retiree health benefits.

Since January 1, 2004, new hires, as of that date or later, are not eligible for company subsidized postretirement benefits.

Non-U.S. Plans

Most subsidiaries and branches outside the United States sponsor defined benefit and/or defined contribution plans that cover substantially all regular employees. The company deposits funds under various fiduciary-type arrangements, purchases annuities under group contracts or provides reserves for these plans. Benefits under the defined benefit plans are typically based either on years of service and the employee's compensation (generally during a fixed number of years immediately before retirement) or on annual credits. The range of assumptions that are used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

In addition, certain of the company's non-U.S. subsidiaries sponsor nonpension postretirement benefit plans that provide medical and dental benefits to eligible non-U.S. retirees and eligible dependents, as well as life insurance for certain eligible non-U.S. retirees. However, most non-U.S. retirees are covered by local government-sponsored and -administered programs.

Plan Financial Information

Summary of Financial Information

The following table presents a summary of the total retirement-related benefits net periodic (income)/cost recorded in the Consolidated Statement of Earnings.

($ in millions)

	U.S. Plans			Non-U.S. Plans			Total		
For the year ended December 31:	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Defined benefit pension plans	**$(949)**	$ (919)	$ (948)	**$ 541**	$ 521	$402	**$ (408)**	$ (398)	$ (546)
Retention Plan	**14**	13	13	**—**	—	—	**14**	13	13
Total defined benefit pension plans (income)/cost	**$(935)**	$(906)	$ (936)	**$ 541**	$ 521	$402	**$ (394)**	$ (384)	$ (534)
IBM 401(k) Plus Plan and Non-U.S. plans	**$ 882**	$ 946	$1,034	**$ 527**	$ 478	$540	**$1,409**	$1,424	$1,574
Excess 401(k)	**20**	26	36	**—**	—	—	**20**	26	36
Total defined contribution plans cost	**$ 902**	$ 972	$1,069	**$ 527**	$ 478	$540	**$1,430**	$1,450	$1,609
Nonpension postretirement benefit plans cost	**$ 281**	$ 292	$ 310	**$ 66**	$ 58	$ 53	**$ 347**	$ 350	$ 363
Total retirement-related benefits net periodic cost	**$ 248**	$ 358	$ 443	**$1,134**	$1,057	$996	**$1,382**	$1,415	$1,439

The following table presents a summary of the total projected benefit obligation (PBO) for defined benefit pension plans, accumulated postretirement benefit obligation (APBO) for nonpension postretirement benefit plans (benefit obligations), fair value of plan assets and the associated funded status recorded in the Consolidated Statement of Financial Position.

($ in millions)

	Benefit Obligations		Fair Value of Plan Assets		Funded Status*	
At December 31:	**2010**	2009	**2010**	2009	**2010**	2009
U.S. plans:						
Overfunded plans:						
Qualified PPP	**$49,663**	$46,910	**$50,259**	$47,269	**$ 596**	$ 359
Underfunded plans:						
Excess PPP	**1,360**	1,195	**—**	—	**(1,360)**	(1,195)
Retention Plan	**271**	249	**—**	—	**(271)**	(249)
Nonpension postretirement benefit plan	**5,123**	5,100	**35**	33	**(5,088)**	(5,067)
Total underfunded U.S. plans	**$ 6,753**	$ 6,545	**$ 35**	$ 33	**$ (6,718)**	$ (6,512)
Non-U.S. plans:						
Overfunded plans:						
Qualified defined benefit pension plans	**$22,625**	$14,032	**$25,096**	$16,673	**$ 2,471**	$ 2,641
Nonpension postretirement benefit plans	**8**	7	**9**	8	**1**	1
Total overfunded non-U.S. plans	**$22,633**	$14,039	**$25,105**	$16,681	**$ 2,472**	$ 2,642
Underfunded plans:						
Qualified defined benefit pension plans	**$14,507**	$21,521	**$10,626**	$17,633	**$ (3,881)**	$ (3,888)
Nonqualified defined benefit pension plans	**5,452**	5,755	**—**	—	**(5,452)**	(5,755)
Nonpension postretirement benefit plans	**864**	760	**111**	96	**(753)**	(664)
Total underfunded non-U.S. plans	**$20,823**	$28,036	**$10,737**	$17,729	**$(10,086)**	$(10,307)
Total overfunded plans	**$72,296**	$60,949	**$75,364**	$63,950	**$ 3,068**	$ 3,001
Total underfunded plans	**$27,576**	$34,581	**$10,772**	$17,762	**$(16,804)**	$(16,819)

* Funded status is recognized in the Consolidated Statement of Financial Position as follows: Asset amounts as prepaid pension assets; (Liability) amounts as compensation and benefits (current liability) and retirement and nonpension postretirement benefit obligations (noncurrent liability).

At December 31, 2010, the company's qualified defined benefit pension plans worldwide were 99 percent funded compared to the benefit obligations, with the U.S. qualified PPP 101 percent funded. Overall, including nonqualifed plans, the company's defined benefit pension plans were 92 percent funded, an improvement of 1 point from the year-end 2009 position.

Defined Benefit Pension and Nonpension Postretirement Benefit Plan Financial Information

The following tables through page 117 represent financial information for the company's retirement-related benefit plans, excluding defined contribution plans. The defined benefit pension plans within the U.S. Plans consists of the Qualified PPP, the Excess PPP and the Retention Plan. Defined benefit pension plans within the Non-U.S. Plans consists of all plans sponsored by the company's subsidiaries. The nonpension postretirement benefit plan in the U.S. Plan represents the U.S. Nonpension Postretirement Benefit Plan. Nonpension postretirement benefit plans within Non-U.S. Plans consist of all plans sponsored by the company's subsidiaries.

The tables below present the components of net periodic (income)/cost of the company's retirement-related benefit plans recognized in Consolidated Statement of Earnings, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans					
	U.S. Plans			Non-U.S. Plans		
For the year ended December 31:	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ —**	$ —	$ —	**$ 508**	$ 585	$ 660
Interest cost	**2,601**	2,682	2,756	**1,841**	1,898	2,042
Expected return on plan assets	**(4,017)**	(4,009)	(3,978)	**(2,461)**	(2,534)	(2,725)
Amortization of transition assets	**—**	—	—	**(0)**	(0)	(0)
Amortization of prior service costs/(credits)	**10**	10	(7)	**(174)**	(126)	(129)
Recognized actuarial losses	**471**	411	291	**712**	624	612
Curtailments and settlements	**1**	—	2	**27**	(126)	(139)
Multi-employer plan/other costs	**—**	—	—	**89**	200	82
Total net periodic (income)/cost	**$ (935)**	$ (906)	$ (936)	**$ 541**	$ 521	$ 402

($ in millions)

	Nonpension Postretirement Benefit Plans					
	U.S. Plan			Non-U.S. Plans		
For the year ended December 31:	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ 33**	$ 41	$ 55	**$ 9**	$10	$ 10
Interest cost	**262**	289	312	**59**	51	53
Expected return on plan assets	**—**	—	(8)	**(9)**	(8)	(10)
Amortization of transition assets	**—**	—	—	**0**	0	0
Amortization of prior service costs/(credits)	**(14)**	(39)	(62)	**(5)**	(6)	(7)
Recognized actuarial losses	**—**	—	9	**12**	11	14
Curtailments and settlements	**—**	—	3	**—**	—	(6)
Total net periodic cost	**$281**	$292	$310	**$66**	$58	$ 53

The following table presents the changes in benefit obligations and plan assets of the company's retirement-related benefit plans, excluding defined contribution plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans			
	U.S. Plans		Non-U.S. Plans*		U.S. Plan		Non-U.S. Plans	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Change in benefit obligation:								
Benefit obligation at January 1	**$48,354**	$48,756	**$41,308**	$39,171	**$ 5,100**	$ 5,224	**$ 767**	$ 608
Service cost	**—**	—	**508**	585	**33**	41	**9**	10
Interest cost	**2,601**	2,682	**1,841**	1,898	**262**	289	**59**	51
Plan participants' contributions	**—**	—	**57**	58	**235**	228	**—**	—
Acquisitions/divestitures, net	**—**	—	**(75)**	(58)	**—**	—	**1**	(2)
Actuarial losses/(gains)	**3,573**	155	**1,656**	506	**123**	(65)	**32**	14
Benefits paid from trust	**(3,145)**	(3,144)	**(1,957)**	(1,855)	**(641)**	(646)	**(7)**	(6)
Direct benefit payments	**(92)**	(94)	**(457)**	(464)	**(5)**	(25)	**(25)**	(23)
Foreign exchange impact	**—**	—	**(225)**	1,920	**—**	—	**37**	111
Medicare subsidy	**—**	—	**—**	—	**16**	52	**—**	—
Plan amendments/curtailments/settlements	**1**	—	**(73)**	(454)	**—**	—	**0**	4
Benefit obligation at December 31	**$51,293**	$48,354	**$42,584**	$41,308	**$ 5,123**	$ 5,100	**$ 872**	$ 767
Change in plan assets:								
Fair value of plan assets at January 1	**$47,269**	$45,918	**$34,305**	$29,164	**$ 33**	$ 113	**$ 104**	$ 79
Actual return on plan assets	**6,135**	4,496	**2,983**	4,030	**0**	(1)	**17**	8
Employer contributions	**—**	—	**801**	1,195	**408**	338	**0**	1
Acquisitions/divestitures, net	**—**	—	**(10)**	(29)	**(0)**	—	**(0)**	—
Plan participants' contributions	**—**	—	**57**	58	**235**	228	**—**	—
Benefits paid from trust	**(3,145)**	(3,144)	**(1,957)**	(1,855)	**(641)**	(646)	**(7)**	(6)
Foreign exchange impact	**—**	—	**(396)**	1,710	**—**	—	**6**	23
Plan amendments/curtailments/settlements	**—**	—	**(61)**	33	**—**	—	**—**	(1)
Fair value of plan assets at December 31	**$50,259**	$47,269	**$35,722**	$34,305	**$ 35**	$ 33	**$ 120**	$ 104
Funded status at December 31	**$ (1,034)**	$ (1,085)	**$ (6,861)**	$ (7,003)	**$(5,088)**	$(5,067)	**$(752)**	$(663)
Accumulated benefit obligation**	**$51,293**	$48,354	**$41,630**	$40,339	**N/A**	N/A	**N/A**	N/A

* Excludes a defined benefit pension plan in Brazil due to restrictions on the use of plan assets imposed by governmental regulations.

** Represents the benefit obligation assuming no future participant compensation increases.

N/A—Not applicable

The following table presents the net funded status recognized in the Consolidated Statement of Financial Position.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans			
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans	
At December 31:	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Prepaid pension assets	**$ 596**	$ 359	**$ 2,471**	$ 2,641	**$ 0**	$ —	**$ 1**	$ 1
Current liabilities—compensation and benefits	**(94)**	(91)	**(289)**	(326)	**(421)**	(425)	**(22)**	(24)
Noncurrent liabilities—retirement and nonpension postretirement benefit obligations	**(1,536)**	(1,353)	**(9,044)**	(9,318)	**(4,667)**	(4,642)	**(731)**	(640)
Funded status—net	**$(1,034)**	$(1,085)	**$(6,861)**	$(7,003)	**$(5,088)**	$(5,067)	**$(752)**	$(663)

The table on page 117 presents the pre-tax net loss and prior service costs/(credits) and transition (assets)/liabilities recognized in other comprehensive income/(loss) and the changes in the pre-tax net loss, prior service costs/(credits) and transition (assets)/liabilities recognized in accumulated other comprehensive income/(loss) for the retirement-related benefit plans.

($ in millions)

	Defined Benefit Pension Plans				Nonpension Postretirement Benefit Plans			
	U.S. Plans		Non-U.S. Plans		U.S. Plan		Non-U.S. Plans	
For the year ended December 31:	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Net loss at January 1	**$14,880**	$15,623	**$17,172**	$18,898	**$397**	$454	**$167**	$155
Current period loss/(gain)	**1,456**	(332)	**1,130**	(1,107)	**96**	(57)	**24**	24
Curtailments and settlements	**—**	—	**(10)**	6	**—**	—	**—**	—
Amortization of net loss included in net periodic (income)/cost	**(471)**	(411)	**(712)**	(624)	**—**	—	**(12)**	(11)
Net loss at December 31	**$15,865**	$14,880	**$17,580**	$17,172	**$492**	$397	**$180**	$167
Prior service costs/(credits) at January 1	**$ 159**	$ 168	**$ (1,104)**	$ (980)	**$ (14)**	$ (53)	**$ (19)**	$ (21)
Current period prior service costs/(credits)	**—**	—	**(28)**	(370)	**—**	—	**(0)**	(5)
Curtailments and settlements	**—**	—	**—**	120	**—**	—	**—**	—
Amortization of prior service (costs)/credits included in net periodic (income)/cost	**(10)**	(10)	**174**	126	**14**	39	**5**	6
Prior service costs/(credits) at December 31	**$ 149**	$ 159	**$ (958)**	$ (1,104)	**$ —**	$ (14)	**$ (14)**	$ (19)
Transition (assets)/liabilities at January 1	**$ —**	$ —	**$ (1)**	$ (1)	**$ —**	$ —	**$ 1**	$ 1
Amortization of transition assets/(liabilities) included in net periodic (income)/cost	**—**	—	**0**	0	**—**	—	**(0)**	0
Transition (assets)/liabilities at December 31	**$ —**	$ —	**$ (0)**	$ (1)	**$ —**	$ —	**$ 1**	$ 1
Total loss recognized in accumulated other comprehensive income/(loss)*	**$16,014**	$15,038	**$16,621**	$16,067	**$492**	$ 382	**$167**	$148

* See note N, "Equity Activity," on page 103 for the total change in the accumulated other comprehensive income/(loss) and the Consolidated Statement of Changes in Equity for the components of net periodic (income)/cost, including the related tax effects, recognized in other comprehensive income/(loss) for the retirement-related benefit plans.

The following table presents the pre-tax estimated net loss, estimated prior service costs/(credits) and estimated transition (assets)/liabilities of the retirement-related benefit plans that will be amortized from accumulated other comprehensive income/(loss) into net periodic (income)/cost and recorded in the Consolidated Statement of Earnings in 2011.

($ in millions)

	Defined Benefit Pension Plans		Nonpension Post-retirement Benefit Plans	
	U.S. Plans	Non-U.S. Plans	U.S. Plan	Non-U.S. Plans
Net loss	$844	$ 972	$—	$13
Prior service costs/(credits)	9	(171)	—	(4)
Transition (assets)/liabilities	—	(0)	—	—

During the year ended December 31, 2010, the company paid $22 million for mandatory pension insolvency insurance coverage premiums in certain non-U.S. countries (Germany, Canada, Luxembourg and the U.K.), a decrease of $118 million from the year ended December 31, 2009, driven by a decline in insolvency claims. Premiums were significantly higher during 2009 due to the increased level of insolvencies experienced by other companies as a result of the economic crisis.

No significant amendments of retirement-related benefit plans occurred during the year ended December 31, 2010 that had a material effect in the Consolidated Statement of Earnings.

During the year ended December 31, 2009, the company approved changes to the United Kingdom Pension Plan which included ending benefit accruals under this plan effective April 2011. As a result of this action, the company recorded a curtailment gain of $124 million included in 2009 net periodic (income)/cost and reduced the PBO by $85 million. The company also amended its cash balance and defined contribution plans in Japan to reduce overall benefits for active participants for future years of service. This amendment resulted in a decrease in the PBO of $359 million and had no impact on 2009 net periodic (income)/cost.

During the year ended December 31, 2008, the IBM Board of Directors approved a pension adjustment for certain U.S. retirees and beneficiaries in the PPP. This adjustment provided a pension increase to approximately 42,000 IBM retirees who retired before January 1, 1997. This adjustment resulted in an increase in the PBO of $222 million and had no impact on 2008 net periodic (income)/cost.

During the year ended December 31, 2008, the company terminated one of its defined benefit pension plans in Japan that resulted in a settlement gain of $140 million which was recorded as part of 2008 net periodic (income)/cost and, also resulted in a decrease in the PBO of $157 million.

Assumptions Used to Determine Plan Financial Information
Underlying both the measurement of benefit obligations and net periodic (income)/cost are actuarial valuations. These valuations use participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. The company evaluates these assumptions, at a minimum, annually, and makes changes as necessary.

The table below presents the assumptions used to measure the net periodic (income)/cost and the year-end benefit obligations for retirement-related benefit plans.

	Defined Benefit Pension Plans					
	U.S. Plans			Non-U.S. Plans		
For the year ended December 31:	**2010**	2009	2008	**2010**	2009	2008
Weighted-average assumptions used to measure net periodic (income)/cost for the year ended December 31:						
Discount rate	**5.60%**	5.75%	6.00%	**4.84%**	4.89%	5.06%
Expected long-term returns on plan assets	**8.00%**	8.00%	8.00%	**6.56%**	6.73%	6.86%
Rate of compensation increase*	**N/A**	N/A	N/A	**2.92%**	3.09%	3.23%
Weighted-average assumptions used to measure benefit obligations at December 31:						
Discount rate	**5.00%**	5.60%	5.75%	**4.33%**	4.84%	4.89%
Rate of compensation increase*	**N/A**	N/A	N/A	**2.37%**	2.92%	3.09%

* Rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants.
N/A—Not applicable

	Nonpension Postretirement Benefit Plans					
	U.S. Plan			Non-U.S. Plans		
For the year ended December 31:	**2010**	2009	2008	**2010**	2009	2008
Weighted-average assumptions used to measure net periodic cost for the year ended December 31:						
Discount rate	**5.40%**	5.75%	6.00%	**7.92%**	7.36%	7.13%
Expected long-term returns on plan assets	**N/A**	N/A	3.02%	**9.16%**	9.19%	9.04%
Weighted-average assumptions used to measure benefit obligations at December 31:						
Discount rate	**4.80%**	5.40%	5.75%	**7.75%**	7.92%	7.36%

N/A—Not applicable

Discount Rate

The discount rate assumptions used for retirement-related benefit plans accounting reflect the yields available on high-quality, fixed income debt instruments at the measurement date. For the U.S. discount rate assumptions, a portfolio of high-quality corporate bonds is used to construct a yield curve. The cash flows from the company's expected benefit obligation payments are then matched to the yield curve to derive the discount rates. In the non-U.S., where the markets for high-quality long-term bonds are not generally as well developed, a portfolio of long-term government bonds is used as a base, to which a credit spread is added to simulate corporate bond yields at these maturities in the jurisdiction of each plan, as the benchmark for developing the respective discount rates.

For the U.S. defined benefit pension plans, the changes in the discount rate assumptions impacted the net periodic (income)/cost and the PBO. The changes in the discount rate assumptions resulted in a decrease in 2010 net periodic income of $40 million, a decrease in 2009 net periodic income of $70 million and an increase in 2008 net periodic income of $67 million. The changes in the discount rate assumptions resulted in an increase in the PBO of $2,943 million and $703 million at December 31, 2010 and 2009, respectively.

For the nonpension postretirement benefit plans, the changes in the discount rate assumptions had no material impact on net periodic cost for the years ended December 31, 2010, 2009 and 2008 and resulted in an increase in the APBO of $240 million and $140 million at December 31, 2010 and 2009, respectively.

Expected Long-Term Returns on Plan Assets

Expected returns on plan assets, a component of net periodic (income)/cost, represent the expected long-term returns on plan assets based on the calculated market-related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns and the investment policies and strategies as described on page 120. These rates of return are developed by the company, calculated using an arithmetic average and are tested for reasonableness against historical returns. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns are recognized as a component of net loss or gain in accumulated other comprehensive income/(loss), which is amortized as a component of net periodic (income)/cost over the service lives or life expectancy of the plan participants, depending on the plan, provided such amounts exceed certain thresholds provided by accounting standards. The market-related value of plan assets recognizes changes in the fair value of plan assets systematically over a five-year period in the expected return on plan assets line in net periodic (income)/cost.

For the U.S. defined benefit pension plan, the Qualified PPP, the expected long-term rate of return on plan assets of 8.00 percent remained constant for the years ended December 31, 2010, 2009 and 2008 and, consequently, had no incremental impact on net periodic (income)/cost.

For the nonpension postretirement benefit plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely payments are made. As a result, for the years ended December 31, 2010, 2009 and 2008, the expected long-term return on plan assets and the actual return on those assets were not material.

Rate of Compensation Increases and Mortality Rate

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. The rate of compensation increase is not applicable to the U.S. defined benefit pension plans as benefit accruals ceased December 31, 2007 for all participants. Mortality rate assumptions are based on life expectancy and death rates for different types of participants. Mortality rates are periodically updated based on actual experience.

Interest Crediting Rate

Benefits for certain participants in the PPP are calculated using a cash balance formula. An assumption underlying this formula is an interest crediting rate, which impacts both net periodic (income)/cost and the PBO. This assumption provides a basis for projecting the expected interest rate that participants will earn on the benefits that they are expected to receive in the following year and is based on the average from August to October of the one-year U.S. Treasury Constant Maturity yield plus one percent.

For the PPP, the change in the interest crediting rate to 1.4 percent for the year ended December 31, 2010, from 2.8 percent for the year ended December 31, 2009, resulted in an increase in 2010 net periodic income of $62 million. The change in the interest crediting rate to 2.8 percent for the year ended December 31, 2009, from 5.2 percent for the year ended December 31, 2008, resulted in an increase in 2009 net periodic income of $151 million. The change in the interest crediting rate to 5.2 percent for the year ended December 31, 2008, from 6.0 percent for the year ended December 31, 2007, resulted in an increase in 2008 net periodic income of $65 million.

Healthcare Cost Trend Rate

For nonpension postretirement benefit plan accounting, the company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. However, the healthcare cost trend rate has an insignificant effect on plan costs and obligations as a result of the terms of the plan which limit the company's obligation to the participants. The company assumes that the healthcare cost trend rate for 2011 will be 7.5 percent. In addition, the company assumes that the same trend rate will decrease to 5 percent over the next three years. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have a material effect on 2010, 2009 and 2008 net periodic cost or the benefit obligations as of December 31, 2010 and 2009.

Healthcare Legislation

The expected effects of the U.S. healthcare reform legislation enacted in March 2010 were incorporated into the remeasurement of the U.S. nonpension postretirement benefit plan at December 31, 2010. The impact was insignificant as a result of the terms of the plan which limit the company' obligation to the participants.

Plan Assets

Retirement-related benefit plan assets are recognized and measured at fair value as described in note A, "Significant Accounting Policies," on page 76. Because of the inherent uncertainty of valuations, these fair value measurements may not necessarily reflect the amounts the company could realize in current market transactions.

Investment Policies and Strategies

The investment objectives of the Qualified PPP portfolio are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans' participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors described on page 118. The Qualified PPP portfolio's investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could cause the plan to become underfunded, thereby increasing its dependence on contributions from the company. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. As a result, the Qualified PPP portfolio's target allocation is 46 percent equity securities, 44 percent fixed income securities, 5 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company's management and is similar to the prior year target allocation. The table on page 121 details the actual allocation of equity, fixed income, real estate and all other types of investments for the Qualified PPP portfolio.

The assets are managed by professional investment firms and investment professionals who are employees of the company. They are bound by investment mandates determined by the company's management and are measured against specific benchmarks. Among these managers, consideration is given, but not limited to, balancing security concentration, issuer concentration, investment style and reliance on particular active and passive investment strategies.

Market liquidity risks are tightly controlled, with only a limited target percentage of the Qualified PPP portfolio invested in private market assets consisting of private equities and private real estate investments, which are less liquid than publicly traded securities. As of December 31, 2010, the Qualified PPP portfolio had $2,909 million in commitments for future investments in private markets to be made over a number of years. These commitments are expected to be funded from plan assets.

Derivatives are used on a limited basis as an effective means to achieve investment objectives and/or as a component of the plan's risk management strategy. The primary reasons for the use of derivatives are fixed income management, including duration, interest rate management and credit exposure, cash equitization and as a means to gain exposure to the currency and commodities markets.

Outside the U.S., the investment objectives are similar to those described above, subject to local regulations. The weighted-average target allocation for the non-U.S. plans is 47 percent equity securities, 46 percent fixed income securities, 2 percent real estate and 5 percent other investments, which is consistent with the allocation decisions made by the company's management and is similar to the prior year weighted-average target allocation. The table on page 121 details the actual allocations of equity, fixed income, real estate and all other types of investments for non-U.S. plans. In some countries, a higher percentage allocation to fixed income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared with the strategies previously described. Generally, these non-U.S. plans do not invest in illiquid assets and their use of derivatives is usually limited to currency hedging, adjusting portfolio durations and reducing specific market risks. There was no significant change in the investment strategies of these plans during either 2010 or 2009.

The company's nonpension postretirement benefit plans are underfunded or unfunded. For some plans, the company maintains a nominal, highly liquid trust fund balance to ensure timely benefit payments.

Defined Benefit Pension Plan Assets

The following table presents the company's defined benefit pension plans' asset classes and their associated fair value at December 31, 2010. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company's subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity:								
Equity securities[a]	**$16,407**	**$ 54**	**$ —**	**$16,460**	**$7,903**	**$ —**	**$ —**	**$ 7,903**
Equity commingled/mutual funds[b][c]	**27**	**1,829**	**—**	**1,856**	**276**	**9,252**	**—**	**9,527**
Fixed income:								
Government and related[d]	**—**	**12,743**	**—**	**12,743**	**—**	**7,574**	**—**	**7,574**
Corporate bonds	**—**	**6,721**	**—**	**6,721**	**—**	**1,252**	**11**	**1,263**
Mortgage and asset-backed securities	**—**	**1,147**	**56**	**1,202**	**—**	**45**	**—**	**45**
Fixed income commingled/mutual funds[b][e]	**252**	**662**	**221**	**1,136**	**75**	**6,993**	**—**	**7,068**
Insurance contracts	**—**	**—**	**—**	**—**	**—**	**1,095**	**—**	**1,095**
Cash and short-term investments[f]	**244**	**2,000**	**—**	**2,244**	**147**	**254**	**—**	**401**
Hedge funds	**—**	**953**	**624**	**1,577**	**—**	**—**	**—**	**—**
Private equity[g]	**—**	**—**	**4,251**	**4,251**	**—**	**—**	**176**	**176**
Private real estate[g]	**—**	**—**	**2,634**	**2,634**	**—**	**—**	**533**	**533**
Derivatives[h]	**31**	**9**	**—**	**40**	**11**	**131**	**—**	**142**
Other commingled/mutual funds[b][i]	**—**	**—**	**—**	**—**	**—**	**28**	**—**	**28**
Subtotal	**16,960**	**26,117**	**7,786**	**50,863**	**8,411**	**26,623**	**720**	**35,755**
Other[j]	**—**	**—**	**—**	**(603)**	**—**	**—**	**—**	**(33)**
Fair value of plan assets	**$16,960**	**$26,117**	**$7,786**	**$50,259**	**$8,411**	**$26,623**	**$720**	**$35,722**

[a] Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $122 million, representing 0.2 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $32 million, representing 0.1 percent of the non-U.S. Plans assets.

[b] Commingled funds represent pooled institutional investments.

[c] Invests in predominantly equity securities.

[d] Includes debt issued by national, state and local governments and agencies.

[e] Invests in predominantly fixed income securities.

[f] Includes cash and cash equivalents and short-term marketable securities.

[g] Includes limited partnerships and venture capital partnerships.

[h] Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.

[i] Invests in both equity and fixed income securities.

[j] Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $35 million were invested in cash, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $120 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed income securities, categorized as Level 2 in the fair value hierarchy.

The following table presents the company's defined benefit pension plans' asset classes and their associated fair value at December 31, 2009. The U.S. Plan consists of the Qualified PPP and the Non-U.S. Plans consist of all plans sponsored by the company's subsidiaries.

($ in millions)

	U.S. Plan				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity:								
Equity securities[a]	$15,205	$ 56	$ —	$15,261	$7,012	$ —	$ —	$ 7,012
Equity commingled/mutual funds[b][c]	303	1,085	26	1,413	386	8,923	—	9,309
Fixed income:								
Government and related[d]	—	10,880	—	10,880	—	6,231	—	6,231
Corporate bonds	—	7,264	—	7,264	—	1,467	—	1,467
Mortgage and asset-backed securities	—	1,403	37	1,440	—	21	—	21
Fixed income commingled/mutual funds[b][e]	369	1,064	192	1,625	45	6,835	—	6,880
Insurance contracts	—	1	—	1	—	1,143	—	1,143
Cash and short-term investments[f]	243	2,460	—	2,703	98	236	—	333
Hedge funds	—	214	587	800	—	—	—	—
Private equity[g]	—	—	3,877	3,877	—	—	93	93
Private real estate[g]	—	—	2,247	2,247	—	—	492	492
Derivatives[h]	18	(221)	—	(203)	62	(7)	—	55
Other commingled/mutual funds[b][i]	—	(0)	—	—	—	1,190	—	1,190
Subtotal	16,138	24,205	6,964	47,308	7,602	26,038	585	34,226
Other[j]	—	—	—	(39)	—	—	—	80
Fair value of plan assets	$16,138	$24,205	$6,964	$47,269	$7,602	$26,038	$585	$34,305

[a] Represents U.S. and international securities. The U.S. Plan includes IBM common stock of $122 million, representing 0.3 percent of the U.S. Plan assets. Non-U.S. Plans include IBM common stock of $45 million, representing 0.1 percent of the non-U.S. Plans assets.

[b] Commingled funds represent pooled institutional investments.

[c] Invests in predominantly equity securities.

[d] Includes debt issued by national, state and local governments and agencies.

[e] Invests in predominantly fixed income securities.

[f] Includes cash and cash equivalents and short-term marketable securities.

[g] Includes limited partnerships and venture capital partnerships.

[h] Primarily includes interest rate derivatives and, to a lesser extent, forwards, exchange traded and other over-the-counter derivatives.

[i] Invests in both equity and fixed income securities.

[j] Represents net unsettled transactions, relating primarily to purchases and sales of plan assets.

The U.S. nonpension postretirement benefit plan assets of $33 million were invested in fixed income commingled/mutual funds, categorized as Level 1 in the fair value hierarchy. The non-U.S. nonpension postretirement benefit plan assets of $104 million, primarily in Brazil, and, to a lesser extent, in Mexico and South Africa, were invested primarily in government and related fixed income securities, categorized as Level 2 in the fair value hierarchy.

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2010 and 2009 for the U.S. Plan:

($ in millions)

	Equity Commingled/ Mutual Funds	Mortgage and Asset-Backed Securities	Fixed Income Commingled/ Mutual Funds	Hedge Funds	Private Equity	Private Real Estate	Total
Balance at January 1, 2010	**$ 26**	**$37**	**$192**	**$587**	**$3,877**	**$2,247**	**$6,964**
Return on assets held at end of year	**24**	**3**	**30**	**45**	**829**	**123**	**1,054**
Return on assets sold during the year	**(0)**	**0**	**—**	**3**	**(153)**	**16**	**(133)**
Purchases, sales and settlements, net	**139**	**11**	**—**	**(11)**	**(302)**	**248**	**85**
Transfers, net	**(188)***	**4**	**—**	**—**	**—**	**—**	**(184)**
Balance at December 31, 2010	**$ —**	**$56**	**$221**	**$624**	**$4,251**	**$2,634**	**$7,786**

* During the year ended December 31, 2010, the fund hired an independent administrator responsible for valuing the fund. As a result of this action the asset was transferred from Level 3 to Level 2.

($ in millions)

	Equity Commingled/ Mutual Funds	Mortgage and Asset-Backed Securities	Fixed Income Commingled/ Mutual Funds	Hedge Funds	Private Equity	Private Real Estate	Total
Balance at January 1, 2009	$—	$ 47	$180	$513	$3,169	$2,698	$6,607
Return on assets held at end of year	1	11	11	80	575	(634)	44
Return on assets sold during the year	—	1	—	2	14	(98)	(81)
Purchases, sales and settlements, net	25	(7)	—	(8)	118	281	408
Transfers, net	—	(14)	—	—	—	—	(14)
Balance at December 31, 2009	$26	$ 37	$192	$587	$3,877	$2,247	$6,964

The following tables present the reconciliation of the beginning and ending balances of Level 3 assets for the years ended December 31, 2010 and 2009 for the non-U.S. Plans:

($ in millions)

	Corporate Bonds	Private Equity	Private Real Estate	Total
Balance at January 1, 2010	**$—**	**$ 93**	**$492**	**$585**
Return on assets held at end of year	**(0)**	**14**	**41**	**55**
Return on assets sold during the year	**—**	**3**	**(3)**	**0**
Purchases, sales and settlements, net	**4**	**69**	**9**	**82**
Transfers, net	**7**	**(0)**	**—**	**7**
Foreign exchange impact	**0**	**(3)**	**(6)**	**(8)**
Balance at December 31, 2010	**$11**	**$176**	**$533**	**$720**

($ in millions)

	Private Equity	Private Real Estate	Total
Balance at January 1, 2009	$ 64	$429	$494
Return on assets held at end of year	(10)	(10)	(19)
Return on assets sold during the year	—	—	1
Purchases, sales and settlements, net	32	27	59
Transfers, net	—	—	—
Foreign exchange impact	6	46	51
Balance at December 31, 2009	$ 93	$492	$585

Valuation Techniques

The following is a description of the valuation techniques used to measure plan assets at fair value. There were no changes in valuation techniques during 2010 and 2009.

Equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded. IBM common stock is valued at the closing price reported on the New York Stock Exchange. Equity commingled/mutual funds are typically valued using the net asset value (NAV) provided by the administrator of the fund and reviewed by the company. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as Level 1, Level 2 or Level 3 depending on availability of quoted market prices.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. If available, they are valued using the closing price reported on the major market on which the individual securities are traded.

Cash includes money market accounts that are valued at their cost plus interest on a daily basis, which approximates fair value. Short-term investments represent securities with original maturities of one year or less. These assets are classified as Level 1 or Level 2.

Private equity and private real estate partnership valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as Level 3. The valuation methodology is applied consistently from period to period.

Exchange traded derivatives are valued at the closing price reported on the exchange on which the individual securities are traded, while forward contracts are valued using a mid-close price. Over-the-counter derivatives are typically valued using pricing models. The models require a variety of inputs, including, for example, yield curves, credit curves, measures of volatility and foreign exchange rates. These assets are classified as Level 1 or Level 2 depending on availability of quoted market prices.

Expected Contributions

Defined Benefit Pension Plans

It is the company's general practice to fund amounts for pensions sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. From time to time, the company contributes additional amounts as it deems appropriate.

The company contributed $865 million and $1,252 million in cash to non-U.S. plans, including non-U.S. multi-employer plans, during the years ended December 31, 2010 and 2009, respectively.

In 2011, the company is not legally required to make any contributions to the U.S. defined benefit pension plans. However, depending on market conditions, or other factors, the company may elect to make discretionary contributions to the Qualified PPP during the year.

The Pension Protection Act of 2006 (the Act), enacted into law in 2006, is a comprehensive reform package that, among other provisions, increases pension funding requirements for certain U.S. defined benefit plans, provides guidelines for measuring pension plan assets and pension obligations for funding purposes and raises tax deduction limits for contributions to retirement-related benefit plans. The additional funding requirements by the Act apply to plan years beginning after December 31, 2007. The Act was updated by the Worker, Retiree and Employer Recovery Act of 2008, which revised the funding requirements in the Act by clarifying that pension plans may smooth the value of pension plans over 24 months. At December 31, 2010, no mandatory contribution is required for 2011.

In 2011, the company estimates contributions to its non-U.S. plans to be approximately $900 million, which will be mainly contributed to defined benefit pension plans in Japan and Switzerland. This amount represents the legally mandated minimum contributions. Financial market performance in 2011 could increase the legally mandated minimum contribution in certain countries which require monthly or daily remeasurement of the funded status. The company could also elect to contribute more than the legally mandated amount based on market conditions or other factors.

Nonpension Postretirement Benefit Plans

The company contributed $363 million and $293 million to the nonpension postretirement benefit plans during the years ended December 31, 2010 and 2009. These contribution amounts exclude the Medicare-related subsidy discussed on page 125.

Expected Benefit Payments

Defined Benefit Pension Plan Expected Payments

The following table presents the total expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the plans' PBO at December 31, 2010 and include benefits attributable to estimated future compensation increases, where applicable.

($ in millions)

	Qualified U.S. Plan Payments	Nonqualified U.S. Plans Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2011	$ 3,390	$ 96	$ 1,949	$ 344	$ 5,780
2012	3,394	98	1,939	350	5,782
2013	3,408	102	1,963	362	5,834
2014	3,428	103	1,986	364	5,881
2015	3,435	106	2,017	373	5,931
2016–2020	17,271	560	10,609	2,019	30,458

The 2011 expected benefit payments to defined benefit pension plan participants not covered by the respective plan assets (underfunded plans) represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Nonpension Postretirement Benefit Plan Expected Payments

The following table reflects the total expected benefit payments to nonpension postretirement benefit plan participants, as well as the expected receipt of the company's share of the Medicare subsidy described below. These payments have been estimated based on the same assumptions used to measure the plan's APBO at December 31, 2010.

($ in millions)

	U.S. Plan Payments	Less: IBM Share of Expected Medicare Subsidy	Net Expected U.S. Plan Payments	Qualified Non-U.S. Plans Payments	Nonqualified Non-U.S. Plans Payments	Total Expected Benefit Payments
2011	$ 493	$(23)	$ 470	$ 8	$ 30	$ 507
2012	483	(25)	458	9	33	500
2013	445	(25)	420	10	35	465
2014	427	(24)	403	10	38	451
2015	419	(23)	396	11	41	448
2016–2020	1,931	—	1,931	66	248	2,245

The 2011 expected benefit payments to nonpension postretirement benefit plan participants not covered by the respective plan assets represent a component of compensation and benefits, within current liabilities, in the Consolidated Statement of Financial Position.

Medicare Prescription Drug Act

In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, the company is expected to continue to receive a federal subsidy of approximately $255 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan, which is expected to extend until 2015. Approximately $120 million of the subsidy will be used by the company to reduce its obligation and cost related to the U.S. nonpension postretirement benefit plan. The company will contribute the remaining subsidy of $135 million to the plan in order to reduce contributions required by the participants. The company received a total subsidy of $45 million for prescription drug-related coverage during each of the years ended December 31, 2010 and 2009, which was utilized to reduce the company contributions to the U.S. nonpension postretirement benefit plan.

The company has included the impact of its portion of the subsidy in the determination of net periodic cost and APBO for the U.S. nonpension postretirement benefit plan at and for the years ended December 31, 2010, 2009 and 2008. The impact of the subsidy resulted in a reduction in APBO of $107 million and $100 million at December 31, 2010 and 2009, respectively. The impact of the subsidy resulted in a reduction in 2010, 2009 and 2008 net periodic cost of $19 million, $28 million and $40 million, respectively.

Other Plan Information

The following table presents information for defined benefit pension plans with accumulated benefit obligations (ABO) in excess of plan assets. For a more detailed presentation of the funded status of the company's defined benefit pension plans, see the table on page 116.

($ in millions)

	2010		2009	
At December 31:	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with PBO in excess of plan assets	**$21,589**	**$10,627**	$28,720	$17,633
Plans with ABO in excess of plan assets	**21,166**	**10,576**	27,996	17,561
Plans with assets in excess of PBO	**72,288**	**75,355**	60,942	63,942

Note V. Segment Information

The company creates business value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client's operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry-leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing.

The company's major operations consist of five business segments: Global Technology Services, Global Business Services, Software, Systems and Technology and Global Financing. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the company's resources and evaluate performance. The segments are determined based on several factors, including client base, homogeneity of products, technology, delivery channels and similar economic characteristics.

Information about each segment's business and the products and services that generate each segment's revenue is located in the "Description of Business" section of the Management Discussion on pages 22 and 23, and "Segment Details," on pages 25 through 30.

Segment revenue and pre-tax income include transactions between the segments that are intended to reflect an arm's-length transfer price. Systems and software that is used by Global Technology Services in outsourcing engagements is primarily sourced internally from Systems and Technology and Software. For providing IT services that are used internally, Global Technology Services and Global Business Services recover cost, as well as a reasonable fee, that is intended to reflect the arm's-length value of providing the services. The Global Services segments enter into arm's-length leases and loans at prices equivalent to market rates with Global Financing to facilitate the acquisition of equipment used in services engagements. All internal transaction prices are reviewed annually, and reset if appropriate.

The company utilizes globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a considerable amount of expense is shared by all of the segments. This shared expense includes sales coverage, certain marketing functions and support functions such as Accounting, Treasury, Procurement, Legal, Human Resources and Billing and Collections. Where practical, shared expenses are allocated based on measurable drivers of expense, e.g., headcount. When a clear and measurable driver cannot be identified, shared expenses are allocated on a financial basis that is consistent with the company's management system; e.g., advertising expense is allocated based on the gross profits of the segments. The unallocated corporate amounts arising from certain divestitures, indirect infrastructure reductions, miscellaneous tax items and the unallocated corporate expense pool are recorded in net income but are not allocated to the segments.

The following tables reflect the results of the segments consistent with the company's management and measurement system. These results are not necessarily a depiction that is in conformity with GAAP. Performance measurement is based on pre-tax income. These results are used, in part, by senior management, both in evaluating the performance of, and in allocating resources to, each of the segments.

Management System Segment View

($ in millions)

	Global Services Segments					
For the year ended December 31:	Global Technology Services	Global Business Services	Software	Systems and Technology	Global Financing	Total Segments
2010:						
External revenue	**$38,201**	**$18,223**	**$22,485**	**$17,973**	**$2,238**	**$ 99,120**
Internal revenue	**1,313**	**798**	**2,950**	**804**	**1,842**	**7,707**
Total revenue	**$39,514**	**$19,021**	**$25,436**	**$18,777**	**$4,080**	**$106,827**
Pre-tax income	**$ 5,568**	**$ 2,569**	**$ 9,097**	**$ 1,586**	**$1,959**	**$ 20,778**
Revenue year-to-year change	**2.0%**	**2.6%**	**5.7%**	**9.8%**	**0.1%**	**4.2%**
Pre-tax income year-to-year change	**0.6%**	**0.5%**	**12.4%**	**11.8%**	**13.3%**	**7.5%**
Pre-tax income margin	**14.1%**	**13.5%**	**35.8%**	**8.4%**	**48.0%**	**19.5%**
2009:						
External revenue	$37,347	$17,653	$21,396	$16,190	$2,302	$ 94,889
Internal revenue	1,386	887	2,677	911	1,774	7,635
Total revenue	$38,734	$18,540	$24,073	$17,102	$4,076	$102,524
Pre-tax income	$ 5,537	$ 2,555	$ 8,095	$ 1,419	$1,730	$ 19,335
Revenue year-to-year change	(5.1)%	(10.3)%	(3.1)%	(15.2)%	(8.4)%	(7.6)%
Pre-tax income year-to-year change	20.2%	(4.7)%	14.4%	(8.5)%	7.0%	10.3%
Pre-tax income margin	14.3%	13.8%	33.6%	8.3%	42.4%	18.9%
2008:						
External revenue	$39,264	$19,628	$22,089	$19,287	$2,559	$102,827
Internal revenue	1,546	1,044	2,761	882	1,892	8,125
Total revenue	$40,810	$20,671	$24,850	$20,169	$4,451	$110,951
Pre-tax income	$ 4,607	$ 2,681	$ 7,075	$ 1,550	$1,617	$ 17,531
Revenue year-to-year change	8.1%	7.5%	10.9%	(9.6)%	11.7%	5.0%
Pre-tax income year-to-year change	29.5%	29.9%	17.9%	(28.0)%	16.7%	15.6%
Pre-tax income margin	11.3%	13.0%	28.5%	7.7%	36.3%	15.8%

Reconciliations of IBM as Reported

($ in millions)

For the year ended December 31:	2010	2009	2008
Revenue:			
Total reportable segments	**$106,827**	$102,524	$110,951
Other revenue and adjustments	**750**	869	803
Elimination of internal revenue	**(7,707)**	(7,635)	(8,125)
Total IBM consolidated revenue	**$ 99,870**	$ 95,758	$103,630

($ in millions)

For the year ended December 31:	2010	2009	2008
Pre-Tax Income:			
Total reportable segments	**$20,778**	$19,335	$17,531
Elimination of internal transactions	**(957)**	(744)	(433)
Unallocated corporate amounts*	**(98)**	(453)	(382)
Total IBM consolidated pre-tax income	**$19,723**	$18,138	$16,715

* The 2009 amount included a provision related to a joint venture investment, while the 2010 amount included an adjustment of that provision as the venture was divested. The 2008, 2009 and 2010 amounts included gains related to the divestiture of the printing business and the 2008 amount also included gains related to the sale of Lenovo stock.

Immaterial items

Investment in Equity Alliances and Equity Alliances Gains/(Losses)

The investments in equity alliances and the resulting gains and (losses) from these investments that are attributable to the segments did not have a material effect on the financial position or the financial results of the segments.

Segment Assets and Other Items

Global Technology Services assets are primarily accounts receivable, plant, property and equipment including the assets associated with the segment's outsourcing business, goodwill, acquired intangible assets, deferred services arrangement transition costs and maintenance parts inventory. Global Business Services assets are primarily goodwill and accounts receivable. Software assets are mainly goodwill, acquired intangible assets and accounts receivable. Systems and Technology assets are primarily plant, property and equipment, manufacturing inventory and accounts receivable. Global Financing assets are primarily financing receivables and fixed assets under operating leases.

To ensure the efficient use of the company's space and equipment, several segments may share plant, property and equipment assets. Where assets are shared, landlord ownership of the assets is assigned to one segment and is not allocated to each user segment. This is consistent with the company's management system and is reflected accordingly in the table on page 129. In those cases, there will not be a precise correlation between segment pre-tax income and segment assets.

Similarly, the depreciation amounts reported by each segment are based on the assigned landlord ownership and may not be consistent with the amounts that are included in the segments' pre-tax income. The amounts that are included in pre-tax income reflect occupancy charges from the landlord segment and are not specifically identified by the management reporting system. Capital expenditures that are reported by each segment also are consistent with the landlord ownership basis of asset assignment.

Global Financing amounts for interest income and interest expense reflect the interest income and interest expense associated with the Global Financing business, including the intercompany financing activities discussed on page 23, as well as the income from investment in cash and marketable securities. The explanation of the difference between cost of financing and interest expense for segment presentation versus presentation in the Consolidated Statement of Earnings is included on page 58 of the Management Discussion.

Management System Segment View

($ in millions)

For the year ended December 31:	Global Services Segments: Global Technology Services	Global Services Segments: Global Business Services	Software	Systems and Technology	Global Financing	Total Segments
2010:						
Assets	**$15,560**	**$8,007**	**$22,625**	**$7,287**	**$35,813**	**$89,292**
Depreciation/amortization of intangibles	**1,632**	**75**	**992**	**784**	**1,417**	**4,900**
Capital expenditures/investments in intangibles	**1,511**	**52**	**463**	**1,163**	**1,246**	**4,434**
Interest income	**—**	**—**	**—**	**—**	**2,116**	**2,116**
Interest expense	**—**	**—**	**—**	**—**	**548**	**548**
2009:						
Assets	$16,422	$6,885	$16,894	$6,907	$34,605	$81,714
Depreciation/amortization of intangibles	1,680	87	906	814	1,694	5,181
Capital expenditures/investments in intangibles	1,512	45	471	658	1,460	4,145
Interest income	—	—	—	—	2,265	2,265
Interest expense	—	—	—	—	674	674
2008:						
Assets	$15,456	$6,874	$15,336	$7,313	$36,119	$81,098
Depreciation/amortization of intangibles	1,797	99	905	851	2,065	5,718
Capital expenditures/investments in intangibles	1,607	54	504	754	2,143	5,062
Interest income	—	—	—	—	2,604	2,604
Interest expense	—	—	—	—	988	988

Reconciliations of IBM as Reported

($ in millions)

At December 31:	2010	2009	2008
Assets:			
Total reportable segments	**$ 89,292**	$ 81,714	$ 81,098
Elimination of internal transactions	**(5,515)**	(5,481)	(5,594)
Unallocated amounts:			
Cash and marketable securities	**10,113**	12,688	11,631
Notes and accounts receivable	**3,762**	3,928	3,632
Deferred tax assets	**4,494**	5,545	8,341
Plant, other property and equipment	**3,067**	2,971	3,172
Pension assets	**3,060**	2,994	1,594
Other	**5,178**	4,665	5,647
Total IBM consolidated assets	**$113,452**	$109,022	$109,524

Major Clients

No single client represented 10 percent or more of the company's total revenue in 2010, 2009 or 2008.

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

($ in millions)

For the year ended December 31:	2010	2009	2008
United States	**$35,581**	$34,150	$ 36,686
Japan	**10,701**	10,222	10,403
Other countries	**53,589**	51,386	56,541
Total IBM consolidated revenue	**$99,870**	$95,758	$103,630

* Revenues are attributed to countries based on the location of the client.

Net Plant, Property and Equipment

($ in millions)

At December 31:	2010	2009	2008
United States	**$ 6,134**	$ 6,313	$ 6,469
Japan	**1,163**	1,050	1,055
Other countries	**5,135**	5,092	4,797
Total	**$12,432**	$12,455	$12,321

Revenue by Classes of Similar Products or Services

The following table presents external revenue for similar classes of products or services within the company's reportable segments. Within Global Technology Services and Global Business Services, client solutions often include IBM software and systems and other suppliers' products if the client solution requires it. Within Software, product license charges and ongoing subscription and support are reported as Software and consulting, education, training and other product-related services are reported as Services. Within Systems and Technology, Microelectronics original equipment manufacturer (OEM) revenue is primarily from the sale of semiconductors. Microelectronics Services revenue includes circuit and component design services and technology and manufacturing consulting services. See "Description of the Business" beginning on page 20 for additional information.

($ in millions)

For the year ended December 31:	2010	2009	2008
Global Technology Services:			
Services	**$29,367**	$28,762	$29,928
Maintenance	**7,250**	6,956	7,250
Systems	**1,409**	1,279	1,648
Software	**175**	351	438
Global Business Services:			
Services	**$17,858**	$17,213	$19,176
Software	**236**	231	237
Systems	**129**	208	215
Software:			
Software	**$20,882**	$20,094	$20,695
Services	**1,603**	1,302	1,394
Systems and Technology:			
Servers	**$11,619**	$10,627	$12,717
Storage	**3,420**	3,177	3,612
Microelectronics OEM	**1,938**	1,550	1,862
Retail Store Solutions	**674**	551	741
Microelectronics Services	**321**	285	355
Global Financing:			
Financing	**$ 1,580**	$ 1,715	$ 1,946
Used equipment sales	**659**	588	613

Note W. Subsequent Event

On January 25, 2011, the company announced that the Board of Directors approved a quarterly dividend of $0.65 per common share. The dividend is payable March 10, 2011 to shareholders of record on February 10, 2011.

($ in millions except per share amounts)

For the year ended December 31:	2010	2009	2008	2007	2006
Revenue	$ 99,870	$ 95,758	$103,630	$98,786	$91,424
Income from continuing operations	$ 14,833	$ 13,425	$ 12,334	$10,418	$ 9,416
Income/(loss) from discontinued operations*	—	—	—	(0)	76
Net income	$ 14,833	$ 13,425	$ 12,334	$10,418	$ 9,492
Earnings/(loss) per share of common stock:					
Assuming dilution:					
Continuing operations	$ 11.52	$ 10.01	$ 8.89	$ 7.15	$ 6.05
Discontinued operations*	—	—	—	(0.00)	0.05
Total	$ 11.52	$ 10.01	$ 8.89	$ 7.15	$ 6.10
Basic:					
Continuing operations	$ 11.69	$ 10.12	$ 9.02	$ 7.27	$ 6.13
Discontinued operations*	—	—	—	(0.00)	0.05
Total	$ 11.69	$ 10.12	$ 9.02	$ 7.27	$ 6.18
Cash dividends paid on common stock	$ 3,177	$ 2,860	$ 2,585	$ 2,147	$ 1,683
Per share of common stock	2.50	2.15	1.90	1.50	1.10
Investment in plant, rental machines and other property	$ 4,185	$ 3,447	$ 4,171	$ 4,630	$ 4,362
Return on IBM stockholders' equity	66.8%	80.4%	48.7%	42.6%	29.3%

At December 31:	2010	2009	2008	2007	2006
Total assets	$113,452	$109,022	$109,524	$120,431	$103,234
Net investment in plant, rental machines and other property	14,096	14,165	14,305	15,081	14,440
Working capital	7,554	12,933	6,568	8,867	4,569
Total debt	28,624	26,099	33,926	35,274	22,682
Total equity	23,172	22,755	13,584	28,615	28,635

* On December 31, 2002, the company sold its hard disk drive (HDD) business to Hitachi, Ltd. (Hitachi). The HDD business was accounted for as a discontinued operation under generally accepted accounting principles in the United States (GAAP) and therefore, the HDD results of operations and cash flows have been removed from the company's results of continuing operations and cash flows for the years 2006 and 2007. There was no activity in 2008, 2009 or 2010.

Selected Quarterly Data

International Business Machines Corporation and Subsidiary Companies

($ in millions except per share amounts and stock prices)

2010:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	**$22,857**	**$23,724**	**$24,271**	**$29,019**	**$99,870**
Gross profit	**$ 9,976**	**$10,809**	**$11,001**	**$14,227**	**$46,014**
Net income	**$ 2,601**	**$ 3,386**	**$ 3,589**	**$ 5,257**	**$14,833**
Earnings per share of common stock:					
Assuming dilution	**$ 1.97**	**$ 2.61**	**$ 2.82**	**$ 4.18**	**$ 11.52***
Basic	**$ 2.00**	**$ 2.65**	**$ 2.86**	**$ 4.24**	**$ 11.69***
Dividends per share of common stock	**$ 0.55**	**$ 0.65**	**$ 0.65**	**$ 0.65**	**$ 2.50**
Stock prices:**					
High	**$ 134.14**	**$132.68**	**$135.48**	**$146.92**	
Low	**121.88**	**122.10**	**121.86**	**135.25**	

2009:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenue	$21,711	$23,250	$23,566	$27,230	$95,758
Gross profit	$ 9,431	$10,581	$10,627	$13,145	$43,785
Net income	$ 2,295	$ 3,103	$ 3,214	$ 4,813	$13,425
Earnings per share of common stock:					
Assuming dilution	$ 1.70	$ 2.32	$ 2.40	$ 3.59	$ 10.01
Basic	$ 1.71	$ 2.34	$ 2.44	$ 3.65	$ 10.12*
Dividends per share of common stock	$ 0.50	$ 0.55	$ 0.55	$ 0.55	$ 2.15
Stock prices:**					
High	$ 99.86	$110.62	$122.88	$132.85	
Low	81.76	95.70	99.50	117.31	

* Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' EPS does not equal the full-year EPS.

** The stock prices reflect the high and low prices for IBM's common stock on the New York Stock Exchange composite tape for the last two years.

Comparison of One-, Five- and Ten-Year Cumulative Total Return for IBM, S&P 500 Stock Index and S&P Information Technology Index

The following graphs compare the one-, five- and ten-year cumulative total returns for IBM common stock with the comparable cumulative return of certain Standard & Poor's (S&P) indices. Due to the fact that IBM is a company included in the S&P 500 Stock Index, the SEC's rules require the use of that index for the required five-year graph. Under those rules, the second index used for comparison may be a published industry or line-of-business index. The S&P Information Technology Index is such an index. IBM is also included in this index.

Each graph assumes $100 invested on December 31 (of the initial year shown in the graph) in IBM common stock and $100 invested on the same date in each of the S&P indices. The comparisons assume that all dividends are reinvested.

One-Year

(U.S. Dollar)


120
115
110
105
100
09
10

Five-Year

(U.S. Dollar)


210
190
170
150
130
110
90
70
05
06
07
08
09
10

One-Year

	2009	**2010**
• IBM Common Stock	$100.00	**$114.28**
• S&P 500 Index	100.00	**115.06**
• S&P Information Technology Index	100.00	**110.19**

Five-Year

	2005	2006	2007	2008	2009	**2010**
• IBM Common Stock	$100.00	$119.77	$135.15	$107.09	$169.85	**$194.10**
• S&P 500 Index	100.00	115.80	122.16	76.96	97.33	**111.99**
• S&P Information Technology Index	100.00	108.42	126.10	71.70	115.96	**127.77**

Ten-Year

(U.S. Dollar)


200
175
150
125
100
75
50
25
00
01
02
03
04
05
06
07
08
09
10

Ten-Year

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	**2010**
• IBM Common Stock	$100.00	$143.00	$92.28	$111.19	$119.19	$100.32	$120.15	$135.58	$107.43	$170.39	**$194.72**
• S&P 500 Index	100.00	88.12	68.64	88.33	97.94	102.75	118.99	125.52	79.08	100.01	**115.07**
• S&P Information Technology Index	100.00	74.13	46.40	68.31	70.05	70.75	76.70	89.21	50.73	82.04	**90.40**

Board of Directors

Alain J.P. Belda
Managing Director
Warburg Pincus LLC

William R. Brody
President
Salk Institute for Biological Studies

Kenneth I. Chenault
Chairman and Chief Executive Officer
American Express Company

Michael L. Eskew
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

Shirley Ann Jackson
President
Rensselaer Polytechnic Institute

Andrew N. Liveris
Chairman, President and
Chief Executive Officer
The Dow Chemical Company

W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer
The Boeing Company

James W. Owens
Retired Chairman and
Chief Executive Officer
Caterpillar Inc.

Samuel J. Palmisano
Chairman, President and
Chief Executive Officer
IBM

Joan E. Spero
Adjunct Senior Research Scholar
Columbia University School of
International and Public Affairs

Sidney Taurel
Senior Advisor
Capital Royalty L.P.

Lorenzo H. Zambrano
Chairman and
Chief Executive Officer
CEMEX, S.A.B. de C.V.

Senior Leadership

Rodney C. Adkins
Senior Vice President
Systems and Technology

Colleen F. Arnold
Senior Vice President
Application Management Services

Andrew Bonzani
Vice President, Assistant
General Counsel
and Secretary

Erich Clementi
Senior Vice President
Global Technology Services

Michael E. Daniels
Senior Vice President
and Group Executive
Services

Jon C. Iwata
Senior Vice President
Marketing and Communications

James J. Kavanaugh
Vice President and Controller

John E. Kelly III
Senior Vice President
Research and Intellectual Property

R. Franklin Kern III
Senior Vice President
Global Business Services

Robert J. LeBlanc
Senior Vice President
Middleware Software

Mark Loughridge
Senior Vice President and
Chief Financial Officer
Finance and Enterprise Transformation

J. Randall MacDonald
Senior Vice President
Human Resources

Steven A. Mills
Senior Vice President
and Group Executive
Software and Systems

Samuel J. Palmisano
Chairman, President and
Chief Executive Officer

Michael D. Rhodin
Senior Vice President
Software Solutions

Virginia M. Rometty
Senior Vice President
and Group Executive
Sales, Marketing and Strategy

Linda S. Sanford
Senior Vice President
Enterprise Transformation

Martin J. Schroeter
Vice President and Treasurer

Timothy S. Shaughnessy
Senior Vice President
GTS Services Delivery

Robert C. Weber
Senior Vice President
Legal and Regulatory Affairs,
and General Counsel

IBM Stockholder Services

Stockholders with questions about their accounts should contact:

Computershare Trust Company, N.A., P.O. Box 43078,
Providence, Rhode Island 02940-3078 (888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

Stockholders can also reach Computershare Trust Company, N.A. via e-mail at: ibm@computershare.com

Hearing-impaired stockholders with access to a telecommunications device (TDD) can communicate directly with Computershare Trust Company, N.A., by calling (800) 490-1493. Stockholders residing outside the United States, Canada and Puerto Rico should call (781) 575-2694.

IBM on the Internet

Topics featured in this Annual Report can be found via the IBM home page on the Internet (http://www.ibm.com). Financial results, news on IBM products, services and other activities can also be found via that address.

Stockholders of record can receive online account information and answers to frequently asked questions regarding stockholder accounts via the Internet (http://www.ibm.com/investor).

Stockholders of record can also consent to receive future IBM Annual Reports and Proxy Statements online through the Internet at this site.

IBM files reports with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC.

IBM's website (http://www.ibm.com) contains a significant amount of information about IBM, including the company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (http://www.ibm.com/investor). These materials are available free of charge on or through our website.

The public may read and copy any materials the company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

IBM Investor Services Program

The Investor Services Program brochure outlines a number of services provided for IBM stockholders and potential IBM investors, including the reinvestment of dividends, direct purchase and the deposit of IBM stock certificates for safekeeping. Call (888) IBM-6700 for a copy of the brochure. Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

Investors with other requests may write to: IBM Stockholder Relations, New Orchard Road, Armonk, New York 10504

IBM Stock

IBM common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and outside the United States.

Annual Meeting

The IBM Annual Meeting of Stockholders will be held on Tuesday, April 26, 2011, at 10 a.m. in the Majestic Ballroom, Renaissance St. Louis Hotel, St. Louis, Missouri.

Stockholder Communications

Stockholders in the United States and Canada can get quarterly financial results, listen to a summary of the Annual Meeting remarks and hear voting results from the meeting by calling (800) IBM-7800. Callers can also request printed copies of the information via mail or fax. Stockholders residing outside the United States, Canada and Puerto Rico should call (402) 573-9861.

Literature for IBM Stockholders

The literature on IBM mentioned below is available without charge from:

Computershare Trust Company, N.A., P.O. Box 43078,
Providence, Rhode Island 02940-3078 (888) IBM-6700

Investors residing outside the United States, Canada and Puerto Rico should call (781) 575-2727.

The Form 10-K Annual Report and Form 10-Q Quarterly Reports to the SEC provide additional information on IBM's business. The 10-K report is released by the end of February; 10-Q reports are released by early May, August and November.

An audio recording of the 2010 Annual Report will be available for sight-impaired stockholders in June.

The IBM Corporate Responsibility Report details the company's distinct strategy, results and key performance metrics in the areas of employees, communities, environment, supply chain, public policy and governance. The report highlights IBM's values-based leadership of IBMers, leadership that drives not just our corporate social responsibility efforts, but also our hiring decisions, our partnering strategy and our client engagements. The report is available in printed form, on-line and downloadable at http://www.ibm.com/responsibility.

General Information

For answers to general questions about IBM from within the continental United States, call (800) IBM-4YOU. From outside the United States, Canada and Puerto Rico, call (914) 499-1900.



International Business Machines Corporation
New Orchard Road, Armonk, New York 10504
(914) 499-1900

The IBM Annual Report is printed on recycled paper and is recyclable.

Printed in the U.S.A. COL03002-USEN-01

Design: VSA Partners, Inc. Printing: RR Donnelley




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